
United Technologies


12026283

INNOVATION

2011 ANNUAL REPORT

FINANCIAL AND CORPORATE
RESPONSIBILITY PERFORMANCE

F-35B LIGHTNING II

Flying under the power of Pratt & Whitney's F135 propulsion system, the F-35B Lightning II prepares to make its first ever vertical landing on the deck of the USS *Wasp*. The historic landing marked the beginning of a successful three-week sea trial. The F135 propulsion system has proved to be the most advanced, capable fifth-generation fighter engine for the F-35B aircraft.

About the cover: A prime example of innovation is found in Pratt & Whitney's new PurePower PW1000G engine family. Scheduled to enter service in 2013, it is expected to reduce fuel burn by up to 16 percent, nitrogen oxide emissions by half and airport ground noise by up to 75 percent. It also is expected to generate an annual cost savings of up to $1.5 million per aircraft per year compared to comparable engines currently in service.

United Technologies Corporation (UTC) is a diversified company that provides a broad range of high-technology products and services to the global aerospace and building systems industries. In 2011, we announced a reorganization of our commercial and aerospace businesses. Our commercial businesses are Otis elevators and escalators and the new UTC Climate, Controls & Security, which includes Carrier and UTC Fire & Security. Our aerospace businesses are Sikorsky aircraft and the new UTC Propulsion & Aerospace Systems, which includes Pratt & Whitney aircraft engines and Hamilton Sundstrand aerospace and industrial products. For more information about the reorganization and the impact on financial reporting beginning in 2012, see page 28 of Management's Discussion and Analysis. The company also operates a central research organization that pursues technologies for improving the performance, energy efficiency and cost of UTC products and processes. UTC is a member of the Fortune 50, the Dow Jones industrial average and the Dow Jones sustainability indexes.



ANNUAL REPORT CONTENTS

WE AIM TO BE THE LEADER IN ALL WE DO.

United Technologies was built on a spirit of innovation and a commitment to be the leader in all we do. That spirit continues today. Our products are designed for top energy efficiency as well as top performance. We develop sustainable solutions that make buildings comfortable, safe and environmentally sound. Our technology is game changing and makes modern life possible. We strive to set the standard for customer service. Above all, we aim to deliver results the right way—ethically, safely and profitably.



LOUIS R. CHÊNEVERT, CHAIRMAN & CHIEF EXECUTIVE OFFICER





DEAR SHAREOWNER

2011 was another strong year for United Technologies. Solid execution across our business units allowed us to again deliver double-digit earnings growth. Our continued focus on improving productivity, investing in game-changing technologies and expanding our presence in fast-growing emerging markets has positioned us to continue to grow our base business in 2012 despite an uncertain global economic outlook. Looking beyond 2012, the major acquisitions we announced in 2011, involving Goodrich and IAE International Aero Engines, will transform our company, setting the foundation for strong earnings growth in 2013 and beyond.

Chairman & Chief Executive Officer Louis R. Chênevert visits Pratt & Whitney's manufacturing facility in Middletown, Conn. Background at left, downtown Shanghai.

Our focus on operating performance in 2011 drove organic growth across UTC, with all business segments achieving double-digit operating margins. Most notable, Carrier achieved its 12 percent margin goal in 2011, one year ahead of our target. This success was the result of strong operational focus, cost containment efforts and execution of its business transformation strategy.

Along with strong operating performance came strong cash generation, with cash flow from operations less capital expenditures again exceeding net income. Strong cash performance during the year enabled us to raise our dividend by 12.9 percent. This year also marked the 75th consecutive year that United Technologies has paid a dividend. Through dividend payments and share repurchase, United Technologies returned 67 percent of its cash flow to our shareowners.*

UTC's long-term total shareowner return continued to exceed that of peers and key market indices. For the period from December 31, 2001, through December 31, 2011, UTC delivered total shareowner return of 175 percent, more than three times the Dow Jones industrials and more than five times the S&P 500.

While the near-term global economic outlook remains challenging, we look to the future with confidence. We believe our announced agreement to acquire Goodrich, the largest acquisition in United Technologies' history, marks the start of a bright new chapter for UTC and will significantly strengthen our position in the fast-growing commercial aerospace market. Goodrich, a leading global supplier of systems and services to the aerospace and defense industry, will be an excellent strategic fit with UTC's existing aerospace portfolio. Goodrich has a well-established presence in areas where we do not, such as aircraft landing gear, braking systems and nacelles. Together, Goodrich and United Technologies will be well positioned to provide greater value to our customers with better, more integrated products and services for the next-generation aircraft at a more competitive price.

Since the agreement was announced, customer feedback has been overwhelmingly positive, and integration planning is progressing very smoothly. We anticipate closing the transaction in mid-2012 and are excited to welcome the Goodrich employees to United Technologies. We are also excited about the opportunity to bring together the complementary capabilities of our two great companies to provide additional value to our customers.

Further strengthening our position in the commercial aerospace market was the agreement to purchase Rolls-Royce's share of IAE, which produces the V2500 engine for the A320 family of aircraft. Upon closing, which is expected in mid-2012, UTC will become the majority shareholder of IAE. This new ownership structure positions Pratt & Whitney for strong growth in the important single-aisle aircraft segment, as IAE has more than 4,500 V2500 engines in service today and nearly 2,000 engines on order. The new structure will also allow customers to transition smoothly from the current V2500 engine to Pratt & Whitney's new Geared Turbofan engine for the Airbus A320neo aircraft family.

In 2011, we also positioned UTC for long-term growth with the announcement of significant organizational changes that will group a number of UTC business units into new aerospace and commercial building organizations. This new structure will allow United Technologies to more efficiently serve our global customer base through greater integration across product lines and drive growth by taking full advantage of technology investments and the company's footprint in emerging markets.

On the aerospace side, we created UTC Propulsion & Aerospace Systems, which brings the Pratt & Whitney and Hamilton Sundstrand businesses under a new leadership structure. As we position ourselves for a growth phase in the aerospace cycle, this new organizational structure will allow us to leverage the long-term investments we have made in aerospace systems, including systems developed for the Boeing 787 and in the Geared Turbofan technology. Closer coordination by Pratt & Whitney and Hamilton Sundstrand, two world-class franchises, will also position UTC to win increased content on next-generation aircraft

* This represents funds returned to shareowners as a percentage of a cash flow measure we call free cash flow. We define free cash flow as cash flow from operations less capital expenditures. In 2011, UTC generated cash flow from operations of $6.6 billion, and capital expenditures were $983 million, resulting in free cash flow of $5.6 billion. We returned approximately 57 percent of cash flow from operations to shareowners through dividends and share repurchases.

with more integrated propulsion and systems offerings. The anticipated integration of Goodrich into the new organizational structure will bring greater benefits, including increased opportunities for more highly integrated products and services for our customers, and additional cost synergies through leveraging a common supply base and low-cost source initiatives.

On the commercial side, the UTC Climate, Controls & Security organization consolidates the Carrier and UTC Fire & Security business units. This new organization creates a strategic growth platform that will better serve customers, increase field productivity and take full advantage of product-line synergies. The new structure also positions UTC to respond to a growing demand, especially in emerging markets, for more integrated solutions, including advanced building controls, climate systems, and enterprise fire and security systems. As the global economy recovers, and more skyscrapers, schools, airports, hospitals and stadiums are built in developing markets such as India, China and Brazil over the next decade, the increased interoperability of building systems will provide our global customers with better building management, efficiency and safety.

There were many notable successes across United Technologies in 2011. Among them was the commercial success of the Geared Turbofan engine with both existing and new customers. To date, Pratt & Whitney has received orders for more than 2,000 PurePower Geared Turbofan engines, including options, while successfully completing more than 1,500 hours of full engine testing, validating the expected improvements in fuel burn, emissions and noise. We anticipate continued market success for the Geared Turbofan engine in the years ahead as air travel between new and existing cities grows, and our aerospace customers seek quieter, cleaner and more fuel-efficient solutions.

United Technologies continues to receive outstanding third-party recognition for our performance. We were honored that *TIME* magazine recognized the Geared Turbofan engine as the most important development in aviation in 2011. We are also proud that in March 2011 Sikorsky's X2 Technology demonstrator was awarded the prestigious Collier Trophy.

On the military side, Pratt & Whitney's F135 engine for the Joint Strike Fighter (JSF) met or exceeded all performance and cost targets and achieved significant new milestones in 2011, including supporting flawless sea trials of the short takeoff and vertical landing (STOVL) variant aboard the USS *Wasp*. The outstanding performance of the F135 validates the decision of the U.S. Congress and Department of Defense to eliminate funding for an extra engine, choosing the F135 as the sole engine for the JSF.

In closing, 2011 was a year of positioning UTC for long-term earnings growth. We announced transformational acquisitions in our core businesses, and we are aligning our organizational structure to capitalize on emerging and growth markets. We also remain focused on productivity and improved our operational performance by driving ACE in our own facilities and in our supply chain. We delivered strong earnings growth and cash performance, and we raised our dividend. Simply put, 2011 was a very solid year for UTC.

As always, UTC's outstanding performance over the past year reflects the dedication and commitment of UTC's senior management team and our 200,000 employees around the world. On behalf of our shareowners, I thank our employees for their many contributions and for making United Technologies a truly amazing company.

I also thank our customers for the confidence and trust they have placed in us. We recognize that our future success depends on our ability to find better, faster and more efficient ways to deliver value. I'm confident we can do this and outperform peers in the years ahead. I know we will experience many more amazing successes and continue to develop innovative products that transform modern life — and perform as impressively as the United Technologies employees who make them.



Louis R. Chênevert
Chairman & Chief Executive Officer

HOW DO YOU REMAIN THE LEADER IN A COMPETITIVE LANDSCAPE THAT IS CONSTANTLY CHANGING?

BY CONTINUOUSLY IMPROVING EVERYTHING YOU DO.

We always ask ourselves the tough questions: from how can we improve products that already set the standard for performance to how can we help build greener, cleaner and healthier communities. Thanks to the innovation of our employees, we are finding the answers and developing the solutions that our customers need.

Otis is recognized around the globe for its energy-efficient products and commitment to service and safety. Here in Mumbai, India, an Otis technician installs elevators in Peninsula Business Park, a major office complex under construction in this fast-growing city.

Q

HOW DO YOU GROW A COMPANY PROFITABLY?

A

By finding growth opportunities in existing businesses and making strategic acquisitions that complement the portfolio and lead to long-term profitability. We are pursuing growth on both fronts.


IAE

Pratt & Whitney and Rolls-Royce have agreed to restructure their participation in IAE International Aero Engines, which provides the V2500 engine for the Airbus family of aircraft, and to form a joint venture to develop engines for the next generation of midsize aircraft.

BUILDING SOLUTIONS

Canada's BMO Financial Group is piloting an innovative building management system by Automated Logic, a business of UTC Climate, Controls & Security, that will use our integrated cooling, heating and security systems.

MAKING TRANSFORMATIONAL DEALS

In 2011, we announced transformational deals — the agreement to acquire Goodrich Corp. and the agreements with Rolls-Royce to purchase its share of IAE International Aero Engines to become the majority shareholder in the consortium with partners Japanese Aero Engines Corporation (JAEC) and MTU Aero Engines AG (MTU).

Our proposed $18.4 billion acquisition of Goodrich will bring complementary products of two great companies together to offer more intelligent, fully integrated systems for our aerospace customers. The agreements with Rolls-Royce position Pratt & Whitney, JAEC, MTU and IAE to better serve their airline and leasing customers by offering more competitive, flexible and cost-effective engine solutions for the Airbus A320 aircraft family. The new structure also will provide customers world-class support for the IAE V2500 engine and the Pratt & Whitney PW1100G-JM series of engines being developed for the A320neo aircraft.

ORGANIZING AROUND CUSTOMER NEEDS

During the year, we announced a new organizational structure that will enable us to better serve customers and maximize our investments in technology. UTC Climate, Controls & Security, which includes Carrier and UTC Fire & Security, will provide customers with advanced commercial and technical solutions, including fire safety, security, building controls, heating, ventilating, air conditioning and refrigeration. UTC Propulsion & Aerospace Systems, which includes Hamilton Sundstrand and Pratt & Whitney, positions us to develop integrated propulsion and aircraft systems for next-generation aircraft.

CH-53K HELICOPTER

The CH-53K will be the largest heavy-lift maritime helicopter in the world. Developed for the U.S. Marine Corps, it will be used to move troops, vehicles and supplies on and off ships.



HOW DO YOU MAKE THE WORLD'S MOST TRUSTED HELICOPTERS EVEN BETTER?



By pushing the boundaries of vertical flight. Our technology sets the standard for speed and performance, and raises the competitive bar.

Sikorsky continues to revolutionize vertical flight as it develops the world's next generation of helicopters. The CH-53K will be the world's largest heavy-lift maritime helicopter with a cargo hold that can easily accommodate a vehicle the size of a Humvee. Also being developed is a prototype of the S-97 Raider, a light tactical helicopter based on the company's revolutionary X2 Technology demonstrator. The S-97 Raider will be able to cruise comfortably at 220 knots — nearly twice the cruise speed of conventional helicopters — while retaining all the attributes of today's highest performing helicopters.



The super-fast, highly maneuverable S-97 Raider is designed to usher in the next generation of light military helicopters. The company's research center was instrumental in developing rotor technology that enables the aircraft to achieve its remarkable speed.

CHINA/INDIA

Q

HOW DO YOU PARTICIPATE IN THE WORLD'S FASTEST GROWING ECONOMIES?

A

By establishing an early presence in emerging markets and working in partnership for mutual benefit. We hire and promote from the local workforce, establish in-country manufacturing facilities, develop local supply chains and adapt technology to meet the needs of a global customer base.

GAINING CUSTOMERS AND EXPANDING CAPABILITIES

Our commercial businesses have announced major new facilities in China and India. In China, Carrier expanded its manufacturing scale and commercial sustainability offering with the acquisition of a controlling interest in Shandong Fuerda Air Conditioner Equipment Co. Ltd., a leader in the water source and geothermal heat pump product segment. Otis chose fast-growing Chongqing as the site of its sixth elevator factory in the country.

In India, Carrier expanded its commercial offering and manufacturing capabilities by localizing its global air-cooled chiller platform in the Gurgaon facility with the production of high-efficiency AquaThrust 30XA chillers to serve the fast-growing Indian market. Carrier's Transicold business is helping India improve the quality and safety of transporting perishables. Also in India, Otis broke ground on a major expansion of its Bangalore elevator factory, which is set to be completed in 2012.



The International Finance Center, foreground, is among Shanghai's most prominent landmarks. The skyscrapers are equipped with Carrier chillers, heat pumps, airside equipment and controls.





In Kohinoor Square, a state-of-the-art office complex under construction in Mumbai, India, Otis will install 63 units, including energy-efficient Gen2 elevators. Kohinoor Square is being built to LEED Platinum certification, which will make it one of the greenest complexes in the world.

TACKLING SOME OF THE WORLD'S LARGEST BUILDING PROJECTS

Otis is providing energy-efficient products and solutions to some of the world's newest, tallest and greenest buildings. Among them is Kohinoor Square in Mumbai, India. In addition to elevators and escalators, Otis will install its Compass destination management system, which improves building traffic flow, and its EMS Panorama advanced elevator management system, which enables building staff to manage a full-range of elevator functions from any computer with an Internet connection.

In China, Otis will supply and install 700 energy-efficient elevators with ReGen drives for an immense social housing reconstruction project in Jiangsu. It is one of Otis' largest wins in the country. The project will provide elevator service to 16,000 units of housing.

HELPING BUILD NEW, GLOBAL AVIATION HUBS

During the year, Pratt & Whitney expanded a production facility for its Aerotech Manufacturing Co. Ltd. in Chengdu, China. It will manufacture a selection of engine hardware, including parts for the PurePower PW1000G engine family. Pratt & Whitney Aerotech Manufacturing Co. Ltd. is a joint venture of Pratt & Whitney, Chengdu Engine Group Corporation and Aviation Industries of China.



The Aerotech Manufacturing facility in Chengdu, China, will manufacture engine parts for the PurePower PW1000G engine family.

The first fully assembled Sikorsky S-92 cabin built in India was completed in Hyderabad in October 2011 and shipped to the United States for final assembly. In 2009, Sikorsky formed both a supplier relationship with Tata Advanced Systems Ltd. — which builds the cabins — and a joint venture to manufacture aerospace components. These relationships with the Tata Sons subsidiary are representative of the steps Sikorsky is taking to localize production.



GREEN NOTES

Carrier launched its *Green Shoots* program in Asia in 2011 to support primary school education in rural areas, improve local communities and promote sustainable social development. At the end of the year, 15 schools in six countries across Asia were participating in *Green Shoots*.

EMPIRE STATE BUILDING



HOW DO YOU BUILD GREEN CITIES?



By developing integrated solutions that enable buildings to use energy more efficiently, lower their greenhouse gas emissions, and offer safety and security to their occupants.

For Otis, it is both a homecoming and the largest modernization project in the company's 158-year history: refurbishing the elevators in the iconic Empire State Building in New York City. Otis installed the original elevator system in the 1930s and now has been awarded a contract and 10-year maintenance agreement to upgrade the building's 68 elevators and related equipment. The modernization is expected to deliver improved speed, energy efficiency and passenger experience.

TAKING THE LEED

We help customers find energy-efficient building solutions, and we look for similar opportunities in our own operations. During the year, we opened a new manufacturing facility in Mirabel, Canada, which was built to rigorous standards set by the U.S. Green Building Council's Leadership in Energy and Environmental Design (LEED)—the benchmark for energy and environmental performance in buildings. Another manufacturing facility in Monterrey, Mexico, was LEED Gold certified in 2011. It is our policy to incorporate sustainable practices into all new UTC facilities and target a rating of LEED Gold. To date, 11 of our facilities have earned LEED certification, with seven of them achieving Gold or Platinum levels.



3 WORLD TRADE CENTER — A LANDMARK PROJECT

Automated Logic has been chosen to provide the building automation system for the landmark 3 World Trade Center, now under construction in New York City. At 80 stories, it will be the third tallest building in the World Trade Center master plan and has been designed to meet LEED Gold criteria. Automated Logic is part of UTC Climate, Controls & Security.

The building automation system will control and monitor heating, cooling and fire protection equipment as well as provide a direct interface with an innovative fuel cell system designed by UTC Power. The system is designed to provide a comfortable environment for the building's occupants and to help tenants save energy and promote more sustainable operations.

Automated Logic also is providing building systems to 2 World Trade Center and 4 World Trade Center.



Equipped with building controls by Automated Logic, 3 World Trade Center will be one of New York City's greenest skyscrapers.

GREEN NOTES



Demand continues to grow for Carrier's sustainable and energy-efficient CO_2OLtec refrigeration systems. The company has an agreement with major German food retailer *"tegut..."* gute Lebensmittel to install 50 systems in its stores through 2012. CO_2OLtec uses carbon dioxide, a natural and environmentally neutral refrigerant that is especially suited for cool climates such as in northern Europe.



Employees at our Kidde plant in North Yorkshire, United Kingdom, have found a way to recycle filter cake, a byproduct in the manufacture of fire-fighting foams. Filter cake contains organic nitrogen and calcium compounds and is now being used in compost, an essential material for gardeners and growers.


Carrier

In 2011, Sikorsky commissioned a combined heat and power cogeneration facility that produces enough energy to power 84 percent of its 2-million-square-foot Stratford, Conn., site. The new system also provides 85 percent of the site's heating needs, while reducing greenhouse gas emissions by more than 8,900 metric tons annually. Carrier and its NORESCO business served as strategic partners on the project, providing design and construction consultation.

Q

HOW DO YOU KEEP YOUR CUSTOMERS COMING BACK?

A

By offering them the best, most innovative products on the market—and following up with the best service available. We aim to delight our customers from point of sale through aftermarket arrangements.


OTIS

As part of Otis Elite service, technicians track the operation of elevators and related equipment to ensure maximum performance and reliability. Elite service offers customers an unprecedented level of support.

ON CALL 24/7

Since opening its doors more than a year ago, Hamilton Sundstrand's Customer Response Center in Windsor Locks, Conn., has earned a reputation for offering best-in-class aftermarket service. Staffed by engineers 24 hours a day, 365 days a year, the center addresses technical issues and spare part orders—whatever is needed to keep aircraft flying. In 2011, the center received more than 7,600 inquries from approximately 1,100 customers.

OTIS ELITE SERVICE

Otis Elite service continues to delight its growing customer base. A key differentiator for the company, Otis Elite service offers customers an unprecedented level of support and benefits that help ensure maximum equipment reliability and efficient repairs of their elevator systems. At the end of 2011, approximately 29,200 Otis Elite service subscriptions had been sold worldwide, up more than 45 percent from 2010.

I-LINK



ONE POWERFUL WINDOW

In 2011, our Chubb business introduced i-link, the industry's first fully networked portal view of a customer's fire and security landscapes. Through i-link, customer locations are interactively visible in real time through one convenient Web interface. Currently available to customers in Australia and the United Kingdom, i-link provides seamless online account management, allowing customers to place and track all service calls online, work with a standardized process for service requests and generate customized reports at any time. Chubb is part of UTC Climate, Controls & Security.

With i-link, Chubb customers can monitor locations interactively and in real time through a single Web interface, resulting in more efficient facility management.

ACE GOLD


Carrier

Q

HOW DO YOU OUTPERFORM THE COMPETITION?

A

By implementing ACE — our Achieving Competitive Excellence operating system. With its focus on continuous improvement, ACE enables us to meet — even exceed — customer expectations, while reducing costs and improving productivity and employee engagement.

Our Collierville, Tenn., manufacturing facility was certified ACE Gold in 2011. It is our largest ACE Gold site worldwide. Products manufactured there include Carrier's new Infinity heat pump with Greenspeed intelligence. The home heating and cooling unit uses breakthrough technology that delivers up to 69 percent higher heating efficiency than any ducted, air-source heat pump on the market.

Being a top competitor in today's economic environment requires sound strategies, their effective execution and a commitment to improve continuously. To achieve this, we manage all of our activities through the rigorous application of our ACE operating system. By the end of 2012, we expect 80 percent of our sites to be rated ACE Gold or Silver. This represents the highest levels of performance and customer service.

We are moving forward with a number of ACE initiatives. Among them: the Supplier Gold program to help key suppliers continuously improve their performance; the Engineering ACE Certification Program to improve engineering processes and products; and advanced Lean initiatives to create and improve manufacturing flow to enhance customer and shareholder value.

Q

HOW DO YOU COMBINE PROFITABILITY WITH RESPONSIBILITY?

A

By applying the highest standards of performance across our company and measuring success with the same ethical, environmental and safety metrics everywhere we do business.

As United Technologies continues to grow in markets around the world, we bring with us a belief that financial performance and corporate responsibility go hand in hand. As a responsible corporate citizen, we are committed to minimizing the environmental impact of our products, our operations and our supply chain. We provide a safe work environment and support lifelong learning for all employees. We support charitable and social causes in the communities where we live and work.

GOVERNANCE

Governance at UTC begins with our Code of Ethics, created in 1990 and relaunched in 2006. The code was adopted by the UTC Board of Directors, which, as of January 1, 2012, has 13 directors, 12 of whom are independent. As we work to build a culture of ethics and compliance, we seek candid feedback from employees. This year, 89 percent of hourly and salaried employees participated in our Global Employee Survey. With a participation rate that surpasses global standards, UTC's historic areas of strength—ethics; environment, health and safety; and customer focus—continued an upward trend. UTC's Code of Ethics, which includes our policy on citizenship and human rights, is available online.



UTC BOARD OF DIRECTORS

Left to right: Richard B. Myers, Christine Todd Whitman, H. Patrick Swygert, Charles R. Lee, John V. Faraci, Harold McGraw III, Jean-Pierre Garnier, Louis R. Chênevert, Ellen J. Kullman, Edward A. Kangas, Richard D. McCormick, André Villeneuve, Jamie S. Gorelick. For more information on the Board of Directors, see page 90.


Yelitza Forte, Sikorsky
Master of Business Administration


Daniel Ward, Pratt & Whitney
Master's in Mechanical Engineering


Susan Dean, Carrier
Bachelor's in Business Management
Master's in Business Management


Nathan Boelkins, Hamilton Sundstrand
Master's in Strategic Management


Anna Fletcher, Otis
Master of Business Administration
(currently pursuing)


Stephen Zsiga, Sikorsky
Associate in Computer Science
Bachelor's in Business Management
Master of Science in Business

LIFELONG LEARNING

Our employees tackle complex projects, and the products they build and service literally power modern life. To deliver our broad, high-technology portfolio, we recruit the most talented employees and encourage them to continue learning throughout their careers.

Our commitment to education is exemplified in our Employee Scholar Program (ESP). We pay for tuition, books and fees for accredited programs and give employees paid time off each week to study. Moreover, the ESP places no restrictions on the course of study an employee may pursue. Since its inception 15 years ago, UTC employees have earned more than 32,000 degrees through the ESP. To date, we have invested $1 billion in the program. We see the payoff on that investment every day. And so do our customers and other stakeholders.

Our Employee Scholar Program encourages lifelong learning by helping employees continue their education.

ENERGY EFFICIENCY

Our commitment to achieve maximum energy efficiency in our products is the impetus for the approach we take to encourage similar efforts in the global marketplace. We begin with our own operations and employees, involve suppliers and customers, and engage third-party organizations to raise awareness.

UTC is conducting original research to identify ways to reduce energy consumption in new and existing buildings by 25 percent, a goal that is achievable with existing technology. We use the most recent academic, market and government data, and employ a suite of energy-system models. To date, we have issued three research papers in an ongoing series on energy efficiency.

SUSTAINABLE CITIES
DESIGN ACADEMY

The Sustainable Cities Design Academy is a signature program of the American Architectural Foundation. It was founded by UTC in 2009 to provide leadership development and technical assistance to local community leaders who are engaged in planning sustainable building projects in their communities.

"Achieving maximum energy efficiency requires a holistic approach that goes beyond the building itself to include city layout, building design standards and equipment selection procedures. And UTC adds value in all aspects of this equation."

LOUIS R. CHÊNEVERT,
CHAIRMAN & CHIEF EXECUTIVE OFFICER

RESULTS OF OUR RESEARCH

The first paper, *The Business Case for Building Efficiency*, identifies how strategic energy-efficiency investments can increase profits, foster job creation and help insulate a company from fluctuating energy prices. The second paper, *Enhancing American Productivity*, outlines how investments in building efficiencies today can help ensure future economic prosperity and global competitiveness. The third paper, *The Global Market Opportunity*, describes the challenges and opportunities presented by the largest migration in human history. Approximately 60 million to 70 million rural residents in developing countries are moving each year to cities or seeing cities built up around them. By improving the energy efficiency of existing and future buildings, countries can help enable the comfort, safety and prosperity of their citizens. To learn more and to view updates, visit www.utc.com/efficiency.

UTC is a founding sponsor of the U.S. Green Building Council's Center for Green Schools. The center is working to transform U.S. schools to make them better for the environment, less expensive to operate, and healthier places to learn and work. During the year, two UTC Center for Green School Fellows launched initiatives in 222 schools in Boston and Sacramento, Calif. Their activities contributed to the more than 6,500 LEED-certified and registered school projects currently underway. UTC's support also enabled a volunteer network to commit more than 208,000 hours of service in 2011.


THE CENTER
FOR GREEN SCHOOLS
USGBC

SHARING BEST PRACTICES

Through its Carrier business, UTC Climate, Controls & Security is the U.S. Green Building Council's largest partner in LEED education. Its LEED workshops educate employees, customers and suppliers from Brazil, China, France, India, the United Arab Emirates (UAE) and the United States. In 2011, Carrier also launched the Distinguished Sustainability Lecture Series in collaboration with the Higher Colleges of Technology in the UAE.

In 2011, the U.S. Department of Energy brought its Save Energy Now LEADER showcase to Hamilton Sundstrand in Windsor Locks, Conn. The one-day event brought together approximately 100 representatives from more than 30 manufacturing companies, seeking ways to cut energy consumption by 25 percent in 10 years. UTC provided attendees with an energy-management guidebook that described its successful energy-efficiency best practices.

ENVIRONMENT

Discipline and focus guide our efforts to continuously improve our environment, health and safety (EH&S) performance. Since 1996, we have improved our health and safety performance as measured by both total recordable incident rate and lost workday incident rate by 88 percent and 86 percent, respectively.

As our EH&S goals evolved from compliance and conservation to elimination of impacts from our value chain and products, so too has our understanding of how and where we can influence sustainability efforts across the globe.



We are partnering with One Drop, a nongovernmental organization, to bring fresh water to a region in India.

A WATER TOOL FOR SUSTAINABILITY

From 2006 to 2011, we reduced our water consumption by 26 percent. We have set a 2015 sustainability goal of reducing our water consumption by 40 percent. To help us continue to meet and exceed our goals, we are applying the World Business Council for Sustainable Development's Global Water Tool to our operations. The tool helps us assess water-related risks, improve decision making and shape water-management plans.

ONE DROP PARTNERSHIP: PROJECT INDIA

Through a partnership with One Drop, a nongovernmental organization, we are supporting a three-year project in Orissa, India, to bring safe drinking water to 100 villages. Milton Roy, a division of Hamilton Sundstrand, is leveraging employee expertise and its innovative line of water, wastewater treatment and chemical metering pumps to improve living conditions in an area where nearly 40 percent of the population does not have access to safe drinking water.



ONE DROP

COMMUNITY

To support vibrant communities where we live and work, we focus our charitable giving around our employees' expertise and their volunteer efforts.

Since 1995, we have contributed more than $3 million to *FIRST* Robotics, an international high school robotics competition that encourages the study of math and science. In 2011, 70 UTC mentors supported more than 50 high school teams from across 14 states. We also introduced the UTC *FIRST* Robotics internship program to continue to develop relationships with the next generation of innovators.



Louis R. Chênevert visits with UTC mentors of the Bobcats, an award-winning high school *FIRST* Robotics team from South Windsor, Conn.

For more information on our performance against our 2011 EH&S goals and the establishment of our 2015 sustainability goals, please see our Key Performance Indicators on page 19 and visit **www.utc.com/responsibility.**

AT A GLANCE

FINANCIALS

United Technologies Corporation provides high-technology products and services to the building systems and aerospace industries worldwide through our industry-leading businesses. In 2011, UTC net sales increased 7 percent to $58.2 billion with all business units growing organically.

Earnings per share grew 16 percent to $5.49 per share, and all business units achieved double-digit operating profit margins. Cash flow from operations less capital expenditures exceeded net income attributable to common shareowners.

NET SALES
Dollars in billions



54.9
59.1
52.4
54.3
58.2
07
08
09
10
11

DILUTED EARNINGS PER COMMON SHARE
Dollars per share



4.27
4.90
4.12
4.74
5.49
07
08
09
10
11

CASH FLOW FROM OPERATIONS
Dollars in billions



5.3
6.2
5.4
5.9
6.6
07
08
09
10
11

RESEARCH AND DEVELOPMENT [1]
Dollars in billions



3.6
3.8
3.7
3.6
3.8
07
08
09
10
11

DIVIDENDS PAID PER COMMON SHARE
Dollars per share



1.17
1.35
1.54
1.70
1.87
07
08
09
10
11

DEBT TO CAPITAL [2]
Percent



29
41
32
32
31
07
08
09
10
11

[1] Amounts include company- and customer-funded research and development.

[2] The increase in the 2008 debt to capitalization ratio reflects unrealized losses of approximately $4.2 billion, net of taxes, associated with the effect of market conditions on our pension plans, and 2008 debt issuances totaling $2.25 billion. The decrease in the 2009 debt to total capitalization ratio, as compared to 2008, reflects the impact of positive returns on our pension plans, the beneficial impact of foreign exchange rate movement and the reduction of approximately $1.7 billion of total debt.

BUSINESSES IN BALANCE UTC's balanced portfolio of businesses spans geographies, markets and customer relationships.

NET SALES BY TYPE AS A PERCENT OF TOTAL NET SALES



Commercial Aerospace
22%
Commercial & Industrial
58%
20%
Military Aerospace & Space



Aftermarket
42%
Original Equipment Manufacturing
58%

NET SALES BY GEOGRAPHY AS A PERCENT OF TOTAL NET SALES



Europe
26%
United States
39%
20%
Asia Pacific
15%
Other

CORPORATE RESPONSIBILITY

Key Performance Indicators measure UTC's sustainability goals and performance. UTC reporting standards include the ongoing analysis and correction of data, as applicable, following the close of a reporting period. Consequently, previously reported annual metric results may change between annual reporting periods, and UTC may include any prior year data revisions in current reporting. Additional information detailing our progress is available at **www.utc.com/responsibility**.

NON-GREENHOUSE GAS EMISSIONS
Million lbs



2.86
2.07
1.31
1.19
1.22
1.02
07
08
09
10
11
15

GREENHOUSE GAS EMISSIONS
Million metric tons CO_2e



2.33
2.21
1.95
1.89
1.85
1.87
07
08
09
10
11
15

INDUSTRIAL PROCESS WASTE
Million lbs



340
316
255
242
242
211
07
08
09
10
11
15

WORLDWIDE WATER CONSUMPTION
Million gals



2,043
1,927
1,645
1,617
1,552
1,254
07
08
09
10
11
15

LOST WORKDAY INCIDENT RATE
Cases/100 employees



.31
.26
.18
.14
.20
.10
07
08
09
10
11
15

TOTAL RECORDABLE INCIDENT RATE
Cases/100 employees



1.16
.97
.75
.64
.74
.56
07
08
09
10
11
15

MATERIALS OF CONCERN
Percent elimination in new products



44
53
51
50
58
100
07
08
09
10
11
15

SUPPLIER EH&S
Percent new critical suppliers meeting expectations



100
100
100
73
1,101
284
366
347
08
09
10
11

GOVERNANCEMETRICS INTERNATIONAL ACCOUNTABILITY RATING
Compared to S&P 500 companies based on prior year data



9.5
9.5
9.5
10
10
07
08
09
10
11

BUSINESS UNIT HIGHLIGHTS

OTIS



Otis' NCE escalator is the first to offer as standard a complete, all-in-one package of green features.

EMPLOYEES
60,847

NET SALES
$12.4 BILLION

OPERATING PROFIT
$2.8 BILLION

OTIS

Design, manufacture, installation, service and upgrade of elevators, escalators and moving walkways for all buildings, including commercial, residential, multipurpose malls, educational institutions and urban transportation systems.

UTC CLIMATE, CONTROLS & SECURITY


Follow the
Natural Refrigerant Leader...
Carrier

Carrier's breakthrough NaturaLINE container refrigeration system design delivers best-in-class efficiency.

EMPLOYEES
27,676

NET SALES
$12.0 BILLION

OPERATING PROFIT
$1.5 BILLION


Carrier

Heating, ventilating, air-conditioning and refrigeration (HVACR) systems, controls, services and sustainable solutions for residential, commercial, industrial, food service and transportation applications.


V300ZEFIRO

In Italy, 50 high-speed trains operated by Trenitalia are being equipped with Marioff's innovative HI-FOG water-mist technology, an advanced fire suppression system that protects passengers and equipment.

EMPLOYEES
38,065

NET SALES
$6.9 BILLION

OPERATING PROFIT
$692 MILLION



UTC Fire & Security
A United Technologies Company

Fire detection, alarm and suppression systems; specialty detection products and combustion controls; fire safety services; security software and hardware systems; design, manufacturing, integration, installation and servicing of access control, intruder alarm, video surveillance and fire systems; security monitoring and response.

Otis is involved in some of the largest and most ambitious building projects in the world. During the year, the company won a contract to supply and install 30 elevators and 16 escalators for the Lotte World Tower in Seoul, South Korea. Standing at approximately 1,820 feet, it will be the second highest building in the world and the tallest one in Asia.

In India, Otis will supply 47 elevators and 16 escalators to Kohinoor Square, a new LEED Platinum office complex under construction in Mumbai. Kohinoor Square will be equipped with Otis' Compass destination management system, which improves a building's traffic flow, and EMS Panorama, a Web-based application that enables building staff to monitor, control, report on and manage a full range of elevator functions.

During the year, the company unveiled its enhanced NCE escalator. It is the first escalator that is equipped with a standard package of green features, including a regenerative drive, power standby features, LED lighting and high-efficiency lubrication.

Much of the demand for Otis elevators comes from its clean, energy-efficient technology. Its Gen2 elevators are up to 50 percent more energy efficient than conventional systems. When combined with ReGen drives, they are up to 75 percent more energy efficient than conventional systems without regenerative drives. At the end of 2011, more than 255,000 Gen2 elevators had been sold worldwide.

Otis plans to open a number of new factories in 2012 to meet growing demand for its products. They include a 215,000-square-foot facility in São Bernardo do Campo, Brazil; the expansion of the Bangalore factory in India; and a factory in Chongqing, China. The company also is opening a 423,000-square-foot facility in Florence, S.C., which will become the manufacturing center for its U.S. and Canadian operations.

Carrier continues to benefit from the transformation it began in 2008 to simplify its businesses and focus on core growth platforms. As the leading HVACR company in the world, Carrier's strategic growth drivers include a strong presence in fast-growing markets, such as India and China, where major construction projects are underway; the anticipated recovery in the U.S. commercial and residential real estate markets; and continued investment in technology, which is delivering advanced, sustainable solutions to customers.

During the year, the company introduced its breakthrough NaturaLINE container refrigeration system design. The new NaturaLINE design has been engineered to deliver best-in-class efficiency by using carbon dioxide, a natural refrigerant, instead of conventional synthetic refrigerants, which have higher global warming potential.

Two Carrier factories—in Monterrey, Mexico, and Huntington, Ind.—were certified LEED Gold in 2011. The Monterrey factory is the world's first heating, ventilation and air-conditioning factory to receive LEED Gold certification.

Since 2000, more than 100 million metric tons of greenhouse gas emissions have been avoided as a result of customers installing high-efficiency Carrier systems. The savings, as measured by the company's CO_2NSERVATION Meter, are equivalent to removing approximately 19 million cars off the road for one year.

Carrier won a number of major contracts in 2011. Dalian Wanda Group awarded an annual purchasing agreement to Carrier China for the second consecutive year, expanding the agreement to include airside products in addition to chillers. Transicold won multiple contracts for its ThinLINE and PrimeLINE container refrigeration units. Automated Logic will provide a building management system for 3 World Trade Center. And NORESCO, Carrier's energy services company, won a major contract from the Hawaii Department of Public Safety.

UTC Fire & Security reached a number of milestones during the year, including the introduction of 90 new products. Among them were two Edwards fire panels that are designed to enhance building safety, as well as a modular detector that combines smoke, heat and carbon monoxide sensing technologies.

Det-Tronics introduced its new smoke and heat module, which seamlessly integrates hazardous and nonhazardous areas, such as living quarters and control rooms, with a single life safety system. The module supports multiple devices, including smoke detectors, heat detectors, carbon monoxide detectors and manual call stations.

To support growth in the Middle East, our fire and security business also inaugurated a state-of-the-art training center in Bahrain, which provides world-class fire and security product training for employees, business partners, end users and consultants.

Italy's major train manufacturer, Ansaldo Breda, is equipping 50 of its high-speed trains with Marioff's fire protection system. The project marks a significant fire suppression installation within the rail industry and is Marioff's first major rail project in Italy since the introduction of legislation requiring fixed fire suppression systems for trains.

In the United Kingdom, Chubb Systems installed a groundbreaking, integrated network to monitor and manage traffic on the nation's highway system. It has led not only to improved efficiency and safety, but also to reductions in fuel emissions from idling vehicles.

BUSINESS UNIT HIGHLIGHTS

SIKORSKY



N762D

First deliveries of Sikorsky's S-76D helicopter are scheduled for 2012. It will be powered by Pratt & Whitney engines.

EMPLOYEES
17,780

NET SALES
$7.4 BILLION

OPERATING PROFIT
$840 MILLION



Sikorsky

Military and commercial helicopters; fixed-wing aircraft; spare parts and maintenance, repair and overhaul services for helicopters and fixed-wing aircraft; civil helicopter operations.

UTC PROPULSION & AEROSPACE SYSTEMS



BOMBARDIER
CS300

Hamilton Sundstrand is providing key systems to Bombardier's CSeries, the next generation of narrow-body, medium-range passenger jets.

EMPLOYEES
17,158

NET SALES
$6.2 BILLION

OPERATING PROFIT
$1.1 BILLION



Hamilton Sundstrand
A United Technologies Company

Electrical power generation and distribution systems; engine accessories and control systems; flight control systems and pilot controls; propulsion systems; environmental control systems; auxiliary power units; aircraft lighting; fire protection products for aircraft and military ground vehicles; NASA's space suit/life support system; industrial products, including portable and stationary air compressors, high-pressure pumps, gas compressors, and metering pumps and systems.



Pratt & Whitney's ultra-efficient PurePower PW1000G engine ushers in a new era for the aerospace industry.

EMPLOYEES
35,872

NET SALES
$13.4 BILLION

OPERATING PROFIT
$2.0 BILLION



Turbofan engines for large commercial, business and military aircraft; turboprop engines for regional airline, business, utility and military aircraft; turboshaft engines for commercial and military helicopters; land-based gas turbine, biomass, solar thermal and geothermal power solutions for the industrial and utility markets; maintenance, repair and overhaul services, including the sale of spare parts as well as fleet management services; liquid space propulsion systems for military and commercial applications.

During the year, Sikorsky's revolutionary X2 Technology demonstrator took its final flight, proving once again that it could travel comfortably at approximately twice the speed of conventional helicopters. Two prototype light-tactical helicopters are now under development based on the X2 Technology demonstrator. Sikorsky has received a number of prestigious awards for its breakthrough X2 Technology, including the Robert J. Collier Trophy in 2011.

Initial models of the CH-148 CYCLONE helicopter were provided to Canadian Forces in 2011. The CH-148 incorporates significant technological innovations to enable a full range of maritime missions.

The company also delivered the MH-60S SEAHAWK helicopter to the Royal Thai Navy, marking the first international delivery of the aircraft. The Royal Australian Navy has contracted with the U.S. government for 24 Sikorsky MH-60R SEAHAWK helicopters, the most advanced antisubmarine and antisurface warfare helicopter currently in operation.

Sikorsky is modernizing and reselling 50-year-old S-61 helicopters, a longtime mainstay for naval and commercial operations, and modernizing 30-year-old BLACK HAWK helicopters for the U.S. Army.

Sikorsky won a number of significant competitions during the year. The government of Turkey selected the company for a program involving 109 coproduced derivative BLACK HAWK helicopters. Some components will be built and assembled at the company's 50-percent-owned manufacturing facility in Turkey. Sweden is the first European country to procure the Sikorsky UH-60M BLACK HAWK helicopter, a highly sophisticated aircraft for transport, search and rescue, and other missions. The company also signed a multiyear contract to provide 16 S-92 helicopters to Bond Aviation Group for offshore crude oil and natural gas support.

Two Boeing aircraft — the 787 Dreamliner and 747-8 airliner — entered service in 2011 equipped with key systems provided by Hamilton Sundstrand. The company was instrumental in the design and testing of the Dreamliner and provided nine of its major systems.

Hamilton Sundstrand has been selected to supply systems on the Bombardier Global 7000 and Global 8000 business jets. It also is providing the lighting and electrical systems for Bombardier's CSeries aircraft. During the year, Bombardier recognized Hamilton Sundstrand with its annual In-Service STAR (Supplier Top Achievement Recognition) award for its support of Bombardier's Q400 aircraft program.

The company continues to grow its presence in the China market. During the year, construction began on a facility in Xi'an to manufacture the electric power generation and distribution system for the C919 aircraft being developed by the Commercial Aircraft Corporation of China Ltd. The facility is part of a joint-venture arrangement with AVIC Electromechanical Systems Co. Ltd. Hamilton Sundstrand also will provide the C919's emergency power system, pilot controls, and fire and overheat protection system. Additionally, the company is partnering with AVIC on ventures to develop components for auxiliary power units and vapor cycle machines for commercial aircraft for China and international markets.

In July, Hamilton Sundstrand supported the launch of NASA's final space shuttle mission. The company will remain the lead contractor on NASA's space suit and continue to support the International Space Station, which will be in orbit through 2020.

Hamilton Sundstrand's industrial businesses — Milton Roy, Sullair and Sundyne — are recognized as global leaders in critical pump technologies and compressed air solutions.

The PurePower PW1500G engine took to the skies for its first flight in 2011, launching the flight-test program for the next-generation Geared Turbofan engine. It flew its maiden flight on the company's 747SP flying test bed at the new Mirabel Aerospace Centre in Canada. The PW1500G engine test program will run a total of eight test engines with certification scheduled for 2012 and entry into service in 2013. Orders have been placed for more than 2,000 PurePower engines, including options.

During the year, Pratt & Whitney celebrated the opening of its state-of-the-art manufacturing and testing facility in Canada. The facility will assemble and test the PurePower PW1500G engine series for the Bombardier CSeries aircraft and the advanced PurePower PW800 family of engines for the next generation of large business jets.

The F135 engine continues to demonstrate excellent reliability and performance while powering nearly 1,000 flights for the F-35 Lightning II. In 2011, Pratt & Whitney was awarded more than $4 billion in F135 orders for all phases of the program. The company also demonstrated the capability to double the output of production F135 engines, bringing total deliveries to nearly 40.

Pratt & Whitney PW4062 engines were chosen to power the U.S. Air Force's KC-46 tanker, an aerial refueling aircraft.

Pratt & Whitney Rocketdyne has begun testing the J-2X upper-stage engine, which will power NASA's next era of human spaceflight. The J-2X is based on a proven design that could provide a safe and reliable solution for NASA's future heavy-lift launch vehicles.

OUR COMMITMENTS

OUR COMMITMENTS DEFINE WHO WE ARE AND HOW WE WORK.

THEY FOCUS OUR BUSINESSES AND MOVE US FORWARD.

PERFORMANCE

Our customers have a choice, and how we perform determines whether they choose us. We aim high, set ambitious goals and deliver results, and we use customer feedback to recalibrate when necessary. We move quickly and make timely, well-reasoned decisions because our future depends on them. We invest authority where it needs to be, in the hands of the people closest to the customer and the work.

INNOVATION

We are a company of ideas that are nurtured by a commitment to research and development. The achievements of our founders inspire us to reach always for the next innovative and powerful and marketable idea. We seek and share ideas openly and encourage diversity of experience and opinion.

OPPORTUNITY

Our employees' ideas and inspiration create opportunities constantly, and without limits. We improve continuously everything we do, as a company and as individuals. We support and pursue lifelong learning to expand our knowledge and capabilities and to engage with the world outside UTC. Confidence spurs us to take prudent risks, to experiment, to cooperate with each other and, always, to learn from the consequences of our actions.

RESPONSIBILITY

Successful businesses improve the human condition. We maintain the highest ethical, environmental and safety standards everywhere, and we encourage and celebrate our employees' active roles in their communities.

RESULTS

We are a preferred investment because we meet aggressive targets whatever the economic environment. We communicate honestly and forthrightly to investors, and deliver consistently what we promise. We are a company of realists and optimists, and we project these values in everything we do.

FINANCIAL TABLE OF CONTENTS

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(Dollars in millions, except per share amounts)	**2011**	2010	2009	2008	2007
FOR THE YEAR					
Net sales	**$ 58,190**	$ 54,326	$ 52,425	$ 59,119	$ 54,876
Research and development	**2,058**	1,746	1,558	1,771	1,678
Restructuring costs	**336**	443	830	357	166
Net income	**5,374**	4,711	4,179	5,053	4,548
Net income attributable to common shareowners	**4,979**	4,373	3,829	4,689	4,224
Earnings per share:					
Basic:					
Net income attributable to common shareowners	**5.58**	4.82	4.17	5.00	4.38
Diluted:					
Net income attributable to common shareowners	**5.49**	4.74	4.12	4.90	4.27
Cash dividends per common share	**1.87**	1.70	1.54	1.35	1.17
Average number of shares of Common Stock outstanding:					
Basic	**892**	908	917	938	964
Diluted	**907**	923	929	956	989
Cash flow from operations	**6,590**	5,906	5,353	6,161	5,330
Capital expenditures	**983**	865	826	1,216	1,153
Acquisitions, including debt assumed[4]	**372**	2,797	703	1,448	2,336
Repurchases of Common Stock	**2,175**	2,200	1,100	3,160	2,001
Dividends paid on Common Stock[1]	**1,602**	1,482	1,356	1,210	1,080
AT YEAR END					
Working capital	**$ 7,142**	$ 5,778	$ 5,281	$ 4,665	$ 4,602
Total assets[4]	**61,452**	58,493	55,762	56,837	54,888
Long-term debt, including current portion[2]	**9,630**	10,173	9,490	10,453	8,063
Total debt[2]	**10,260**	10,289	9,744	11,476	9,148
Total debt to total capitalization[2]	**31%**	32%	32%	41%	29%
Total equity[2]	**22,820**	22,332	20,999	16,681	22,064
Number of employees[3, 4]	**199,900**	208,200	206,700	223,100	225,600

Note 1 Excludes dividends paid on Employee Stock Ownership Plan Common Stock.

Note 2 The increase in the 2008 debt to total capitalization ratio, as compared to 2007, reflects unrealized losses of approximately $4.2 billion, net of taxes, associated with the effect of market conditions on our pension plans, and the 2008 debt issuances totaling $2.25 billion. The decrease in the 2009 debt to total capitalization ratio, as compared to 2008, reflects the reversal of unrealized losses in our pension plans of approximately $1.1 billion, the beneficial impact of foreign exchange rate movement of approximately $1.0 billion, and the reduction of approximately $1.7 billion of total debt.

Note 3 The decrease in 2011, as compared with 2010, includes the impact of divestitures primarily within the UTC Fire & Security and Carrier segments, as well as headcount reductions associated with restructuring actions across UTC.

Note 4 The increase in 2010, as compared with 2009, includes the impact of acquisitions across the company, most notably the 2010 acquisition of the GE Security business within the UTC Fire & Security segment. The increase in the number of employees in 2010 associated with acquisition activity was partially offset by headcount reductions associated with restructuring actions across UTC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS OVERVIEW

We are a global provider of high technology products and services to the building systems and aerospace industries. Our operations for the periods presented herein are classified into six principal business segments: Otis, Carrier, UTC Fire & Security, Pratt & Whitney, Hamilton Sundstrand and Sikorsky. Otis, Carrier and UTC Fire & Security are collectively referred to as the "commercial businesses," while Pratt & Whitney, Hamilton Sundstrand and Sikorsky are collectively referred to as the "aerospace businesses." Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

On September 28, 2011, we announced a new organizational structure to better serve customers and to drive growth and achieve greater efficiencies through integration across certain product lines. This new structure combines Carrier and UTC Fire & Security into a new segment called UTC Climate, Controls & Security. Beginning with the first quarter of 2012, Carrier and UTC Fire & Security will report combined financial and operational results as part of this new segment. As part of this new organizational structure, we also created UTC Propulsion & Aerospace Systems, a new organization consisting of Pratt & Whitney and Hamilton Sundstrand. Pratt & Whitney and Hamilton Sundstrand will continue to report their financial and operational results as separate segments, which is consistent with how we will allocate resources and measure the financial performance of these businesses. We have reported our financial and operational results for the periods presented herein under the six principal segments noted above, consistent with how we have reviewed our business operations for decision-making purposes, resource allocation and performance assessment during 2011.

Our consolidated net sales were derived from the commercial and aerospace businesses as follows (sales from Hamilton Sundstrand's and Pratt & Whitney's industrial markets are included in "commercial and industrial"):

	2011	2010	2009
Commercial and industrial	**58%**	57%	58%
Military aerospace and space	**20%**	21%	21%
Commercial aerospace	**22%**	22%	21%
	100%	100%	100%

In each of 2011, 2010 and 2009, approximately 58% of our consolidated sales were original equipment and 42% were aftermarket parts and services.

Our worldwide operations can be affected by industrial, economic and political factors on both a regional and global level. To limit the impact of any one industry, or the economy of any single country on our consolidated operating results, our strategy has been, and continues to be, the maintenance of a balanced and diversified portfolio of businesses. Our businesses include both commercial and aerospace operations, original equipment manufacturing (OEM) and extensive related aftermarket parts and services businesses, as well as the combination of shorter cycles at Carrier and in our commercial aerospace aftermarket businesses, and longer cycles at Otis and at our aerospace OEM businesses. Our customers include companies in the private sector and governments, and our businesses reflect an extensive geographic diversification that has evolved with the continued globalization of world economies. The composition of net sales from outside the United States, including U.S. export sales to these regions, in U.S. Dollars and as a percentage of total segment sales, is as follows:

(Dollars in millions)	2011	2010	2009	2011	2010	2009
Europe	**$ 12,601**	$ 11,957	$ 12,216	**22%**	22%	23%
Asia Pacific	**9,394**	7,986	7,173	**16%**	15%	14%
Other Non-U.S.	**5,380**	5,374	4,991	**9%**	10%	9%
U.S. Exports	**7,957**	7,296	6,996	**14%**	13%	13%
International segment sales	**$35,332**	$32,613	$31,376	**61%**	60%	59%

As part of our growth strategy, we invest in businesses in certain countries that carry high levels of currency, political and/or economic risk, such as Argentina, Brazil, China, India, Mexico, Russia, South Africa and countries in the Middle East. At December 31, 2011, the net assets in any one of these countries did not exceed 7% of consolidated shareowners' equity.

Although the global economy improved in 2011 as compared with 2010, signs of recovery experienced early in 2011 began losing momentum later in the year, reflecting concerns about the deepening sovereign debt crisis in Europe and the political climate in Washington, D.C. As a result of persistent high unemployment in the United States (U.S.) and Europe, a weak U.S. housing market, government budget reduction plans, and the European sovereign debt crisis, growth within developed economies remains low. In 2011, world gross domestic product growth was approximately 3%, with growth led by emerging markets, and we expect emerging markets will continue growing in 2012, although at a moderating pace. Despite ongoing uncertainty in the world economy, global aerospace markets are trending favorably with commercial airline traffic, pricing, and capacity utilization increasing, and major airframe manufacturers expecting record delivery levels in 2012. Although we expect commercial construction in Europe to be flat in 2012 as compared with 2011, we are beginning to see a slight recovery in North America. Globally, construction markets remain generally weak, with the exception of some emerging markets. The European economy remains an uncertainty as we enter 2012, with continued volatility in the Euro. Although we do not have any significant direct exposure to European sovereign debt, we do generate approximately 26% of our net sales, including U.S. exports, from Europe. Therefore, continued economic decline in Europe could have a significant adverse impact on our financial results especially if coupled with further declines in the Euro or other foreign currencies. As noted above, we generated approximately 61% of our sales from outside the U.S., including U.S. export sales, in 2011. Exchange rates therefore could have a significant impact on sales and operating profits as foreign currency results are translated into U.S. Dollars for financial reporting.

In line with the slowing world economy in 2011, our short cycle shipments and order rates were mixed across our businesses. In 2011, as compared with 2010, commercial aerospace spares orders at Pratt & Whitney increased 8% while Hamilton Sundstrand's commercial aerospace orders grew 22%. Conversely, Carrier's North American residential HVAC orders declined approximately 3% in 2011, yet within our longer cycle business, Otis' new equipment orders grew 15% in 2011 as compared with 2010, despite declines in North America and slower growth in China late in 2011. Although economies in China, India and Brazil have recently shown signs of slowing, growth rates in these and other emerging markets generally remain well above those of developed economies.

Led by strength in Carrier's transportation refrigeration business and improved aftermarket volume in the aerospace businesses, our sales grew 6% organically in 2011. We expect organic sales growth in 2012 to be 2% to 4% reflecting a strong opening backlog and continued strength in the aerospace businesses, tempered by generally lower order growth rates in our commercial businesses.

Although we expect an increase in organic growth, which, if realized, would contribute to operating profit growth, we also continue to invest in new platforms and new markets to position us for additional growth, while remaining focused on structural cost reduction, operational improvements and disciplined cash redeployment. These actions contributed to our earnings growth and operating profit margin expansion during 2011 and positioned us for future earnings growth as the global economy recovers. We undertook a significant restructuring initiative in early 2009 to reduce structural and overhead costs across all of our businesses in order to help mitigate the adverse volume impact that resulted from the global economic crisis. Restructuring costs totaled $336 million, $443 million and $830 million in 2011, 2010 and 2009, respectively. As a result of these restructuring actions, continued focus on cost reductions and increasing sales volumes, segment operating margin increased 80 basis points from 14.6% in 2010 to 15.4% in 2011. This year-over-year increase includes a 30 basis point net benefit from lower restructuring charges and non-recurring items. While we expect to benefit in 2012 from cost reductions realized on the restructuring actions undertaken in prior years, we also expect an adverse impact on operating profits in 2012 from net commodity cost increases of approximately $50 million and incremental research and development investment of approximately $150 million.

As discussed below in "Results of Operations," operating profit in each of 2011 and 2010 includes the impact from non-recurring items such as the adverse effect of asset impairment charges, and the beneficial impact of gains from business divestiture activities, primarily those related to Carrier's ongoing portfolio transformation. Our earnings growth strategy contemplates earnings from organic sales growth, including growth from new product development and product improvements, structural cost reductions, operational improvements, and incremental earnings from our investments in acquisitions. We invested $372 million (including debt assumed of $15 million) and $2.8 billion (including debt assumed of $39 million) in the acquisition of businesses across the entire company in 2011 and 2010, respectively. Acquisitions completed in 2011 consisted principally of a number of smaller acquisitions in both our aerospace and commercial businesses. Our investment in businesses in 2010 principally reflected the acquisitions of the General Electric (GE) Security business and Clipper Windpower Plc (Clipper).

On September 21, 2011, we announced an agreement to acquire Goodrich Corporation (Goodrich), a global supplier of systems and services to the aerospace and defense industry with 2010 sales of $7 billion. Under the terms of the agreement, Goodrich shareholders will receive $127.50 in cash for each share of Goodrich common stock they own at the time of the closing of the transaction. This equates to a total estimated enterprise value of $18.4 billion, including $1.9 billion in net debt to be assumed. The transaction is subject to customary closing conditions, including regulatory approvals and Goodrich shareholder approval. We expect that this acquisition will close in mid-2012. Goodrich products include aircraft nacelles and interior systems, actuation and landing systems, and electronic systems. Once the acquisition is complete, Goodrich and Hamilton Sundstrand will be combined to form a new segment named UTC Aerospace Systems. This segment and our Pratt & Whitney segment will be separately reportable segments although they will both be included within the UTC Propulsion & Aerospace Systems organizational structure. We expect the increased scale, financial strength and complementary products of the new combined business will strengthen our position in the aerospace and defense industry. Further, we expect that this acquisition will enhance our ability to support our customers with more integrated systems.

In connection with the pending acquisition of Goodrich, we are evaluating a number of financing structures that will likely include some level of short- and long-term debt, equity issuance and cash. We intend to maintain our strong existing credit rating and minimize future share count dilution on earnings per share by targeting the equity component to comprise no more than 25% of the total financing (excluding the amount of debt assumed). As part of this assessment, we are also evaluating the potential disposition of a number of our non-core businesses to generate cash and minimize the level of future debt or equity issuances. While certain potential disposition candidates have been identified, no actions have yet been committed to, and no businesses currently meet the "held-for-sale" criteria. However, during 2012, it is possible that management will commit to the disposition of one or more of these businesses which may result in impairment charges or gains/losses that are realized upon disposition. Any such gains or losses could be significant to UTC's results of operations during the period incurred.

On October 12, 2011, Pratt & Whitney and Rolls-Royce plc (Rolls-Royce), a participant in the IAE International Aero Engines AG (IAE) collaboration, announced an agreement to restructure their interests in IAE. Under the terms of the agreement, Rolls-Royce will sell its interests in IAE and license its V2500 intellectual property in IAE to Pratt & Whitney for $1.5 billion plus an agreed payment contingent on each hour flown by V2500-powered aircraft in service at the closing date during the fifteen year period following closing of the transaction. Consummation of this restructuring is subject to regulatory approvals and other closing conditions. The acquisition of the additional interests in IAE will give Pratt & Whitney a controlling interest with approximately 66% ownership. Upon closing, we anticipate Pratt & Whitney will begin consolidating IAE. The acquisition of the additional interests in IAE and the intellectual property licenses will be reflected as intangible assets and amortized in relation to the economic benefits received over the projected remaining life of the V2500 program.

Also, on October 12, 2011, Pratt & Whitney and Rolls-Royce announced an agreement to form a new joint venture, in which each will hold an equal share, to develop new engines to power the next generation of 120 to 230 passenger mid-size aircraft that will replace the existing fleet of mid-size aircraft currently in service or in development. With this new joint venture, Pratt & Whitney and Rolls-Royce will focus on high-bypass ratio geared turbofan technology as well as collaborate on future studies of next generation propulsion systems. Pursuant to the agreement, the formation of this new venture is subject to regulatory approvals and other closing conditions, including completion of the restructuring of the parties' interests in IAE. We expect the restructuring of the parties' interests in IAE to be completed in mid-2012. The closing of the new joint venture may take a substantially longer period of time to complete.

Both acquisition and restructuring costs associated with a business combination are expensed as incurred. Depending on the nature and level of acquisition activity, earnings could be adversely impacted due to acquisition and restructuring actions initiated in connection with the integration of the acquisitions.

In addition to the foregoing, the combination of Carrier and UTC Fire & Security into a new segment to be called UTC Climate, Controls & Security, and the realignment of reporting units required by this combination, along with the potential disposition of certain businesses in connection with this combination, will necessitate a re-evaluation of goodwill allocations. Depending upon the resulting cash flows, including those generated from the disposition of any businesses, goodwill impairment charges could be incurred and could be significant to UTC's results of operations during the period incurred.

For additional discussion of acquisitions and restructuring, see "Liquidity and Financial Condition," "Restructuring Costs" and Notes 2 and 12 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net Sales

(Dollars in millions)	**2011**	2010	2009
Net sales	**$58,190**	$54,326	$52,425
Percentage change year-over-year	**7.1%**	3.6%	(11.3)%

The 7% increase in consolidated net sales in 2011, as compared with 2010, reflects organic sales growth (6%), the beneficial impact of foreign currency translation (2%) and the adverse impact of net divestitures (1%) resulting from the portfolio transformation efforts undertaken at Carrier. As discussed above in the "Business Overview," all segments experienced organic sales growth during 2011, led by Sikorsky (10%), Hamilton Sundstrand (9%), and Carrier (9%). The organic sales growth at Sikorsky was primarily attributable to higher military OEM and aftermarket sales, while the organic sales growth at Hamilton Sundstrand was a result of higher volumes in both the aerospace and industrial businesses. Carrier's organic sales growth was driven primarily by the recovery in the transport refrigeration market. The organic sales growth in the remaining businesses reflected higher commercial sales and aftermarket volume at Pratt & Whitney, higher new equipment volumes in emerging markets for Otis, and strength within the products business at UTC Fire & Security.

The 4% increase in consolidated net sales in 2010, as compared with 2009, reflects organic sales growth (2%), the beneficial impact of foreign currency translation (1%) and the impact of net acquisitions (1%). The impact of net acquisitions primarily reflects the acquisition of the GE Security business at UTC Fire & Security, net of the impact of dispositions from the portfolio transformation efforts undertaken at Carrier. The organic sales increase was largely led by Carrier and Sikorsky. These organic increases were partially offset by organic sales contraction at both Otis and UTC Fire & Security. The organic sales growth at Carrier was driven by continuing strength in the transport refrigeration business, while Sikorsky's growth was primarily attributable to higher military sales. The organic contraction at Otis was due to a decline in new equipment sales as a result of continued commercial and residential market weakness. In addition, the decline at UTC Fire & Security reflected contraction in the service and install business as a result of weak economic conditions in principal markets.

Cost of Products and Services Sold

(Dollars in millions)	**2011**	2010	2009
Cost of products sold	**$31,026**	$28,956	$ 28,905
Percentage of product sales	**75.1%**	74.9%	77.4%
Cost of services sold	**$ 11,127**	$10,458	$ 9,956
Percentage of service sales	**65.8%**	66.7%	66.0%
Total cost of products and services sold	**$42,153**	$ 39,414	$ 38,861
Percentage change year-over-year	**6.9%**	1.4%	(10.9)%

The factors contributing to the total percentage change year-over-year in total cost of products and services sold are as follows:

	2011	2010
Organic volume	6 %	1 %
Foreign currency translation	2 %	1 %
Acquisitions and divestitures, net	(1)%	—
Restructuring	—	(1)%
Total % Change	7 %	1 %

Total cost of products and services sold increased organically (6%) at a rate consistent with organic sales growth (6%). The beneficial impact of cost reductions and productivity gains were partially offset by higher commodity, pension, and warranty costs in 2011.

Both total cost of products and services sold and overall sales volumes increased in 2010, as compared with 2009, as a result of higher year-over-year sales volumes. Total cost of products and services sold increased organically (1%) at a rate lower than organic sales growth of 2% reflecting the beneficial impact from operational improvements, cost savings and restructuring actions taken.

Gross Margin

(Dollars in millions)	2011	2010	2009
Gross margin	$16,037	$14,912	$13,564
Percentage of net sales	27.6%	27.4%	25.9%

Gross margin as a percentage of sales increased 20 basis points, in 2011 as compared with 2010, driven primarily by increased volumes and lower cost of sales resulting from continued focus on cost reductions, savings from previously initiated restructuring actions and net operational efficiencies. The beneficial impacts of the absence of asset impairment charges (10 basis points) recorded at Carrier and Hamilton Sundstrand in 2010 and lower year-over-year restructuring charges (20 basis points) were partially offset by higher warranty costs at Hamilton Sundstrand in 2011.

Gross margin as a percentage of sales increased 150 basis points in 2010 relative to 2009. The increase was driven primarily by higher volumes and lower cost of sales resulting from continued focus on cost reductions, savings from previously initiated restructuring actions and net operational efficiencies. Gross margin as a percentage of sales in 2010 also reflects the benefits of the shift in mix from new equipment sales to higher margin service sales at Otis, the increase in higher margin aerospace aftermarket sales at the aerospace businesses, and the beneficial impact from net acquisition/disposition activity. The beneficial impact of lower year-over-year restructuring charges (20 basis points) was offset by the adverse impact of asset impairment charges (20 basis points) recorded in 2010, related to disposition activity at Carrier and Hamilton Sundstrand.

Research and Development

(Dollars in millions)	2011	2010	2009
Company-funded	$2,058	$1,746	$ 1,558
Percentage of net sales	3.5%	3.2%	3.0%
Customer-funded	$ 1,768	$1,890	$2,095
Percentage of net sales	3.0%	3.5%	4.0%

Research and development spending is subject to the variable nature of program development schedules and, therefore, year-over-year variations in spending levels are expected. The majority of the company-funded spending is incurred by the aerospace businesses and relates largely to the next generation product family at Pratt & Whitney, the Boeing 787 program at Hamilton Sundstrand, and various programs at Sikorsky. The year-over-year increase in company-funded research and development in 2011, compared with 2010, primarily reflects increases at Pratt & Whitney associated with the next generation product family. The increase in company-funded research and development in 2010, compared with 2009, principally reflects increases at Pratt & Whitney associated with the next generation product family, increases at both Hamilton Sundstrand and Sikorsky as they continue to ramp up new product development programs, and an increase at UTC Fire & Security related to the acquisition in 2010 of the GE Security business.

Company-funded research and development spending for 2012 is expected to increase by approximately $150 million from 2011 levels as a result of our continued focus on developing new technologies, led by Pratt & Whitney.

The decrease in customer-funded research and development in both 2011 and 2010, as compared with prior years, was primarily driven by a decrease at Pratt & Whitney related to a reduction in development spending on the Joint Strike Fighter program.

Selling, General and Administrative

(Dollars in millions)	2011	2010	2009
Selling, general and administrative	$6,464	$6,024	$6,036
Percentage of net sales	11.1%	11.1%	11.5%

The increase in selling, general and administrative expenses in 2011, as compared with 2010, is due primarily to the impact of acquisitions completed over the year, including the acquisition of the GE Security business in March 2010 and the acquisition of Clipper in December 2010, adverse foreign exchange translation, and higher pension related costs.

The decrease in selling, general and administrative expenses in 2010, as compared with 2009, is due primarily to a continued focus on cost reduction and the impact from restructuring and cost saving initiatives undertaken in 2009 in anticipation of adverse economic conditions. These improvements were partially offset by the impact of recent acquisitions. As a percentage of sales, the 40 basis point year-over-year decrease primarily reflects the impact of lower restructuring costs.

Other Income, Net

(Dollars in millions)	2011	2010	2009
Other income, net	**$584**	$44	$407

Other income, net includes the operational impact of equity earnings in unconsolidated entities, royalty income, foreign exchange gains and losses as well as other ongoing and non-recurring items. The year-over-year change in other income, net in 2011, as compared with 2010, largely reflects an approximately $55 million net year-over-year increased gain resulting from Carrier's ongoing portfolio transformation, $41 million gain from the sale of an equity investment at Pratt & Whitney, a $73 million gain on the contribution of a Sikorsky business into a new venture in the United Arab Emirates, a $123 million increase in income from joint ventures, $79 million in other, net gains from divestitures, as well as the absence of the $159 million other-than-temporary impairment charge of our equity investment in Clipper, all of which was partially offset by $66 million other-than-temporary impairment charge on an equity investment at UTC Fire & Security, and $45 million of reserves established for legal matters.

The year-over-year change in other income, net in 2010, as compared with 2009 largely reflects a $159 million other-than-temporary impairment charge recorded in 2010 on our then equity investment in Clipper in order to bring the investment to market value, the absence of an approximately $60 million gain recognized in 2009 from the contribution of the majority of Carrier's U.S. Residential Sales and Distribution business into a new venture, the absence of a $52 million gain recognized in 2009 at Otis on the re-measurement to fair value of an interest in a joint venture as well as the absence of gains from 2009 related to business divestiture activity across the company. The decline in other income, net year-over-year also reflects the adverse impact from an approximately $30 million valuation allowance charge recorded in 2010 related to an unconsolidated foreign venture at Carrier, equity losses associated with our recently acquired Clipper business, and costs associated with the early extinguishment of debt in 2010. These adverse impacts were partially offset by a $21 million non-taxable gain recognized in the fourth quarter of 2010 on the re-measurement to fair value of our previously held equity interest in Clipper resulting from the purchase of a controlling interest.

Interest Expense, Net

(Dollars in millions)	2011	2010	2009
Interest expense	**$ 673**	$ 750	$705
Interest income	**(179)**	(102)	(88)
Interest expense, net	**$494**	$ 648	$ 617
Average interest expense rate during the year on:			
Short-term borrowings	**2.0%**	1.8%	3.1%
Total debt	**5.6%**	5.6%	5.8%

Interest expense decreased in 2011, as compared with 2010, primarily as a result of the full year absence of interest associated with the repayment and early redemptions of long-term debt in 2010 and the absence of interest expense on long-term debt that was redeemed early in 2011, partially offset by the full year interest incurred on long-term debt issued in 2010. Interest expense on our long-term debt decreased as a result of the repayment at maturity in May 2010 of our $600 million of 4.375% notes due 2010, the early redemption in June 2010 of the entire $500 million outstanding principal amount of our 7.125% notes that would have otherwise been due November 2010, and the early redemption in September 2010 of the entire $500 million outstanding principal amount of our 6.350% notes that would have otherwise been due March 2011, and as a result of the early redemption in December 2011 of the entire $500 million outstanding principal amount of our 6.100% notes that would otherwise have been due May 15, 2012. This impact was partially offset by the full year impact from the issuance of two series of fixed rate long-term notes totaling $2.25 billion in February 2010. Lower interest charges related to our deferred compensation plan and lower interest accrued on unrecognized tax benefits also contributed to the overall interest expense decline. Interest income increased in 2011, as compared with 2010, as a result of favorable pre-tax interest adjustments of approximately $89 million related to the settlement of U.S. federal income tax refund claims for years prior to 2004, partially offset by the absence of a favorable pre-tax interest adjustment of approximately $24 million associated with the resolution of an uncertain temporary tax item in the second quarter of 2010.

The increase in interest expense in 2010, as compared with 2009, largely reflects the impact of long-term debt issuances during the course of the year, partially offset by the absence of interest associated with the early redemption and repayment of long-term debt in 2010. Interest expense on our long-term debt increased as a result of the issuance of two series of fixed rate long-term notes totaling $2.25 billion in February 2010 (see further discussion in the "Liquidity and Financial Condition" section). This impact was partially offset by the absence of interest associated with the repayment at maturity in May 2010 of our $600 million of 4.375% notes due 2010, the early redemption in June 2010 of the entire $500 million outstanding principal amount of our 7.125% notes that would have otherwise been due November 2010, and the early redemption in September 2010 of the entire $500 million outstanding principal amount of our 6.350% notes that would have otherwise been due March 2011. Aside from the impact of debt repayments and redemptions noted above, the additional interest associated with the issuance of the long-term debt in February 2010 was also partially offset by the absence of interest related to the repayment in June 2009 of our $400 million 6.500% notes due 2009. Interest expense also reflects the lower cost associated with our commercial paper borrowings. Interest income in 2010 includes a favorable pre-tax interest adjustment of approximately $24 million associated with the resolution of an uncertain temporary tax item in the second quarter.

The weighted-average interest rate applicable to debt outstanding at December 31, 2011 was 1.5% for short-term borrowings and 5.6% for total debt as compared to 6.3% and 5.9%, respectively, at December 31, 2010. The decline in the weighted-average interest rates for short-term borrowings was due to the $455 million of commercial paper borrowings outstanding at December 31, 2011, which carries favorable interest rates. There were no commercial paper borrowings outstanding at December 31, 2010. The three month LIBOR rate as of December 31, 2011 was 0.6% and 0.3% as of both December 31, 2010 and 2009.

Income Taxes

	2011	2010	2009
Effective income tax rate	**29.3%**	27.9%	27.4%

The effective income tax rates for 2011, 2010 and 2009 reflect tax benefits associated with lower tax rates on international earnings, which we intend to permanently reinvest outside the United States. The 2011 effective income tax rate increased as compared to 2010, due to the absence of the repatriation of highly taxed dividends which had a net favorable impact in 2010. The 2011 effective tax rate reflects approximately $63 million of favorable income tax adjustments related to the settlement of two refund claims for years prior to 2004, as well as a favorable tax impact of $17 million related to a U.K. tax rate reduction enacted in 2011. These favorable tax adjustments are partially offset by non-deductible charges accrued in 2011.

The 2010 effective income tax rate reflects a non-recurring tax expense reduction associated with management's decision to repatriate additional high tax dividends from 2010 earnings to the U.S. as a result of U.S. tax legislation enacted in 2010. This was partially offset by the non-deductibility of impairment charges, the adverse impact from the health care legislation related to the Medicare Part D program and other increases to UTC's effective income tax rate.

The 2009 effective income tax rate reflects approximately $38 million of tax expense reductions relating to re-evaluation of our liabilities and contingencies based on global examination activity during the year including the Internal Revenue Service's (IRS) completion of 2004 and 2005 examination fieldwork and our related protest filing. As a result of the global examination activity, we recognized approximately $18 million of associated pre-tax interest income adjustments during 2009.

We estimate our full year annual effective income tax rate in 2012, excluding the impact of the acquisition of Goodrich, to be approximately 29.5%, absent one-time adjustments and contingent upon the release of valuation allowances resulting from potential internal reorganizations. These internal reorganizations are separate from the creation of the UTC Climate, Controls & Security and the UTC Propulsion & Aerospace Systems organizations as described above and are a component of our ongoing efforts to improve business efficiency. We anticipate variability in the tax rate quarter to quarter with lower rates likely to occur in the second half of 2012, primarily due to the realization of tax benefits associated with these potential internal reorganizations, which, if completed, would be recognized in the second half of 2012.

For additional discussion of income taxes, see "Critical Accounting Estimates—Income Taxes" and Note 10 to the Consolidated Financial Statements.

Net Income and Earnings Per Share

(Dollars in millions, except per share amounts)	2011	2010	2009
Net income	**$5,374**	$ 4,711	$ 4,179
Less: Noncontrolling interest in subsidiaries' earnings	**395**	338	350
Net income attributable to common shareowners	**$4,979**	$4,373	$3,829
Diluted earnings per share	**$ 5.49**	$ 4.74	$ 4.12

Foreign currency translation, inclusive of the net hedging impact at Pratt & Whitney Canada (P&WC) generated a net positive impact of $.11 per diluted share on our operational performance in 2011. At P&WC, the weakness of the U.S. Dollar against the Canadian Dollar during 2011 generated an adverse foreign currency translation impact as the majority of P&WC's sales are denominated in U.S. Dollars, while a significant portion of its costs are incurred in local currencies. To help mitigate the volatility of foreign currency exchange rates on our operating results, we maintain foreign currency hedging programs, the majority of which are entered into by P&WC. As a result of hedging programs currently in place, P&WC's 2012 full year operating results are expected to include a net adverse impact of foreign currency translation and hedging of approximately $50 million. In 2010, foreign currency generated a net positive impact on our operational results of $.12 per diluted share while in 2009, foreign currency had an adverse impact of $.22 per diluted share. For additional discussion of foreign currency exposure, see "Market Risk and Risk Management—Foreign Currency Exposures."

Diluted earnings per share for 2011 include a net charge of $.04 per share from net restructuring and non-recurring items. Besides the restructuring charges of $336 million, non-recurring items included approximately $152 million of favorable pre-tax interest and income tax adjustments related to the settlement of U.S. federal income tax refund claims for years prior to 2004, approximately $109 million of net gains resulting from Carrier's ongoing portfolio transformation, approximately $73 million gain recognized from the contribution of a business into a new venture in the United Arab Emirates at Sikorsky, approximately $66 million of other-than-temporary impairment charges on an equity investment at UTC Fire & Security, approximately $45 million of reserves established for legal matters, a gain of approximately $41 million recognized from the sale of an equity investment at Pratt & Whitney, and a favorable tax benefit of approximately $17 million as a result of a U.K. tax rate reduction enacted in July 2011.

RESTRUCTURING COSTS

We recorded net pre-tax restructuring costs totaling $336 million in 2011 and $443 million in 2010 for new and ongoing restructuring actions. We recorded these charges in the segments as follows:

(Dollars in millions)	2011	2010
Otis	$ 73	$ 83
Carrier	46	75
UTC Fire & Security	80	78
Pratt & Whitney	67	138
Hamilton Sundstrand	16	37
Sikorsky	53	14
Eliminations and other	1	18
Total	$336	$443

The 2011 charges consist of $180 million in cost of sales, $154 million in selling, general and administrative expenses and $2 million in other income, net, and, as described below, primarily relate to actions initiated during 2011 and 2010. The 2010 charges consist of $283 million in cost of sales, $159 million in selling, general and administrative expenses and $1 million in other income, net. The 2010 restructuring costs reflected in Eliminations and other largely reflect curtailment charges required under our domestic pension plans due to the significant headcount reductions associated with the various restructuring actions. The 2010 charges relate principally to actions initiated during 2010 and 2009.

Restructuring actions are an essential component of our operating margin improvement efforts and relate to both existing operations and those recently acquired. We expect to incur additional restructuring costs in 2012 of at least $150 million to $200 million, including trailing costs related to prior actions, associated with our continuing cost reduction efforts and to the integration of acquisitions. The expected adverse impact on earnings in 2012 from anticipated additional restructuring costs is expected to be offset by the beneficial impact from non-recurring items. Although no specific plans for significant actions have been finalized at this time, we continue to closely monitor the economic environment and may undertake further restructuring actions to keep our cost structure aligned with the demands of the prevailing market conditions.

2011 Actions. During 2011, we initiated restructuring actions relating to ongoing cost reduction efforts, including workforce reductions and consolidation of field operations. We recorded net pre-tax restructuring charges totaling $286 million as follows: Otis $76 million, Carrier $31 million, UTC Fire & Security $62 million, Pratt & Whitney $52 million, Hamilton Sundstrand $13 million, Sikorsky $51 million and Eliminations and other $1 million. The charges consist of $136 million in cost of sales, $147 million in selling, general and administrative expenses and $3 million in other income, net. Those costs consist of $259 million for severance and related employee termination costs, $4 million for asset write-downs and $23 million for facility exit, lease termination and other related costs.

We expect the actions initiated in 2011, once fully complete, to result in net workforce reductions of approximately 5,000 hourly and salaried employees, the exiting of approximately 2 million net square feet of facilities and the disposal of assets associated with the exited facilities. As of December 31, 2011, we have completed, with respect to the actions initiated in 2011, net workforce reductions of approximately 2,200 employees, and 50,000 net square feet of facilities have been exited. We are targeting to complete in 2012 the majority of the remaining workforce and facility related cost reduction actions initiated in 2011. Approximately 85% of the total pre-tax charge will require cash payments, which we have and expect to continue to fund with cash generated from operations. During 2011, we had cash outflows of approximately $102 million related to the 2011 actions. We expect to incur additional restructuring and other charges of $82 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $300 million annually, of which approximately $59 million was realized in 2011.

2010 Actions. During 2011, we recorded net pre-tax restructuring charges of $55 million for actions initiated in 2010. The 2010 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of field operations. We recorded the charges in 2011 as follows: Carrier $19 million, UTC Fire & Security $23 million, Pratt & Whitney $8 million, Hamilton Sundstrand $3 million, and Sikorsky $2 million. The charges consist of $36 million in cost of sales and $19 million in selling, general and administrative expenses. Those costs consisted of $9 million for severance and related employee termination costs, $11 million for asset write-downs and $35 million for facility exit, lease termination and other related costs.

We expect the actions initiated in 2010, once fully completed, to result in net workforce reductions of approximately 5,000 hourly and salaried employees, the exiting of approximately 3.9 million net square feet of facilities and the disposal of assets associated with the exited facilities. As of December 31, 2011, we have completed, with respect to the actions initiated in 2010, net workforce reductions of approximately 4,000 employees and exited 2.5 million net square feet of facilities. We are targeting to complete in 2012 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2010. Approximately 80% of the total pre-tax charge will require cash payments, which we have and expect to continue to fund with cash generated from operations. During 2011, we had cash outflows of approximately $194 million related to the 2010 actions. We expect to incur additional restructuring charges of $21 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $350 million annually.

For additional discussion of restructuring, see Note 12 to the Consolidated Financial Statements.

SEGMENT REVIEW

	NET SALES			OPERATING PROFITS			OPERATING PROFIT MARGIN		
(Dollars in millions)	**2011**	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Otis	**$ 12,437**	$ 11,579	$ 11,723	**$ 2,815**	$2,575	$2,447	**22.6%**	22.2%	20.9%
Carrier	**11,969**	11,386	11,335	**1,520**	1,062	740	**12.7%**	9.3%	6.5%
UTC Fire & Security	**6,895**	6,490	5,503	**692**	714	493	**10.0%**	11.0%	9.0%
Pratt & Whitney	**13,430**	12,935	12,392	**1,999**	1,987	1,835	**14.9%**	15.4%	14.8%
Hamilton Sundstrand	**6,150**	5,608	5,560	**1,082**	918	857	**17.6%**	16.4%	15.4%
Sikorsky	**7,355**	6,684	6,287	**840**	716	608	**11.4%**	10.7%	9.7%
Total segment	**58,236**	54,682	52,800	**8,948**	7,972	6,980	**15.4%**	14.6%	13.2%
Eliminations and other	**(46)**	(356)	(375)	**(430)**	(409)	(255)			
General corporate expenses	**—**	—	—	**(419)**	(377)	(348)			
Consolidated	**$58,190**	$54,326	$52,425	**$8,099**	$7,186	$6,377	**13.9%**	13.2%	12.2%

Commercial Businesses

The financial performance of our commercial businesses can be influenced by a number of external factors including fluctuations in residential and commercial construction activity, regulatory changes, interest rates, labor costs, foreign currency exchange rates, customer attrition, raw material and energy costs, credit markets and other global and political factors. Carrier's financial performance can also be influenced by production and utilization of transport equipment, and for its residential business, weather conditions. Geographic and industry diversity across the commercial businesses help to balance the impact of such factors on our consolidated operating results, particularly in the face of uneven economic growth. During 2011, we saw strong but moderating growth in the emerging markets, with combined orders in Brazil, Russia, India and China increasing 19% in 2011 as compared with 2010, and tapering to 8% in the fourth quarter of 2011, as compared to the same period in 2010. Otis' new equipment orders in China were strong for the year (28%), but slowed during the fourth quarter to 13%. Organic sales growth within our commercial businesses was led by Carrier (9%) in 2011, principally on strength in the transport refrigeration markets.

In 2011, 72% of total commercial business sales were generated outside the United States, including U.S. export sales, as compared to 71% in 2010. The following table shows sales generated outside the U.S., including U.S. export sales, for each of the commercial business segments:

	2011	2010
Otis	**83%**	82%
Carrier	**58%**	56%
UTC Fire & Security	**77%**	78%

Otis is the world's largest elevator and escalator manufacturing, installation and service company. Otis designs, manufactures, sells and installs a wide range of passenger and freight elevators for low-, medium- and high-speed applications, as well as a broad line of escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators as well as maintenance and repair services for both its products and those of other manufacturers. Otis serves customers in the commercial and residential property industries around the world. Otis sells directly to the end customer and through sales representatives and distributors.

				TOTAL CHANGE YEAR-OVER-YEAR FOR:			
				2011 Compared with 2010		2010 Compared with 2009	
(Dollars in millions)	**2011**	2010	2009	**$**	**%**	$	%
Net Sales	**$12,437**	$11,579	$11,723	**$858**	**7%**	$ (144)	(1)%
Cost of Sales	**8,090**	7,540	7,830	**550**	**7%**	(290)	(4)%
	4,347	4,039	3,893				
Operating Expenses and Other	**1,532**	1,464	1,446				
Operating Profits	**$ 2,815**	$ 2,575	$2,447	**$240**	**9%**	$ 128	5 %

	FACTORS CONTRIBUTING TO TOTAL % CHANGE YEAR-OVER-YEAR IN:					
	2011			2010		
	Net Sales	**Cost of Sales**	**Operating Profits**	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	**2%**	**2%**	**2%**	(3)%	(5)%	6 %
Foreign currency translation	**4%**	**4%**	**5%**	1 %	1 %	(1)%
Acquisitions and divestitures, net	**1%**	**1%**	**—**	1 %	1 %	—
Restructuring costs	**—**	**—**	**—**	—	(1)%	3 %
Other	**—**	**—**	**2%**	—	—	(3)%
Total % change	**7%**	**7%**	**9%**	(1)%	(4)%	5 %

2011 Compared with 2010

The organic sales increase (2%) in the year was due to higher new equipment sales volume in China, Russia and Brazil (combined 3%), partially offset by declines in North America (1%). Increased contractual maintenance and repair volume across all regions was offset by a decline in modernization volume in Europe. New equipment orders improved 15% versus the prior year, led by strong order growth in China. Selling prices remained under pressure.

The operational profit improvement (2%) in the period was due to higher new equipment volume, increases in contractual maintenance and repair services, and the benefits of ongoing cost reduction initiatives, partially offset by lower pricing, the impact of higher commodity costs, and lower modernization volume in Europe.

2010 Compared with 2009

The organic sales decline (3%) was due to a decrease in new equipment sales volume as a result of lower opening backlog entering the year, partially offset by a strong volume rebound in China. The decrease in new equipment sales was partially offset by continued growth in the contractual maintenance business. New equipment orders improved 7% versus the prior year, led by strong order growth in China. Selling prices remained under pressure in most markets.

Operational profit improvement (6%) resulted from higher maintenance volume and ongoing cost reduction activities, which more than offset the impact of lower new equipment volume and pricing. Ongoing cost reduction activities also contributed to the 5% reduction in cost of sales. The decrease contributed by "Other" primarily reflects the absence of a $52 million gain recognized in 2009 on the re-measurement to fair value of a previously held equity interest in a joint venture resulting from the purchase of a controlling interest.

Carrier is the leading provider of HVAC and refrigeration solutions, including controls for residential, commercial, industrial and transportation applications. In 2011, Carrier continued to execute the business transformation strategy it began in 2008 by completing divestitures of several non-core businesses and taking noncontrolling equity interests in various ventures. This included taking a noncontrolling equity interest in a new South American venture in exchange for the contribution of Carrier's existing HVAC operations in Brazil, Argentina and Chile to the new venture, which manufactures and distributes HVAC products in those countries. Carrier's products and services are sold under Carrier and other brand names to building contractors and owners, homeowners, transportation companies, retail stores and food service companies. Carrier sells directly to the end customer and through manufacturers' representatives, distributors, wholesalers, dealers and retail outlets. Certain of Carrier's HVAC businesses are seasonal and can be impacted by weather. Carrier customarily offers its customers incentives to purchase products to ensure an adequate supply of its products in the distribution channels. The principal incentive program provides reimbursements to distributors for offering promotional pricing on Carrier products. We account for incentive payments made as a reduction to sales.

In September 2011, to better serve customers and to drive growth and achieve efficiencies through greater integration across certain product lines, we announced a new organizational structure which combines Carrier with UTC Fire & Security into a new segment called UTC Climate, Controls & Security. This new segment will report combined financial and operational results beginning with the first quarter of 2012.

				TOTAL CHANGE YEAR-OVER-YEAR FOR:			
				2011 Compared with 2010		2010 Compared with 2009	
(Dollars in millions)	**2011**	2010	2009	**$**	**%**	$	%
Net Sales	**$11,969**	$11,386	$11,335	**$583**	**5%**	$ 51	— %
Cost of Sales	**9,246**	8,850	8,923	**396**	**4%**	(73)	(1)%
	2,723	2,536	2,412				
Operating Expenses and Other	**1,203**	1,474	1,672				
Operating Profits	**$ 1,520**	$ 1,062	$ 740	**$458**	**43%**	$322	44 %

	FACTORS CONTRIBUTING TO TOTAL % CHANGE YEAR-OVER-YEAR IN:					
	2011			2010		
	Net Sales	**Cost of Sales**	**Operating Profits**	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	**9 %**	**9 %**	**27 %**	6 %	6 %	39 %
Foreign currency translation	**2 %**	**3 %**	**3 %**	1 %	1 %	—
Acquisitions and divestitures, net	**(6)%**	**(7)%**	**(4)%**	(7)%	(8)%	3 %
Restructuring costs	**—**	**—**	**3 %**	—	—	18 %
Other	**—**	**(1)%**	**14 %**	—	—	(16)%
Total % change	**5 %**	**4 %**	**43 %**	—	(1)%	44 %

2011 Compared with 2010

Organic sales growth was 9%, with the recovery in the transport refrigeration market providing the most significant contribution. The 6% decrease in "Acquisitions and divestitures, net" reflects the net impact from acquisitions and the business transformation actions completed in the preceding twelve months as part of Carrier's ongoing portfolio transformation initiative.

The operational profit improvement of 27% was driven by strong conversion on organic sales growth, particularly in the higher margin transport refrigeration business, lower bad debt expense, and earnings improvement in Carrier's joint venture in Japan (4%). This was partially offset by higher net commodity costs (9%). The 14% increase in "Other" primarily reflects the year-over-year impact of net gains associated with Carrier's ongoing portfolio transformation. This includes an approximately $80 million gain recorded in 2011 as a result of the contribution of Carrier's heating, ventilating, and air-conditioning operations in Brazil, Argentina, and Chile into a new venture controlled by Midea Group of China. Also included in "Other" is the absence of an asset impairment charge in 2010 of approximately $58 million, reflected in cost of sales, associated with the disposition of a business.

2010 Compared with 2009

Organic sales growth of 6% was driven primarily by improvement in the transport refrigeration and Asian and Latin America HVAC markets, partially offset by a decline in the European commercial HVAC equipment markets. The 7% decrease contributed by "Acquisitions and divestitures, net" in 2010 primarily reflects the net year-over-year impact from the disposition of businesses and the global formation of non-controlling ventures as part of Carrier's ongoing portfolio transformation initiative.

Incremental profits resulting from sales of higher margin products, particularly in the transport refrigeration business, combined with the carry-over benefits of operating cost reduction and restructuring (combined 54%), were partially offset by increased commodity costs and adverse pricing (17%) to contribute to the high operational profit improvement of 39%. The decrease contributed by "Other" primarily reflects the year-over-year net impact of gains and losses resulting from dispositions associated with Carrier's ongoing portfolio transformation. This includes an approximately $58 million asset impairment charge in 2010 associated with disposition activity as well as the absence of an approximately $60 million gain recognized in 2009 from the contribution of the majority of Carrier's U.S. Residential Sales and Distribution business into a new venture formed with Watsco, Inc.

UTC Fire & Security is a global provider of security and fire safety products and services. UTC Fire & Security provides electronic security products such as intruder alarms, access control systems, and video surveillance systems and designs and manufactures a wide range of fire safety products including specialty hazard detection and fixed suppression products, portable fire extinguishers, fire detection and life safety systems, and other firefighting equipment. Services provided to the electronic security and fire safety industries include systems integration, video surveillance, installation, maintenance and inspection services. UTC Fire & Security also provides monitoring, response and security personnel services, including cash-in-transit security, to complement its electronic security and fire safety businesses. UTC Fire & Security products and services are used by governments, financial institutions, architects, building owners and developers, security and fire consultants, homeowners and other end-users requiring a high level of security and fire protection for their businesses and residences. UTC Fire & Security provides its products and services under Chubb, Kidde and other brand names and sells directly to the customer as well as through manufacturer representatives, distributors, dealers and U.S. retail distribution.

In 2010, we completed the acquisition of the GE Security business from GE. With the acquisition of GE Security, UTC strengthened its portfolio of security and fire safety technologies for commercial and residential applications, including fire detection and life safety systems, intrusion alarms, video surveillance and access control systems, while also significantly enhancing UTC Fire & Security's North American presence. In 2011, we continued to exit non-core businesses including the divestiture of our U.K. and Singapore guarding businesses.

In September 2011, to better serve customers and to drive growth and achieve efficiencies through greater integration across certain product lines, we announced a new organizational structure which combines UTC Fire & Security with Carrier into a new segment called UTC Climate, Controls & Security. This new segment will report combined financial and operational results beginning with the first quarter of 2012.

				TOTAL CHANGE YEAR-OVER-YEAR FOR:			
				2011 Compared with 2010		2010 Compared with 2009	
(Dollars in millions)	**2011**	2010	2009	**$**	**%**	$	%
Net Sales	**$6,895**	$6,490	$5,503	**$405**	**6 %**	$987	18%
Cost of Sales	**4,603**	4,308	3,831	**295**	**7 %**	477	12%
	2,292	2,182	1,672				
Operating Expenses and Other	**1,600**	1,468	1,179				
Operating Profits	**$ 692**	$ 714	$ 493	**$(22)**	**(3)%**	$ 221	45%

	FACTORS CONTRIBUTING TO TOTAL % CHANGE YEAR-OVER-YEAR IN:					
	2011			2010		
	Net Sales	**Cost of Sales**	**Operating Profits**	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	**2 %**	**4 %**	**(8)%**	(3)%	(4)%	2%
Foreign currency translation	**4 %**	**4 %**	**4 %**	2 %	1 %	2%
Acquisitions and divestitures, net	**1 %**	**—**	**—**	19 %	15 %	34%
Restructuring costs	**—**	**—**	**—**	—	—	7%
Other	**(1)%**	**(1)%**	**1 %**	—	—	—
Total % change	**6 %**	**7 %**	**(3)%**	18 %	12 %	45%

2011 Compared with 2010

Organically, the 2% growth in sales was driven by increased volumes in the products businesses, while the service and install businesses remained flat. Geographically, the organic growth was driven by stronger volume in the product businesses, partially offset by declines in the U.K. and U.S. service businesses.

The operational profit decline (8%) reflects lower margins on projects and unfavorable sales mix, led by the U.K. on lower sales and productivity, with a partial offset from the benefits from higher sales volume and cost reductions. The increase contributed by "Other" was primarily related to the favorable resolution of litigation and gains on the dispositions of U.K. security businesses, which were largely offset by a $66 million other-than-temporary impairment charge recorded on an equity investment in Asia in 2011.

2010 Compared with 2009

Organically, the 3% sales contraction was driven by declines in the service and install businesses, while the products businesses were flat year-over-year. Geographically, the service and install businesses experienced weakness in Europe and the Americas in 2010 as a result of poor economic conditions, partially offset by growth in Asia. The increase contributed by "Acquisitions and divestitures, net" reflects the net year-over-year impact from acquisition and divestitures completed in the preceding twelve months, led by the acquisition in March 2010 of the GE Security business.

The organic cost of sales decline (4%) exceeded the organic sales decline (3%), generating incremental profits from the benefits of integrating operations, productivity initiatives, and the benefits of prior restructuring actions taken, which were partially offset by the impact of organic volume contraction. The increase contributed by "Acquisitions and divestitures, net" primarily reflects the acquisition in March 2010 of the GE Security business.

Aerospace Businesses

The financial performance of Pratt & Whitney, Hamilton Sundstrand and Sikorsky is directly tied to the economic conditions of the commercial aerospace and defense aerospace industries. In particular, Pratt & Whitney experiences intense competition for new commercial airframe/engine combinations. Engine suppliers may offer substantial discounts and other financial incentives, performance and operating cost guarantees, participation in financing arrangements and maintenance agreements. At times, the aerospace businesses also enter into development programs and firm fixed-price development contracts, which may require the company to bear cost overruns related to unforeseen technical and design challenges that arise during the development stage of the program. Customer selections of engines and components can also have a significant impact on later sales of parts and service. Predicted traffic levels, load factors, worldwide airline profits, general economic activity and global defense spending have been reliable indicators for new aircraft and aftermarket orders within the aerospace industry. Spare part sales and aftermarket service trends are affected by many factors, including usage, technological improvements, pricing, regulatory changes and the retirement of older aircraft. Performance in the general aviation sector is closely tied to the overall health of the economy and is positively correlated to corporate profits.

The commercial airline industry rebounded in 2010 and remained strong through 2011. Airline traffic, as measured by revenue passenger miles (RPMs), grew in 2011, as compared with 2010, and we expect RPMs will continue to grow between 4% and 6% in 2012. Although airlines have generally returned to profitability, high fuel prices continue to challenge the airlines to consider the need for more fuel efficient aircraft. We incurred significant investment in engineering and development in 2011 and expect continued significant investment in 2012, primarily at Pratt & Whitney as we continue to develop four separate geared turbofan platforms to meet demand for new engines which are fuel efficient and have reduced noise levels and exhaust emissions. We also saw a favorable trend in commercial aftermarket growth during 2011 as airlines were adding capacity to their fleets, leading to additional overhaul and repair maintenance requirements. Orders of short cycle commercial aerospace spares grew year-over-year, with 8% growth in Pratt & Whitney's large commercial spares orders and a 22% increase in Hamilton Sundstrand's commercial spares orders. These increases in order rates have led to a corresponding increase in commercial aerospace aftermarket volume at both Pratt & Whitney and Hamilton Sundstrand. Accordingly, consolidated commercial aerospace aftermarket sales increased 13% in 2011, as compared to 2010. We do not expect the aftermarket sales growth rates seen in 2011 to continue in 2012. The overall business jet market has begun to recover during 2011, particularly within the long-range large business aircraft market. The small to mid-size business jet market recovery has been slow but is expected to continue to improve during 2012.

Sales growth at Sikorsky during 2011, compared with 2010 was driven by higher international military aircraft shipments and aftermarket support activity. Sikorsky continued to benefit from U.S. government spending, with approximately 85% of Sikorsky's 2011 helicopter deliveries based on military platforms. Commercial helicopter aftermarket sales volumes increased 18%, which were partially offset by lower commercial deliveries in 2011, compared with 2010. We have seen a renewed interest in helicopter demand in support of oil operations and have taken orders for more than 20 S-92 helicopters during the fourth quarter of 2011.

Deficit reduction measures considered by the U.S. government are expected to pressure the U.S. Department of Defense budget in the coming years, resulting in a decline in U.S. Department of Defense spending. Total sales to the U.S. government of $9.8 billion in 2011, $9.9 billion in 2010, and $9.3 billion in 2009 were 17% of total UTC sales in 2011 and 18% both 2010 and 2009. The defense portion of our aerospace business is affected by changes in market demand and the global political environment. Our participation in long-term production and development programs for the U.S. government has contributed positively to our results in 2011 and is expected to continue to benefit results in 2012.

Pratt & Whitney is among the world's leading suppliers of aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney Global Services provides maintenance, repair and overhaul services, including the sale of spare parts, as well as fleet management services for large commercial engines. Pratt & Whitney produces families of engines for wide and narrow body aircraft in the commercial market and fighter and transport aircraft in the military market. P&WC is a world leader in the production of engines powering business, regional, light jet, utility and military airplanes and helicopters and provides related maintenance, repair and overhaul services, including sale of spare parts, as well as fleet management services. Pratt & Whitney Rocketdyne (PWR) is a leader in the design, development and manufacture of sophisticated space propulsion systems for military and commercial applications. Pratt & Whitney Power Systems sells aero-derivative engines for industrial applications. Pratt & Whitney's products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies, space launch vehicle providers and the U.S. and foreign governments. Pratt & Whitney's products and services must adhere to strict regulatory and market-driven safety and performance standards. The frequently changing nature of these standards, along with the long duration of aircraft engine development, production and support programs, creates uncertainty regarding engine program profitability. The vast majority of sales are made directly to the end customer and, to a limited extent, through independent distributors and foreign sales representatives.

Pratt & Whitney is currently developing technology intended to enable it to power proposed and future aircraft, including the PurePower PW1000G Geared TurboFan engine. The PurePower PW1000G engine targets a significant reduction in fuel burn and noise levels with lower environmental emissions and operating costs than current production engines. In December 2010,

Airbus announced that it will offer a version of the PurePower PW1000G engine as a new engine option to power its A320neo family of aircraft scheduled to enter service in 2015. Additionally, PurePower PW1000G engine models have been selected by Bombardier to power the new CSeries passenger aircraft and by Mitsubishi Aircraft Corporation to power the new Mitsubishi Regional Jet (MRJ), scheduled to enter into service in 2013 and 2014, respectively. Irkut Corporation of Russia has also selected the PurePower PW1000G engine to power the proposed new Irkut MC-21 passenger aircraft, which is scheduled to enter into service in 2016. The success of these aircraft and the PurePower PW1000G family of engines is dependent upon many factors including technological challenges, aircraft demand, and regulatory approval. Based on these factors, as well as the level of success of aircraft program launches by aircraft manufacturers and other conditions, additional investment in the PurePower program is expected in 2012 and beyond.

In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into collaboration arrangements in which sales, costs and risks are shared. In September 2011, Pratt & Whitney announced a new collaboration with Japan Aero Engines Corporation (JAEC) and MTU Aero Engines AG (MTU) to collaborate to provide the PurePower PW1100G-JM engine for the Airbus A320neo program. At December 31, 2011, the interests of third party participants in Pratt & Whitney-directed commercial jet engine programs ranged from 14 percent to 48 percent. In addition, Pratt & Whitney has interests in other engine programs, including the IAE collaboration, which sells and supports V2500 engines for the Airbus A320 family of aircraft. On October 12, 2011, Pratt & Whitney and Rolls-Royce, a participant in the IAE collaboration, announced an agreement to restructure their interests in IAE. Under the terms of the agreement, Rolls-Royce will sell its interests in IAE and license its V2500 intellectual property in IAE to Pratt & Whitney for $1.5 billion plus an agreed payment contingent on each hour flown by V2500-powered aircraft in service at the closing date during the fifteen year period following closing of the transaction. Consummation of this restructuring is subject to regulatory approvals and closing conditions. Also, on October 12, 2011, Pratt & Whitney and Rolls-Royce announced an agreement to form a new joint venture, in which each will hold an equal share, to develop new engines to power the next generation of 120 to 230 passenger mid-size aircraft that will replace the existing fleet of mid-size aircraft currently in service or in development. With this new joint venture, Pratt & Whitney and Rolls-Royce will focus on high-bypass ratio geared turbofan technology as well as collaborate on future studies of next generation propulsion systems. Pursuant to the agreement, the formation of this new venture is subject to regulatory approvals and closing conditions, including completion of the restructuring of the parties' interests in IAE. We expect the restructuring of the parties' interests in IAE to be completed in mid-2012. The closing of the new joint venture may take a substantially longer period of time to complete. Pratt & Whitney also has a 50 percent ownership interest in the Engine Alliance (EA), a joint venture with GE Aviation, which markets and manufactures the GP7000 engine for the Airbus A380 aircraft. Pratt & Whitney has entered into risk and revenue sharing arrangements with third parties for 40 percent of the content that Pratt & Whitney is responsible for providing to the EA. Pratt & Whitney accounts for its interests in the EA joint venture under the equity method of accounting. Pratt & Whitney continues to pursue additional collaboration partners.

In September 2011, to better serve customers and to drive growth and achieve efficiencies through greater integration across certain product lines, we announced a new organizational structure. As part of this new structure, we created UTC Propulsion & Aerospace Systems, a new organization consisting of Pratt & Whitney and Hamilton Sundstrand. Pratt & Whitney and Hamilton Sundstrand will continue to report their financial and operational results as separate segments.

				TOTAL CHANGE YEAR-OVER-YEAR FOR:			
				2011 Compared with 2010		2010 Compared with 2009	
(Dollars in millions)	**2011**	2010	2009	**$**	**%**	$	%
Net Sales	**$13,430**	$12,935	$12,392	**$495**	**4%**	$543	4%
Cost of Sales	**9,805**	9,622	9,342	**183**	**2%**	280	3%
	3,625	3,313	3,050				
Operating Expenses and Other	**1,626**	1,326	1,215				
Operating Profits	**$ 1,999**	$ 1,987	$ 1,835	**$ 12**	**1%**	$ 152	8%

	FACTORS CONTRIBUTING TO TOTAL % CHANGE YEAR-OVER-YEAR IN:					
	2011			2010		
	Net Sales	**Cost of Sales**	**Operating Profits**	Net Sales	Cost of Sales	Operating Profits
Organic* / Operational*	**5 %**	**—**	**(3)%**	—	2%	(3)%
Foreign currency (including P&WC net hedging)*	**(1)%**	**1%**	**(2)%**	4%	1%	9 %
Restructuring costs	**—**	**1%**	**4 %**	—	—	3 %
Other	**—**	**—**	**2 %**	—	—	(1)%
Total % change	**4 %**	**2%**	**1 %**	4%	3%	8 %

* As discussed further in the "Business Overview" and "Results of Operations" sections, for Pratt & Whitney only, the transactional impact of foreign exchange hedging at P&WC has been netted against the translational foreign exchange impact for presentation purposes in the above table. For all other segments, these foreign exchange transactional impacts are included within the organic sales/operational operating profit caption in their respective tables. Due to its significance to Pratt & Whitney's overall operating results, we believe it is useful to segregate the foreign exchange transactional impact in order to clearly identify the underlying financial performance.

2011 Compared with 2010

Organic sales growth (5%) was driven by growth in the large commercial engine business (5%), higher spares volume across the business (combined 2%), and higher industrial volume at Pratt & Whitney Power Systems (1%). These increases were partially offset by lower military engine sales. The impact from foreign currency reflects the unfavorable transactional impact of foreign exchange hedging at P&WC (1%).

The operational profit decline (3%) primarily reflects higher year-over-year research and development costs (11%), unfavorable commercial engine business mix and fewer military engine business deliveries (combined 6%), partially offset by higher commercial spares volume (10%). Additionally, gains recorded on contract settlements and contract close-outs were offset, in part, by losses incurred as a result of increased airline industry exposures during the year (combined 4%). The 2% contributed by "Other" primarily reflects the gain on a sale of an equity investment.

2010 Compared with 2009

Organic sales were essentially flat year-over-year. Growth in the large commercial engine business (4%), driven by higher commercial spares and aftermarket sales volumes, and an increase in the military engine business (1%) on higher engine deliveries, were mostly offset by lower sales at P&WC (2%) due to decreased engine sales volume and a decline at Pratt & Whitney Power Systems (2%) from lower industrial sales volumes. The impact from foreign currency (4%) reflects the beneficial transactional impact of foreign exchange hedging at P&WC.

The operational profit decline (3%) primarily reflects higher year-over-year research and development costs. Lower profits at P&WC (9%) driven by decreased engine sales volumes were offset by higher profit contribution from the large commercial engine business (6%) driven by higher commercial spares and aftermarket sales volumes and an increase in the military engine business (3%).

Hamilton Sundstrand is among the world's leading suppliers of technologically advanced aerospace and industrial products and aftermarket services for diversified industries worldwide. Hamilton Sundstrand's aerospace products, such as power generation, management and distribution systems, flight control systems, engine control systems, environmental control systems, fire protection and detection systems, auxiliary power units and propeller systems, serve commercial, military, regional, business and general aviation, as well as military ground vehicle, space and undersea applications. Aftermarket services include spare parts, overhaul and repair, engineering and technical support and fleet maintenance programs. Hamilton Sundstrand sells aerospace products to airframe manufacturers, the U.S. and foreign governments, aircraft operators and independent distributors. Hamilton Sundstrand's principal industrial products, such as air compressors, metering pumps and heavy duty process pumps, serve industries involved with chemical and hydrocarbon processing, oil and gas production, water and wastewater treatment and construction. Hamilton Sundstrand sells these products under the Sullair, Sundyne, Milton Roy and other brand names directly to end users, and through manufacturer representatives and distributors.

In September 2011, to better serve customers and drive to growth and achieve efficiencies through greater integration across certain product lines, we announced a new organizational structure. As part of this new structure, we created UTC Propulsion & Aerospace Systems, a new organization consisting of Pratt & Whitney and Hamilton Sundstrand. Pratt & Whitney and Hamilton Sundstrand will continue to report their financial and operational results as separate segments.

				TOTAL CHANGE YEAR-OVER-YEAR FOR:			
				2011 Compared with 2010		2010 Compared with 2009	
(Dollars in millions)	**2011**	2010	2009	**$**	**%**	$	%
Net Sales	**$ 6,150**	$5,608	$5,560	**$542**	**10%**	$48	1%
Cost of Sales	**4,292**	3,881	3,893	**411**	**11%**	(12)	—
	1,858	1,727	1,667				
Operating Expenses and Other	**776**	809	810				
Operating Profits	**$ 1,082**	$ 918	$ 857	**$ 164**	**18%**	$ 61	7%

	FACTORS CONTRIBUTING TO TOTAL % CHANGE YEAR-OVER-YEAR IN:					
	2011			2010		
	Net Sales	**Cost of Sales**	**Operating Profits**	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	**9%**	**12 %**	**12 %**	1%	—	8 %
Foreign currency translation	**1%**	**1 %**	**1 %**	—	(1)%	(1)%
Acquisitions and divestitures, net	**—**	**(1)%**	**(1)%**	—	—	—
Restructuring costs	**—**	**—**	**2 %**	—	—	6 %
Other	**—**	**(1)%**	**4 %**	—	1 %	(6)%
Total % change	**10%**	**11 %**	**18 %**	1%	—	7 %

2011 Compared with 2010

The organic sales growth (9%) reflects higher volumes in both the aerospace (6%) and the industrial (3%) businesses. The increase within aerospace was driven by higher aftermarket volume (5%), primarily commercial spares. The industrials businesses increase was led by the compressor business as a result of volume increases in the manufacturing and energy sectors, particularly in the U.S. and Asia. The organic cost of sales growth (12%) exceeded the organic sales growth due largely to adverse mix within aerospace OEM and higher warranty costs.

The increase in operational profit (12%) reflects an increase in both the aerospace (7%) and the industrial (5%) businesses. The growth within aerospace reflects higher commercial spares volume, partially offset by adverse mix within OEM, including a reduction in military ground vehicle volumes and an increase in volume of lower margin commercial programs. Also, operational profit growth reflects the benefit of lower research and development costs (3%), offset by higher warranty costs (4%). The increase within the industrial businesses reflect the benefit of higher volume and cost reduction initiatives. The increase contributed by "Other" primarily reflects the absence of approximately $28 million of asset impairment charges recorded in the second quarter of 2010. These charges related primarily to the disposition of an aerospace business as part of Hamilton Sundstrand's efforts to implement low cost sourcing initiatives.

2010 Compared with 2009

The organic sales growth (1%) reflects higher volumes in the industrial business (2%), partially offset by a decline in the aerospace business (1%). The industrial business increase was led by the compressor business attributable to general increases in infrastructure and industrial spending particularly in the U.S. and Asia. The decline within the aerospace business reflects lower OEM sales volume (2%) partially offset by an increase in the aftermarket business (1%) primarily as a result of higher commercial spares and repair volume.

The 8% improvement in operational profit reflects an increase in the industrial business (7%), reflecting the benefit from higher volumes and cost reduction initiatives, and an increase within the aerospace business (1%). The 1% improvement within aerospace reflects favorable net operating performance, including the benefit of ongoing cost reduction initiatives, and volume growth from higher margin commercial aftermarket sales partially offset by the impact from adverse mix within OEM sales (net combined 8%). This 8% improvement was mostly offset by higher year-over-year research and development costs (7%). The decrease contributed by "Other" primarily reflects the impact of an asset impairment charge recorded in 2010 related to the disposition of an aerospace business. The decrease in "Other" for operating profit also reflects the absence of a gain from the sale of a business in 2009.

Sikorsky is one of the world's largest helicopter companies. Sikorsky manufactures military and commercial helicopters and also provides aftermarket helicopter and aircraft parts and services. In December 2007, the U.S. government and Sikorsky signed a five-year multi-service contract for H-60 helicopters to be delivered to the U.S. Army and U.S. Navy, which include the UH-60M, HH-60M, MH-60S and MH-60R. Upon completion of the contract in 2013, Sikorsky expects to have delivered approximately 690 aircraft. Sikorsky is in negotiations with the U.S. government for a new five-year multi-service contract for H-60 helicopters. Sikorsky is also developing the CH-53K next generation heavy lift helicopter for the U.S. Marine Corps and the CH-148 derivative of the H-92 helicopter, a military variant of the S-92 helicopter, for the Canadian government. The latter is being developed under a fixed-price contract that provides for the development and production of 28 helicopters, and related logistical support through March 2028. The current contract value is estimated to be $4.5 billion, and is subject to changes in underlying variables such as future flight hours as well as fluctuations in foreign currency exchange rates. This is the largest and most expansive fixed-price development contract in Sikorsky's history. As previously disclosed, in June 2010 Sikorsky and the Canadian government signed contract amendments that revised the delivery schedule and contract specifications, and established the requirements for the first six interim aircraft to enable initial operational test and evaluation activities. The amendments also included modifications to the liquidated damages schedule, readjustment of payment schedules, resolution of open disputes and other program enhancements. Sikorsky recognized revenue in 2011 upon completing a significant milestone for work related to four interim configuration helicopters. Delivery of the final configuration aircraft is scheduled to begin in 2012. These aircraft will require further software testing and upgrades before full mission capability can be achieved. Sikorsky is in discussions with the Canadian government concerning the need for additional interim aircraft, schedules to complete remaining work, and the resolution of open disputes.

Sikorsky's aftermarket business includes spare parts sales, overhaul and repair services, maintenance contracts and logistics support programs for helicopters and other aircraft. Sales are principally made to the U.S. and foreign governments, and commercial helicopter operators. Sikorsky is increasingly engaging in logistics support programs and partnering with its government and commercial customers to manage and provide logistics, maintenance and repair services.

				TOTAL CHANGE YEAR-OVER-YEAR FOR:			
				2011 Compared with 2010		2010 Compared with 2009	
(Dollars in millions)	2011	2010	2009	$	%	$	%
Net Sales	**$7,355**	$6,684	$6,287	**$671**	**10%**	$397	6%
Cost of Sales	**6,120**	5,539	5,319	**581**	**10%**	220	4%
	1,235	1,145	968				
Operating Expenses and Other	**395**	429	360				
Operating Profits	**$ 840**	$ 716	$ 608	**$124**	**17%**	$ 108	18%

	FACTORS CONTRIBUTING TO TOTAL % CHANGE YEAR-OVER-YEAR IN:					
	2011			2010		
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	**10%**	**10%**	**12 %**	6%	4%	17 %
Acquisitions and divestitures, net	**—**	**—**	**—**	—	—	(1)%
Restructuring costs	**—**	**—**	**(5)%**	—	—	(1)%
Other	**—**	**—**	**10 %**	—	—	3 %
Total % change	**10%**	**10%**	**17 %**	6%	4%	18 %

2011 Compared with 2010

The increase in organic sales (10%) was primarily attributable to higher military aircraft sales including higher international development aircraft sales and favorable military aircraft configuration mix (8% combined), which more than offset a decrease from commercial operations (2%) due to fewer aircraft deliveries. Net sales from aftermarket support increased (4%) primarily driven by higher spares volume.

The operational profit improvement (12%) was primarily attributable to an increase in aftermarket support (10%) driven by higher spares volume. Operating profits in the military business increased as higher aircraft deliveries and favorable aircraft configuration mix more than offset the adverse impact of losses associated with higher than expected development costs on international military development aircraft sales (2% combined). The remainder of the operational profit increase was primarily driven by lower manufacturing costs, higher volume on customer funded development and lower research and development costs, which more than offset the impact of fewer aircraft deliveries from commercial operations. The 10% increase contributed by "Other" reflects the gain recognized on contribution of a business to a venture in the United Arab Emirates.

2010 Compared with 2009

The organic sales growth (6%) was primarily attributable to higher military aircraft sales (6%), partially offset by the impact of fewer aircraft deliveries from commercial operations (2%) due to continued commercial market weakness. Sales from aftermarket support increased (2%) primarily driven by higher military sales volume and aircraft modernizations.

Gross margin and operational profit improvement were primarily attributable to increased military aircraft sales (15%), partially offset by a decline in commercial operations (2%) due to unfavorable aircraft configuration mix and fewer deliveries as a result of continued commercial market weakness. Improvement in aftermarket support (4%) was driven by higher military sales and aircraft modernizations. The remainder of the operational profit change was driven by higher year-over-year research and development costs, which were substantially offset by favorable gross margin from lower manufacturing costs. The 3% increase contributed by "Other" primarily reflects the absence of prior year costs associated with a union contract ratified in 2009.

Eliminations and other

Eliminations and other reflects the elimination of sales, other income and operating profit transacted between segments, as well as the operating results of certain smaller businesses such as UTC Power and Clipper. The change in sales in 2011, as compared with 2010, primarily reflects the acquisition of Clipper. The change in the operating profit elimination in 2011, as compared with 2010, primarily reflects the impact from the acquisition of Clipper and costs associated with the pending acquisition of Goodrich, partially offset by the absence of the $159 million other-than-temporary impairment charge on our investment in Clipper, which was recorded during the third quarter of 2010.

LIQUIDITY AND FINANCIAL CONDITION

(Dollars in millions)	2011	2010
Cash and cash equivalents	**$ 5,960**	$ 4,083
Total debt	**10,260**	10,289
Net debt (total debt less cash and cash equivalents)	**4,300**	6,206
Total equity	**22,820**	22,332
Total capitalization (total debt plus total equity)	**33,080**	32,621
Net capitalization (total debt plus total equity less cash and cash equivalents)	**27,120**	28,538
Total debt to total capitalization	**31%**	32%
Net debt to net capitalization	**16%**	22%

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Our principal source of liquidity is operating cash flows, which, after netting out capital expenditures, we target to equal or exceed net income attributable to common shareowners. In addition to operating cash flows, other significant factors that affect our overall management of liquidity include: capital expenditures, customer financing requirements, investments in businesses, dividends, common stock repurchases, pension funding, access to the commercial paper markets, adequacy of available bank lines of credit, and the ability to attract long-term capital at satisfactory terms.

Although the global economy improved in 2011, as compared with 2010, and there have been some recent signs that economic recovery may be gaining traction in the U.S., there continues to be significant overall uncertainty with regard to the future direction of the world economy. High unemployment and a weak housing sector in the U.S. continue to dampen consumer sentiment domestically, while concerns over the European debt crisis and the deficit debate in Washington, D.C. continue to adversely impact financial markets and constrain government spending in certain countries. In light of these circumstances, we continue to assess our current business and closely monitor the impact on our customers and suppliers, and have determined that overall there has not been a significant impact on our financial position, results of operations or liquidity during 2011.

Our domestic pension funds experienced a positive return on assets of approximately 7% and 15% during 2011 and 2010, respectively. Approximately 88% of our domestic pension plans are invested in readily-liquid investments, including equity, fixed income, asset-backed receivables and structured products. The balance of our domestic pension plans (12%) is invested in less-liquid but market-valued investments, including real estate and private equity. The continued recognition of prior pension losses and the impact of a lower discount rate, partially offset by additional funding and the positive returns experienced during 2011, are expected to result in increased pension expense in 2012 of approximately $250 million as compared to 2011.

Our strong debt ratings and financial position have historically enabled us to issue long-term debt at favorable market rates, including our issuance of $2.25 billion of long-term debt in February 2010. Our ability to obtain debt financing at comparable risk-based interest rates is partly a function of our existing debt-to-total-capitalization level as well as our current credit standing.

The purchase price for our pending acquisition of Goodrich for $127.50 per share in cash equates to a total estimated enterprise value of $18.4 billion, including $1.9 billion in net debt to be assumed. We expect to finance the total $16.5 billion to be paid to Goodrich shareholders at the closing of the acquisition through a combination of short- and long-term debt, equity issuance and cash. We intend to maintain our strong existing credit rating and minimize future share count dilution on earnings per share by targeting the equity component to comprise no more than 25% of the total financing (excluding the amount of Goodrich net debt to be assumed). We are also evaluating the potential disposition of a number of our non-core businesses to generate cash and minimize the level of future debt or equity issuances. To manage the cash flow and liquidity impacts of these actions, we are suspending future share repurchases until at least September 30, 2012, and will significantly reduce repurchases for two years thereafter. In addition, we will reduce our budgeted acquisition spending for the next few years, which for 2012 we expect to approximate $500 million excluding spending for our pending acquisitions of Goodrich and Rolls-Royce's interests in IAE.

On November 8, 2011, we entered into a bridge credit agreement with various financial institutions that provides for a $15 billion unsecured bridge loan facility, available to pay a portion of the cash consideration for the Goodrich acquisition, and to finance certain related transactions and pay related fees and expenses. Any funding under the bridge credit agreement would substantially occur concurrently with the consummation of the Goodrich acquisition, subject to customary conditions for acquisition financings of this type. Any loans made pursuant to the bridge credit agreement would mature on the date that is 364 days after the funding date.

At December 31, 2011, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4.0 billion pursuant to a $2.0 billion revolving credit agreement and a $2.0 billion multicurrency revolving credit agreement, both of which expire in November 2016. These revolving credit agreements were signed on November 4, 2011 and replaced our previous revolving credit agreements executed in 2010 which had permitted aggregate borrowings of up to $3.0 billion. As of December 31, 2011 and 2010, there were no borrowings under either of these revolving credit agreements. The undrawn portions of our revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. In November 2011, our maximum commercial paper borrowing authority was increased from $3 billion to $4 billion.

We continue to have access to the commercial paper markets and our existing credit facilities, and expect to continue to generate strong operating cash flows. While the impact of market volatility cannot be predicted, we believe we have sufficient operating flexibility, cash reserves and funding sources to maintain adequate amounts of liquidity and to meet our future operating cash needs.

Given our extensive international operations, most of our cash is denominated in foreign currencies. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to capital controls; however, those balances are generally available without legal restrictions to fund ordinary business operations. As discussed in Note 10, with few exceptions, U.S. income taxes have not been provided on undistributed earnings of international subsidiaries. Our intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so.

As also discussed in Note 10, in 2010 management decided to repatriate additional high tax dividends from the current year to the U.S. as a result of U.S. tax legislation enacted at the time. The favorable tax benefit generated by these dividends was substantially offset by the tax cost related to the repatriation of other current year earnings. As a result, approximately $2.5 billion of foreign subsidiary cash was repatriated to the U.S. during 2010, primarily through receipt of dividends from current year earnings, the tax free return of capital, and intercompany loans. These funds were largely used to repay commercial paper borrowings.

On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2011 and 2010, the amount of such restricted cash was approximately $37 million and $75 million, respectively. At both December 31, 2011 and 2010, all restricted cash is included in current assets.

We believe our future operating cash flows will be sufficient to meet our future operating cash needs. Further, our ability to obtain debt or equity financing, as well as the availability under committed credit lines, provides additional potential sources of liquidity should they be required or appropriate.

Cash Flow from Operating Activities

(Dollars in millions)	**2011**	2010
Net cash flows provided by operating activities	**$6,590**	$5,906

The increase in net cash flows provided by operating activities in 2011 as compared with 2010 was due largely to the increase in net income attributable to common shareowners as a result of higher sales volumes and to lower global pension cash contributions. These benefits were partially offset by higher working capital cash requirements. During 2011, the net increase in working capital resulted in a cash outflow of $418 million compared to a cash inflow of $525 million during 2010. This increase of $943 million in working capital was primarily driven by higher accounts receivable due to increased sales volumes, as well as reduced advances by customers to Sikorsky.

The funded status of our defined benefit pension plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. We can contribute cash or company stock to our plans at our discretion, subject to applicable regulations. Total cash contributions to our global defined benefit pension plans were $551 million and $1.3 billion during 2011 and 2010, respectively. During 2011 and 2010, we also contributed $450 million and $250 million, respectively, in UTC common stock to our defined benefit pension plans. As of December 31, 2011, the total investment by the domestic defined benefit pension plans in our securities was approximately 5% of total plan assets. We expect to make contributions of approximately $100 million to our foreign defined benefit pension plans in 2012. Although our domestic defined benefit pension plans are approximately 87% funded on a projected benefit obligation basis and we are not required to make additional contributions through the end of 2012, we may elect to make discretionary contributions in 2012. Contributions to our global defined benefit pension plans in 2012 are expected to meet or exceed the current funding requirements.

Cash Flow from Investing Activities

(Dollars in millions)	**2011**	2010
Net cash flows used in investing activities	**$(707)**	$(3,187)

The decrease in net cash flows used in investing activities was largely a result of a $2.4 billion decrease in our cash investment in businesses in 2011, as compared with 2010. The cash investment in businesses across all of our operations in 2011 was $357 million and consisted of a number of small acquisitions in both our commercial and aerospace businesses. Cash investment in businesses across all of our operations in 2010 was approximately $2.8 billion and primarily reflects the acquisition of the GE Security business for approximately $1.8 billion and the acquisition of Clipper for approximately $350 million. The remainder consisted of a number of small acquisitions in both our aerospace and commercial businesses. Excluding spending for our pending acquisitions of Goodrich and Rolls-Royce's interests in IAE, we expect cash investments in businesses in 2012 to approximate $500 million; however, actual acquisition spending may vary depending upon the timing, availability and appropriate value of acquisition opportunities. Capital expenditures increased $118 million in 2011 primarily at Carrier and Hamilton Sundstrand, which included expenditures related to new product launches and investment in low-cost manufacturing facilities.

Customer financing activities were a net source of cash of $50 million in 2011, compared to a net use of cash of $55 million in 2010. While we expect that 2012 customer financing activity will be a net use of funds, actual funding is subject to usage under existing customer financing commitments during the year. We may also arrange for third-party investors to assume a portion of our commitments. We had commercial aerospace financing and other contractual commitments of approximately $2.3 billion and $2.0 billion related to commercial aircraft and certain contractual rights to provide product on new aircraft platforms at December 31, 2011 and 2010, respectively, of which as much as $131 million may be required to be disbursed during 2012. Refer to Note 4 to the Consolidated Financial Statements for additional discussion of our commercial aerospace industry assets and commitments.

Cash Flow from Financing Activities

(Dollars in millions)	2011	2010
Net cash flows used in financing activities	**$(4,005)**	$(3,153)

The timing and levels of certain cash flow activities, such as acquisitions and repurchases of our stock, have resulted in the issuance of both long-term and short-term debt. Commercial paper borrowings and revolving credit facilities provide short-term liquidity to supplement operating cash flows and are used for general corporate purposes, including the funding of potential acquisitions and repurchases of our stock. We had $455 million of commercial paper outstanding at December 31, 2011. During the fourth quarter of 2010, the cash that management decided to repatriate to the U.S., as a result of U.S. tax law changes, was largely used to repay all commercial paper outstanding. As a result, we had no commercial paper outstanding at December 31, 2010.

In December 2011, we redeemed the entire $500 million outstanding principal amount of our 6.100% notes that would otherwise have been due May 15, 2012. In February 2010, we issued $2.25 billion of long-term debt. We used the net proceeds from these issuances primarily to fund a portion of the acquisition of the GE Security business and to repay commercial paper borrowings. In May 2010, we repaid the entire $600 million outstanding principal amount of our 4.375% notes at maturity. In June 2010, we redeemed the entire $500 million outstanding principal amount of our 7.125% notes that would otherwise have been due November 15, 2010 and in September 2010, we redeemed the entire $500 million outstanding principal amount of our 6.350% notes that would otherwise have been due March 1, 2011.

Financing cash outflows for 2011 and 2010 included the repurchase of 26.9 million and 31.0 million shares of our common stock, respectively, for approximately $2.2 billion during each year under a 60 million share repurchase program. On March 10, 2010, the Board of Directors authorized a new 60 million common share repurchase program that replaced the previous program, approved in June 2008, which was nearing completion. Approximately 4.9 million of the shares repurchased during 2010 were repurchased under the previous program and approximately 26.1 million under the new program. In addition to management's view that the repurchase of our common stock is a beneficial investment, we also repurchase to offset the dilutive effect of the issuance of stock and options under the stock-based employee benefit programs. At December 31, 2011, management had authority to repurchase approximately 7 million shares under the previously announced share repurchase program. Our share repurchases vary depending upon various factors including the level of other investing activities. As a result of our pending acquisition of Goodrich, on September 30, 2011 we suspended additional share repurchases until at least September 30, 2012, and will significantly reduce repurchases for two years thereafter.

We paid aggregate dividends on Common Stock for 2011 of approximately $1.6 billion, comprised of dividends of $0.425 per share in the first quarter of 2011 totaling $368 million, $0.48 per share in the second quarter of 2011 totaling $413 million, $0.48 per share in the third quarter of 2011 totaling $411 million, and $0.48 per share in the fourth quarter of 2011 totaling $410 million. During 2010, an aggregate $1.5 billion of cash dividends were paid to Common Stock shareowners.

CRITICAL ACCOUNTING ESTIMATES

Preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Consolidated Financial Statements describes the significant accounting policies used in preparation of the Consolidated Financial Statements. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ from management's estimates.

Long-term Contract Accounting. We utilize percentage of completion accounting on certain of our long-term contracts. The percentage of completion method requires estimates of future revenues and costs over the full term of product and/or service delivery. We also utilize the completed-contract method of accounting on certain lesser value commercial contracts. Under the completed-contract method, sales and cost of sales are recognized when a contract is completed.

Losses, if any, on long-term contracts are provided for when anticipated. We recognize loss provisions on original equipment contracts to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate, exceed the projected revenue from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing except for certain requirements contracts under which losses are recorded based upon receipt of the purchase order. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under the contractual arrangement include products purchased under the contract and, in the large commercial engine business, future highly probable sales of replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. We generally recognize losses on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs, as appropriate, exceed revenue realized. We measure the extent of progress toward completion on our long-term commercial aerospace equipment and helicopter contracts using units of delivery. In addition, we use the cost-to-cost method for elevator and escalator sales, installation and modernization contracts in the commercial businesses. For long-term aftermarket contracts, we recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Contract accounting also requires estimates of future costs over the performance period of the contract as well as an estimate of award fees and other sources of revenue.

Contract costs are incurred over a period of time, which can be several years, and the estimation of these costs requires management's judgment. The long-term nature of these contracts, the complexity of the products, and the strict safety and performance standards under which they are regulated can affect our ability to estimate costs precisely. As a result, we review and update our cost estimates on significant contracts on a quarterly basis, and no less frequently than annually for all others, or when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB ASC.

Income Taxes. The future tax benefit arising from net deductible temporary differences and tax carryforwards was $4.0 billion at December 31, 2011 and $3.6 billion at December 31, 2010. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through an increase to tax expense in the period in which that determination is made or when tax law changes are enacted. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through a decrease to tax expense in the period in which that determination is made.

In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. See Notes 1 and 10 to the Consolidated Financial Statements for further discussion.

Goodwill and Intangible Assets. Our investments in businesses in 2011 totaled $372 million, including approximately $15 million of debt assumed through acquisitions. The assets and liabilities of acquired businesses are recorded under the purchase method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Intangible assets consist of service portfolios, patents and trademarks, customer relationships and other intangible assets. Included within other intangible assets are commercial aerospace payments made to secure certain contractual rights to provide product on new aircraft platforms. Payments made on these contractual commitments are to be amortized as the related units are delivered.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. We early-adopted the FASB's Accounting Standards Update ("ASU") No. 2011-08, "Testing Goodwill for Impairment," in connection with the performance of our annual goodwill impairment test. Under ASU 2011-08, entities are provided with the option of first performing a qualitative assessment on none, some, or all of its reporting units to determine whether further quantitative impairment testing is necessary. An entity may also bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. We completed our annual impairment testing as of July 1, 2011 and determined that no significant adjustments to the carrying value of goodwill or indefinite lived intangible assets were necessary based on the results of the impairment tests. Although no significant goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur. See Note 2 to the Consolidated Financial Statements for further discussion.

Product Performance. We extend performance and operating cost guarantees beyond our normal service and warranty policies for extended periods on some of our products, particularly commercial aircraft engines. Liability under such guarantees is based upon future product performance and durability. In addition, we incur discretionary costs to service our products in connection with product performance issues. We accrue for such costs that are probable and can be reasonably estimated. The costs associated with these product performance and operating cost guarantees require estimates over the full terms of the agreements, and require management to consider factors such as the extent of future maintenance requirements and the future cost of material and labor to perform the services. These cost estimates are largely based upon historical experience. See Note 15 to the Consolidated Financial Statements for further discussion.

Contracting with the U.S. Government. Our contracts with the U.S. government are subject to government oversight and audit. Like many defense contractors, we have received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports have involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate, have settled some allegations and continue to litigate certain cases. In addition, we accrue for liabilities associated with those government contracting matters that are probable and can be reasonably estimated. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. See Note 17 to the Consolidated Financial Statements for further discussion. We recorded sales to the U.S. government of $9.8 billion in 2011, $9.9 billion in 2010, and $9.3 billion in 2009.

Employee Benefit Plans. We sponsor domestic and foreign defined benefit pension and other postretirement plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, rate of increase in employee compensation levels, and health care cost increase projections. Assumptions are determined based on company data and appropriate market indicators, and are evaluated each year at December 31. A change in any of these assumptions would have an effect on net periodic pension and postretirement benefit costs reported in the Consolidated Financial Statements.

In the following table, we show the sensitivity of our pension and other postretirement benefit plan liabilities and net annual periodic cost to a 25 basis point change in the discount rate as of December 31, 2011.

(Dollars in millions)	Increase in Discount Rate of 25 bps	Decrease in Discount Rate of 25 bps
Pension plans		
Projected benefit obligation	$(776)	$812
Net periodic pension cost	(65)	66
Other postretirement benefit plans		
Accumulated postretirement benefit obligation	(13)	13
Net periodic postretirement benefit cost	—	—

Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have decreased or increased 2011 pension expense by approximately $58 million.

The weighted-average discount rate used to measure pension liabilities and costs is set by reference to UTC specific analysis using each plan's specific cash flows and is then compared to high-quality bond indices for reasonableness. Global market interest rates have decreased in 2011 as compared with 2010 and, as a result, the weighted-average discount rate used to measure pension liabilities decreased from 5.4% in 2010 to 4.7% in 2011. In December 2009, we amended the salaried retirement plans (qualified and non-qualified) to change the retirement formula effective January 1, 2015. At that time, final average earnings (FAE) and credited service will stop under the formula applicable for hires before July 1, 2002. Employees hired after 2009 are not eligible for any defined benefit pension plan and will instead receive an enhanced benefit under the UTC Savings Plan. The continued recognition of prior pension losses and the impact of a lower discount rate, partially offset by additional funding and the positive returns experienced during 2011, are expected to increase pension expense in 2012 by approximately $250 million as compared to 2011. See Note 11 to the Consolidated Financial Statements for further discussion.

Inventory Valuation Reserves. Inventory valuation reserves are established in order to report inventories at the lower of cost or market value on our Consolidated Balance Sheet. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory where the resale value or replacement value is less than inventoriable cost. Other factors that management considers in determining the adequacy of these reserves include whether individual inventory parts meet current specifications and cannot be substituted for a part currently being sold or used as a service part, overall market conditions, and other inventory management initiatives.

As of December 31, 2011 and 2010, we had $884 million and $799 million, respectively, of inventory valuation reserves recorded. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We extend a variety of financial guarantees to third parties in support of unconsolidated affiliates and for potential financing requirements of commercial aerospace customers. We also have obligations arising from sales of certain businesses and assets, including indemnities for representations and warranties and environmental, health and safety, tax and employment matters. Circumstances that could cause the contingent obligations and liabilities arising from these arrangements to come to fruition include changes in an underlying transaction (e.g., hazardous waste discoveries, etc.), nonperformance under a contract, customer requests for financing, or deterioration in the financial condition of the guaranteed party.

A summary of our consolidated contractual obligations and commitments as of December 31, 2011 is as follows:

		PAYMENTS DUE BY PERIOD			
(Dollars in millions)	**Total**	2012	2013 - 2014	2015 - 2016	Thereafter
Long-term debt—principal	**$ 9,630**	$ 129	$ 46	$ 1,231	$ 8,224
Long-term debt—future interest	**8,172**	554	1,109	1,047	5,462
Operating leases	**1,883**	515	696	299	373
Purchase obligations	**12,486**	7,305	2,807	853	1,521
Other long-term liabilities	**5,786**	1,322	1,192	1,815	1,457
Total contractual obligations	**$37,957**	$9,825	$5,850	$5,245	$17,037

Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability. Approximately 20% of the purchase obligations disclosed above represent purchase orders for products to be delivered under firm contracts with the U.S. government for which we have full recourse under customary contract termination clauses.

Other long-term liabilities primarily include those amounts on our December 31, 2011 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees, estimated environmental remediation costs and expected contributions under employee benefit programs. The timing of expected cash flows associated with these obligations is based upon management's estimates over the terms of these agreements and is largely based upon historical experience.

The above table does not reflect unrecognized tax benefits of $946 million, the timing of which is uncertain, except for approximately $131 million that may become payable during 2012. Refer to Note 10 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.

COMMERCIAL COMMITMENTS

		AMOUNT OF COMMITMENT EXPIRATION PER PERIOD			
(Dollars in millions)	**Committed**	2012	2013 - 2014	2015 - 2016	Thereafter
Commercial aerospace financing and other contractual commitments	**$2,270**	$ 131	$ 679	$574	$ 886
IAE financing arrangements*	**989**	284	448	183	74
Commercial aerospace financing arrangements	**323**	49	7	107	160
Unconsolidated subsidiary debt guarantees	**239**	147	—	—	92
Performance guarantees	**33**	33	—	—	—
Total commercial commitments	**$3,854**	$644	$1,134	$864	$1,212

* Represents IAE's gross obligation; at December 31, 2011 and 2010 our proportionate share of IAE's obligations was 33%. Refer to the Segment Review for additional discussion of our agreement with Rolls-Royce to restructure the IAE interests.

Refer to Notes 4, 15, and 17 to the Consolidated Financial Statements for additional discussion on contractual and commercial commitments.

MARKET RISK AND RISK MANAGEMENT

We are exposed to fluctuations in foreign currency exchange rates, interest rates and commodity prices. To manage certain of those exposures, we use derivative instruments, including swaps, forward contracts and options. Derivative instruments utilized by us in our hedging activities are viewed as risk management tools, involve little complexity and are not used for trading or speculative purposes. We diversify the counterparties used and monitor the concentration of risk to limit our counterparty exposure.

We have evaluated our exposure to changes in foreign currency exchange rates, interest rates and commodity prices in our market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2011, the potential loss in fair value on our market risk sensitive instruments was not material in relation to our financial position, results of operations or cash flows. Our calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 8 and 13 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.

Foreign Currency Exposures. We have a large volume of foreign currency exposures that result from our international sales, purchases, investments, borrowings and other international transactions. International segment sales, including U.S. export sales, averaged approximately $33 billion over the last three years. We actively manage foreign currency exposures that are associated with committed foreign currency purchases and sales and other assets and liabilities created in the normal course of business at the operating unit level. More than insignificant exposures that cannot be naturally offset within an operating unit are hedged with foreign currency derivatives. We also have a significant amount of foreign currency net asset exposures. Currently, we do not hold any derivative contracts that hedge our foreign currency net asset exposures but may consider such strategies in the future.

Within aerospace, our sales are typically denominated in U.S. Dollars under accepted industry convention. However, for our non-U.S. based entities, such as P&WC, a substantial portion of their costs are incurred in local currencies. Consequently, there is a foreign currency exchange impact and risk to operational results as U.S. Dollars must be converted to local currencies such as the Canadian Dollar in order to meet local currency cost obligations. In order to minimize the exposure that exists from changes in the exchange rate of the U.S. Dollar against these other currencies, we hedge a certain portion of sales to secure the rates at which U.S. Dollars will be converted. The majority of this hedging activity occurs at P&WC. At P&WC, firm and forecasted sales for both engines and spare parts are hedged at varying amounts up to 32 months on the U.S. Dollar sales exposure as represented by the excess of U.S. Dollar sales over U.S. Dollar denominated purchases. Hedging gains and losses resulting from movements in foreign currency exchange rates are partially offset by the foreign currency translation impacts that are generated on the translation of local currency operating results into U.S. Dollars for reporting purposes. While the objective of the hedging program is to minimize the foreign currency exchange impact on operating results, there are typically variances between the hedging gains or losses and the translational impact due to the length of hedging contracts, changes in the sales profile, volatility in the exchange rates and other such operational considerations.

Interest Rate Exposures. Our long-term debt portfolio consists mostly of fixed-rate instruments. From time to time, we may hedge to floating rates using interest rate swaps. The hedges are designated as fair value hedges and the gains and losses on the swaps are reported in interest expense, reflecting that portion of interest expense at a variable rate. We issue commercial paper, which exposes us to changes in interest rates. Currently, we do not hold any derivative contracts that hedge our interest exposures, but may consider such strategies in the future.

Commodity Price Exposures. We are exposed to volatility in the prices of raw materials used in some of our products and from time to time we may use forward contracts in limited circumstances to manage some of those exposures. In the future, if hedges are used, gains and losses may affect earnings. There were no significant outstanding commodity hedges as of December 31, 2011.

ENVIRONMENTAL MATTERS

Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As a result, we have established, and continually update, policies relating to environmental standards of performance for our operations worldwide. We believe that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon our competitive position, results of operations, cash flows or financial condition.

We have identified 597 locations, mostly in the United States, at which we may have some liability for remediating contamination. We have resolved our liability at 250 of these locations. We do not believe that any individual location's exposure will have a material effect on our results of operations. Sites in the investigation, remediation or operation and maintenance stage represent approximately 91% of our accrued environmental remediation reserve.

We have been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA or Superfund) at 106 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and our share of responsibility varies from sole responsibility to very little responsibility. In estimating our liability for remediation, we consider our likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.

At December 31, 2011 and 2010, we had $617 million and $605 million reserved for environmental remediation, respectively. Cash outflows for environmental remediation were $54 million in 2011, $44 million in 2010 and $49 million in 2009. We estimate that ongoing environmental remediation expenditures in each of the next two years will not exceed approximately $60 million.

GOVERNMENT MATTERS

As described in "Critical Accounting Estimates - Contracting with the U.S. government," our contracts with the U.S. government are subject to audits. Such audits may recommend that certain contract prices should be reduced to comply with various government regulations. We are also the subject of one or more investigations and legal proceedings initiated by the U.S. government with respect to government contract matters.

As previously disclosed, the U.S. Department of Justice (DOJ) sued us in 1999 in the U.S. District Court for the Southern District of Ohio, claiming that Pratt & Whitney violated the civil False Claims Act and common law. This lawsuit relates to the "Fighter Engine Competition" between Pratt & Whitney's F100 engine and General Electric's F110 engine. The DOJ alleges that the government overpaid for F100 engines under contracts awarded by the U.S. Air Force in fiscal years 1985 through 1990 because Pratt & Whitney inflated its estimated costs for some purchased parts and withheld data that would have revealed the overstatements. At trial of this matter, completed in December 2004, the government claimed Pratt & Whitney's liability to be $624 million. On August 1, 2008, the trial court judge held that the Air Force had not suffered any actual damages because Pratt & Whitney had made significant price concessions. However, the trial court judge found that Pratt & Whitney violated the False Claims Act due to inaccurate statements contained in its 1983 offer. In the absence of actual damages, the trial court judge awarded the DOJ the maximum civil penalty of $7.09 million, or $10,000 for each of the 709 invoices Pratt & Whitney submitted in 1989 and later under the contracts. In September 2008, both the DOJ and UTC appealed the decision to the Sixth Circuit Court of Appeals. In November 2010, the Sixth Circuit affirmed Pratt & Whitney's liability under the False Claims Act and remanded the case to the U.S. District Court for further proceedings on the question of damages. Should the government ultimately prevail, the outcome of this matter could result in a material adverse effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid.

As previously disclosed, in December 2008, the U.S. Department of Defense (DOD) issued a contract claim against Sikorsky to recover overpayments the DOD alleges it has incurred since January 2003 in connection with cost accounting changes approved by the DOD and implemented by Sikorsky in 1999 and 2006. These changes relate to the calculation of material overhead rates in government contracts. The DOD claims that Sikorsky's liability is approximately $92 million (including interest through December 2011). We believe this claim is without merit, and Sikorsky filed an appeal in December 2009 with the U.S. Court of Federal Claims, which is pending. We do not believe the resolution of this matter will have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

A significant portion of our activities are subject to export control regulation by the U.S. Department of State (State Department) under the U.S. Arms Export Control Act and International Traffic in Arms Regulations (ITAR). From time to time, we identify, investigate, remediate and voluntarily disclose to the State Department's Office of Defense Trade Controls Compliance (DTCC) potential violations of the ITAR. DTCC administers the State Department's authority under the ITAR to impose civil penalties and other administrative sanctions for violations, including debarment from engaging in the export of defense articles or defense services. Most of our voluntary disclosures are resolved without the imposition of penalties or other sanctions. However, in November 2011, DTCC informed us that it considers certain of our voluntary disclosures filed since 2005 to reflect deficiencies warranting penalties and sanctions. We are currently in discussions with DTCC to reach a consent agreement, which we anticipate will provide for a payment by the Company and commitments regarding additional remedial compliance efforts.

The voluntary disclosures that we anticipate will be addressed in the consent agreement currently under discussion include 2006 and 2007 disclosures regarding the export by Hamilton Sundstrand to P&WC of certain modifications to dual-use electronic engine control software, and the re-export by P&WC of those software modifications and subsequent P&WC-developed patches to China during the period 2002-2004 for use in the development of the Z-10 Chinese military helicopter. The DOJ has also separately conducted a criminal investigation of the matters addressed in these disclosures, as well as the accuracy and adequacy of the disclosures. We have been cooperating with the DOJ's investigation. Since November 2011, we have been in discussions with the DOJ to resolve this matter.

We continue to evaluate the range of possible outcomes of these separate but related export compliance matters, and have recognized a potential liability at December 31, 2011 of $45 million. We are currently unable to predict the precise timing or outcome of the discussions. We do not believe the ultimate resolution of these matters, individually or collectively, will have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

OTHER MATTERS

Additional discussion of our environmental, U.S. government contract matters, product performance and other contingent liabilities is included in "Critical Accounting Estimates" and Notes 1, 15 and 17 to the Consolidated Financial Statements. For additional discussion of our legal proceedings, see Item 3, "Legal Proceedings," in our Annual Report on Form 10-K for 2011 (2011 Form 10-K).

NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This ASU clarifies the concepts related to highest and best use and valuation premise, blockage factors and other premiums and discounts, the fair value measurement of financial instruments held in a portfolio and of those instruments classified as a component of shareowners' equity. The ASU includes enhanced disclosure requirements about recurring Level 3 fair value measurements, the use of nonfinancial assets, and the level in the fair value hierarchy of assets and liabilities not recorded at fair value. The provisions of this ASU are effective prospectively for interim and annual periods beginning on or after December 15, 2011. Early application is prohibited. This ASU is not expected to have an impact currently on our financial statements or disclosures as there are presently no recurring Level 3 fair value measurements.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income." This ASU is aimed at enhancing comparability and transparency of other comprehensive income components. The guidance provides an option to present total comprehensive income, the components of net income and the components of other comprehensive income in a single continuous statement or two separate but consecutive statements. This ASU eliminates the option to present other comprehensive income components as part of the statement of changes in shareowners' equity. The provisions of this ASU will be applied retrospectively for interim and annual periods beginning after December 15, 2011. Early application is permitted. We will adopt the provisions of this ASU in the first quarter 2012.

In December 2011, the FASB issued ASU No. 2011-11, "Disclosures about Offsetting Assets and Liabilities." This ASU is intended to enhance a financial statement user's ability to understand the effects of netting arrangements on an entity's financial statements, including financial instruments and derivative instruments that are either offset or subject to an enforceable master netting or similar arrangement. The scope of this ASU includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This ASU includes enhanced disclosure requirements, including both gross and net information about instruments and transactions eligible for offset or subject to an agreement similar to a master netting arrangement. The provisions of this ASU will be applied retrospectively for interim and annual periods beginning on or after January 1, 2013. We are currently evaluating the impact of this new ASU.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This 2011 Annual Report to Shareowners (2011 Annual Report) contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "confident" and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash and other measures of financial performance. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Such risks, uncertainties and other factors include, without limitation:

- the effect of economic conditions in the markets in which we operate in the United States and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial difficulties (including bankruptcy) of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers;
- in respect of our recently announced agreement to acquire Goodrich Corporation (Goodrich) and Pratt & Whitney's recently announced transactions with Rolls-Royce, the satisfaction of conditions precedent to, and consummation of, the proposed transactions, the timing of consummation of the proposed transactions, the timing and consummation of proposed financing in connection with the proposed transactions, and the ability of the parties to secure regulatory approvals, and in the case of the Goodrich transaction, the approval of Goodrich's shareholders, in a timely manner;
- in respect of our recently announced agreement to acquire Goodrich, our ability to integrate the acquired operations and to realize synergies and opportunities for growth and innovation;
- our ability to realize the intended benefits of recently announced organizational changes;
- future levels of indebtedness and capital spending and research and development spending;
- future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure;
- delays and disruption in delivery of materials and services from suppliers;
- new business opportunities;
- cost reduction efforts and restructuring costs and savings and other consequences thereof;
- the scope, nature or impact of other acquisition and divestiture activity, including integration of acquired businesses into our existing businesses;
- the development, production, delivery, support, performance and anticipated benefits of advanced technologies and new products and services;
- the anticipated benefits of diversification and balance of operations across product lines, regions and industries;
- the impact of the negotiation of collective bargaining agreements and labor disputes;
- the outcome of legal proceedings and other contingencies;
- future repurchases of our common stock;
- pension plan assumptions and future contributions; and
- the effect of changes in tax, environmental and other laws and regulations or political conditions in the United States and other countries in which we operate.

In addition, our Annual Report on Form 10-K for 2011 includes important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See the "Notes to Consolidated Financial Statements" under the heading "Contingent Liabilities," the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business Overview," "Critical Accounting Estimates," "Results of Operations," and "Liquidity and Financial Condition," and the section titled "Risk Factors." Our Annual Report on Form 10-K for 2011 also includes important information as to these factors in the "Business" section under the headings "General," "Description of Business by Segment" and "Other Matters Relating to Our Business as a Whole," and in the "Legal Proceedings" section. Additional important information as to these factors is included in this 2011 Annual Report in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Environmental Matters" and "Restructuring Costs." The forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements are disclosed from time to time in our other filings with the SEC.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of UTC is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of UTC's internal control over financial reporting as of December 31, 2011. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its *Internal Control–Integrated Framework*, released in 1992. Management concluded that based on its assessment, UTC's internal control over financial reporting was effective as of December 31, 2011. The effectiveness of UTC's internal control over financial reporting, as of December 31, 2011, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Louis R. Chênevert
Chairman & Chief Executive Officer



Gregory J. Hayes
Senior Vice President and Chief Financial Officer



Peter F. Longo
Vice President, Controller

TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF UNITED TECHNOLOGIES CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in equity present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Corporation's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Hartford, Connecticut
February 9, 2012

THIS PAGE INTENTIONALLY LEFT BLANK

CONSOLIDATED STATEMENT OF OPERATIONS

(Dollars in millions, except per share amounts; shares in millions)	**2011**	2010	2009
Net Sales:			
Product sales	**$ 41,289**	$ 38,641	$ 37,332
Service sales	**16,901**	15,685	15,093
	58,190	54,326	52,425
Costs and Expenses:			
Cost of products sold	**31,026**	28,956	28,905
Cost of services sold	**11,127**	10,458	9,956
Research and development	**2,058**	1,746	1,558
Selling, general and administrative	**6,464**	6,024	6,036
	50,675	47,184	46,455
Other income, net	**584**	44	407
Operating profit	**8,099**	7,186	6,377
Interest expense, net	**494**	648	617
Income before income taxes	**7,605**	6,538	5,760
Income tax expense	**2,231**	1,827	1,581
Net income	**5,374**	4,711	4,179
Less: Non-controlling interest in subsidiaries' earnings	**395**	338	350
Net income attributable to common shareowners	**$ 4,979**	$ 4,373	$ 3,829
EARNINGS PER SHARE OF COMMON STOCK:			
Basic	**$ 5.58**	$ 4.82	$ 4.17
Diluted	**$ 5.49**	$ 4.74	$ 4.12
Dividends Per Share of Common Stock	**$ 1.865**	$ 1.700	$ 1.540
Weighted average number of shares outstanding:			
Basic shares	**892.3**	907.9	917.4
Diluted shares	**906.8**	922.7	928.8

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

(Dollars in millions, except per share amounts; shares in thousands)	2011	2010
ASSETS		
Cash and cash equivalents	**$ 5,960**	$ 4,083
Accounts receivable (net of allowance for doubtful accounts of $394 and $402)	**9,546**	8,925
Inventories and contracts in progress, net	**7,797**	7,766
Future income tax benefits, current	**1,662**	1,623
Other assets, current	**793**	1,113
Total Current Assets	**25,758**	23,510
Customer financing assets	**1,035**	1,118
Future income tax benefits	**2,387**	1,970
Fixed assets, net	**6,201**	6,280
Goodwill	**17,943**	17,721
Intangible assets, net	**3,918**	4,060
Other assets	**4,210**	3,834
Total Assets	**$ 61,452**	$ 58,493
LIABILITIES AND EQUITY		
Short-term borrowings	**$ 630**	$ 116
Accounts payable	**5,570**	5,206
Accrued liabilities	**12,287**	12,247
Long-term debt currently due	**129**	163
Total Current Liabilities	**18,616**	17,732
Long-term debt	**9,501**	10,010
Future pension and postretirement benefit obligations	**5,007**	3,592
Other long-term liabilities	**5,150**	4,510
Total Liabilities	**38,274**	35,844
Commitments and contingent liabilities (Notes 4 and 17)		
Redeemable non-controlling interest	**358**	317
Shareowners' Equity:		
Capital Stock:		
Preferred Stock, $1 par value; 250,000 shares authorized; None issued or outstanding	**—**	—
Common Stock, $1 par value; 4,000,000 shares authorized; 1,400,212 and 1,393,297 shares issued	**13,445**	12,597
Treasury Stock—492,990 and 472,028 common shares at cost	**(19,410)**	(17,468)
Retained earnings	**33,487**	30,191
Unearned ESOP shares	**(152)**	(166)
Accumulated other comprehensive income (loss):		
Foreign currency translation	**206**	366
Other	**(5,696)**	(4,135)
Total Accumulated other comprehensive loss	**(5,490)**	(3,769)
Total Shareowners' Equity	**21,880**	21,385
Non-controlling interest	**940**	947
Total Equity	**22,820**	22,332
Total Liabilities and Equity	**$ 61,452**	$ 58,493

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in millions)	2011	2010	2009
Operating Activities:			
Net income attributable to common shareowners	**$ 4,979**	$ 4,373	$ 3,829
Non-controlling interest in subsidiaries' earnings	**395**	338	350
Net income	**5,374**	4,711	4,179
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation and amortization	**1,347**	1,356	1,258
Deferred income tax provision	**331**	413	451
Stock compensation cost	**229**	154	153
Change in:			
Accounts receivable	**(729)**	(319)	955
Inventories and contracts in progress	**(314)**	(244)	695
Other current assets	**7**	(17)	(3)
Accounts payable and accrued liabilities	**618**	1,105	(582)
Global pension contributions	**(551)**	(1,299)	(1,270)
Other operating activities, net	**278**	46	(483)
Net cash flows provided by operating activities	**6,590**	5,906	5,353
Investing Activities:			
Capital expenditures	**(983)**	(865)	(826)
Increase in customer financing assets	**(42)**	(217)	(171)
Decrease in customer financing assets	**92**	162	80
Investments in businesses	**(357)**	(2,758)	(703)
Dispositions of businesses	**497**	208	158
Other investing activities, net	**86**	283	358
Net cash flows used in investing activities	**(707)**	(3,187)	(1,104)
Financing Activities:			
Issuance of long-term debt	**59**	2,362	37
Repayment of long-term debt	**(616)**	(1,751)	(1,012)
Increase (decrease) in short-term borrowings, net	**556**	(141)	(762)
Common Stock issued under employee stock plans	**226**	386	342
Dividends paid on Common Stock	**(1,602)**	(1,482)	(1,356)
Repurchase of Common Stock	**(2,175)**	(2,200)	(1,100)
Other financing activities, net	**(453)**	(327)	(340)
Net cash flows used in financing activities	**(4,005)**	(3,153)	(4,191)
Effect of foreign exchange rate changes on cash and cash equivalents	**(1)**	68	64
Net increase (decrease) in cash and cash equivalents	**1,877**	(366)	122
Cash and cash equivalents, beginning of year	**4,083**	4,449	4,327
Cash and cash equivalents, end of year	**$ 5,960**	$ 4,083	$4,449
Supplemental Disclosure of Cash Flow Information:			
Interest paid, net of amounts capitalized	**$ 642**	$ 753	$ 704
Income taxes paid, net of refunds	**$ 1,432**	$ 1,222	$ 1,396
Non-cash investing and financing activities include:			
Contributions of UTC Common Stock to domestic defined benefit pension plans	**$ 450**	$ 250	$ —

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Dollars in millions)	Comprehensive Income (Loss)	Common Stock
BALANCE AT DECEMBER 31, 2008		**$ 11,179**
Comprehensive income (loss):		
Net income	$ 4,179	
Redeemable non-controlling interest in subsidiaries' earnings		
Other comprehensive income (loss), net of tax:		
Foreign currency translation adjustments	1,023	
Change in pension and post-retirement benefit plans, net of income taxes of $569	1,073	
Unrealized gain on available-for-sale securities, net of income taxes of $66	99	
Change in unrealized cash flow hedging, net of income taxes of $106	255	
Total other comprehensive income, net of tax	2,450	
Comprehensive income	$ 6,629	
Common Stock issued under employee plans (11.9 million shares), net of tax benefit of $50		634
Common Stock repurchased (19.1 million shares)		
Dividends on Common Stock		
Dividends on ESOP Common Stock		
Dividends attributable to non-controlling interest		
Redeemable non-controlling interest accretion		
Purchase of subsidiary shares from non-controlling interest		(67)
Acquired non-controlling interest		
Other changes in non-controlling interest		
BALANCE AT DECEMBER 31, 2009		**$ 11,746**
Comprehensive income (loss):		
Net income	$ 4,711	
Redeemable non-controlling interest in subsidiaries' earnings		
Other comprehensive income (loss), net of tax:		
Foreign currency translation adjustments	(18)	
Change in pension and post-retirement benefit plans, net of tax benefit of $224	(336)	
Unrealized gain on available-for-sale securities, net of income taxes of $61	96	
Change in unrealized cash flow hedging, net of tax benefit of $18	(29)	
Total other comprehensive loss, net of tax	(287)	
Comprehensive income	$ 4,424	
Common Stock issued under employee plans (11.8 million shares), net of tax benefit of $94		746
Common Stock contributed to defined benefit pension plans (3.8 million shares)		117
Common Stock repurchased (31.0 million shares)		
Dividends on Common Stock		
Dividends on ESOP Common Stock		
Dividends attributable to non-controlling interest		
Redeemable non-controlling interest accretion		
Purchase of subsidiary shares from non-controlling interest		(12)
Sale of subsidiary shares in non-controlling interest		—
Other changes in non-controlling interest		
BALANCE AT DECEMBER 31, 2010		**$12,597**
Comprehensive income (loss):		
Net income	$ 5,374	
Redeemable non-controlling interest in subsidiaries' earnings		
Other comprehensive income (loss), net of tax:		
Foreign currency translation adjustments	(63)	
Change in pension and post-retirement benefit plans, net of tax benefit of $796	(1,485)	
Unrealized gain on available-for-sale securities, net of income taxes of $21	30	
Change in unrealized cash flow hedging, net of tax benefit of $36	(106)	
Total other comprehensive loss, net of tax	(1,724)	
Comprehensive income	$ 3,650	
Common Stock issued under employee plans (7.2 million shares), net of tax benefit of $81		672
Common Stock contributed to defined benefit pension plans (5.7 million shares)		227
Common Stock repurchased (26.9 million shares)		
Dividends on Common Stock		
Dividends on ESOP Common Stock		
Dividends attributable to non-controlling interest		
Redeemable non-controlling interest accretion		
Purchase of subsidiary shares from non-controlling interest		(54)
Sale of subsidiary shares in non-controlling interest		3
Other changes in non-controlling interest		
BALANCE AT DECEMBER 31, 2011		**$13,445**

See accompanying Notes to Consolidated Financial Statements

SHAREOWNERS' EQUITY

Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total Equity	Redeemable Non-controlling Interest
$ (14,316)	**$25,034**	**$(200)**	**$(5,934)**	**$ 918**	**$ 16,681**	**$245**
	3,829			350	4,179	
				(17)	(17)	17
			1,020	8	1,028	(5)
			1,073		1,073	
			99		99	
			255		255	
8	(43)	19			618	
(1,100)					(1,100)	
	(1,356)				(1,356)	
	(59)				(59)	
				(329)	(329)	(17)
	(9)				(9)	9
				(25)	(92)	(3)
				36	36	143
				(8)	(8)	
$(15,408)	**$27,396**	**$ (181)**	**$(3,487)**	**$ 933**	**$20,999**	**$389**
	4,373			338	4,711	
				(24)	(24)	24
			(13)	—	(13)	(5)
			(336)		(336)	
			96		96	
			(29)		(29)	
7	(43)	15			725	
133					250	
(2,200)					(2,200)	
	(1,482)				(1,482)	
	(62)				(62)	
				(338)	(338)	(19)
	9				9	(9)
				(12)	(24)	(65)
				38	38	
				12	12	2
$(17,468)	**$ 30,191**	**$ (166)**	**$(3,769)**	**$ 947**	**$ 22,332**	**$ 317**
	4,979			395	5,374	
				(25)	(25)	25
			(160)	(6)	(166)	3
			(1,485)		(1,485)	
			30		30	
			(106)		(106)	
10	(9)	14			687	
223					450	
(2,175)					(2,175)	
	(1,602)				(1,602)	
	(63)				(63)	
				(363)	(363)	(15)
	(9)				(9)	9
				(19)	(73)	(2)
				23	26	—
				(12)	(12)	21
$ (19,410)	**$33,487**	**$ (152)**	**$(5,490)**	**$ 940**	**$22,820**	**$358**

NOTE 1: SUMMARY OF ACCOUNTING PRINCIPLES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Consolidation. The Consolidated Financial Statements include the accounts of United Technologies Corporation (UTC) and its controlled subsidiaries. Intercompany transactions have been eliminated.

Cash and Cash Equivalents. Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2011 and 2010, the amount of such restricted cash was approximately $37 million and $75 million, respectively. At both December 31, 2011 and 2010, all restricted cash is included in current assets.

Accounts Receivable. Current and long-term accounts receivable include retainage of $154 million and $165 million and unbilled receivables of $1,060 million and $862 million as of December 31, 2011 and 2010, respectively.

Retainage represents amounts that, pursuant to the applicable contract, are not due until project completion and acceptance by the customer. Unbilled receivables represent revenues that are not currently billable to the customer under the terms of the contract. These items are expected to be collected in the normal course of business. Long-term accounts receivable are included in Other assets in the Consolidated Balance Sheet.

Marketable Equity Securities. Equity securities that have a readily determinable fair value and that we do not intend to trade are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses are recorded as a separate component of shareowners' equity, net of deferred income taxes.

Inventories and Contracts in Progress. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods; however, certain Carrier entities use the last-in, first-out (LIFO) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $144 million and $137 million at December 31, 2011 and 2010, respectively.

Costs accumulated against specific contracts or orders are at actual cost. Inventory in excess of requirements for contracts and current or anticipated orders have been reserved as appropriate. Manufacturing costs are allocated to current production and firm contracts.

Fixed Assets. Fixed assets are stated at cost. Depreciation is recorded over the fixed assets' useful lives using the straight-line method.

Goodwill and Intangible Assets. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Goodwill and indefinite-lived intangible assets are subject to annual impairment testing using the guidance and criteria described in the Intangibles - Goodwill and Other Topic of the FASB ASC. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. We early adopted the FASB ASU No. 2011-08, "Testing Goodwill for Impairment," in connection with the performance of our annual goodwill impairment test. Under ASU 2011-08, entities are provided with the option of first performing a qualitative assessment on none, some, or all of its reporting units to determine whether further quantitative impairment testing is necessary. An entity may also bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. During 2011, 2010, and 2009, we were not required to record any significant impairments to the carrying value of goodwill or indefinite-lived intangible assets.

Intangible assets consist of service portfolios, patents and trademarks, customer relationships and other intangible assets. Useful lives of finite-lived intangible assets are estimated based upon the nature of the intangible asset and the industry in which the intangible asset is used. Estimated useful lives of service portfolios generally range from 5 to 30 years. Estimated useful lives of patents and finite-lived trademarks generally range from 3 to 40 years. Estimated useful lives of customer relationships and other assets generally range from 2 to 32 years. These intangible assets are amortized based on the pattern in which the economic benefits of the intangible assets are consumed. If a pattern of economic benefit cannot be reliably determined, a straight-line amortization method is used. Included within other intangible assets are commercial aerospace payments made to secure certain contractual rights to provide product on new aircraft platforms. Payments made on these contractual commitments are to be amortized as the related units are delivered.

Other Long-Lived Assets. We evaluate the potential impairment of other long-lived assets when appropriate. If the carrying value of other long-lived assets exceeds the sum of the undiscounted expected future cash flows, the carrying value is written down to fair value. During the years ended December 31, 2011 and 2010, we had certain non-recurring measurements resulting in impairment charges of $66 million and $245 million, respectively. See Note 13 to the Consolidated Financial Statements for additional information.

Income Taxes. In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions.

We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest expense has also been recognized. We recognize accrued interest related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as a component of income tax expense.

Revenue Recognition. Sales under government and commercial fixed-price contracts and government fixed-price-incentive contracts are recorded at the time deliveries are made or, in some cases, on a percentage-of-completion basis. Sales under cost-reimbursement contracts are recorded as work is performed. Sales for elevators, escalators, installation and modernization contracts are accounted for under the percentage-of-completion method.

Losses, if any, on long-term contracts are provided for when anticipated. Loss provisions on original equipment contracts are recognized to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate, exceed the projected revenue from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing except for certain requirements contracts under which losses are recorded upon receipt of the purchase order. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under contractual arrangement include products purchased under contract and, in the large commercial engine business, future highly probable sales of replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. Losses are generally recognized on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs, as appropriate, exceed revenue realized. Contract accounting requires estimates of future costs over the performance period of the contract as well as estimates of award fees and other sources of revenue. These estimates are subject to change and result in adjustments to margins on contracts in progress. The extent of progress toward completion on our long-term commercial aerospace equipment and helicopter contracts is measured using units of delivery. In addition, we use the cost-to-cost method for elevator and escalator sales, installation and modernization contracts in the commercial businesses. For long-term aftermarket contracts, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. We review our cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB ASC.

Service sales, representing aftermarket repair and maintenance activities, are recognized over the contractual period or as services are performed. In the commercial businesses, revenue is generally recognized on a straight line basis. In the aerospace businesses, revenue is generally recognized in proportion to cost.

Sales generated from engine programs, spare parts sales, and aftermarket business under collaboration arrangements are recorded as earned in our financial statements. Amounts attributable to our collaborative partners for their share of revenues are recorded as an expense in our financial statements based upon the terms and nature of the arrangement. Costs associated with engine programs under collaborative arrangements are expensed as incurred. Under these arrangements, collaborators contribute their program share of engine parts, incur their own production costs and make certain payments to Pratt & Whitney for shared or joint program costs. The reimbursement of a collaborator's share of program costs is recorded as a reduction of the related expense item at that time.

Research and Development. Research and development costs not specifically covered by contracts and those related to the company sponsored share of research and development activity in connection with cost-sharing arrangements are charged to expense as incurred. Government research and development support, not associated with specific contracts, is recorded as a reduction to research and development expense in the period earned. Repayment, if any, is in the form of future royalties and is conditioned upon the achievement of certain financial targets.

Research and development costs incurred under contracts with customers are included as a contract cost and reported as a component of cost of products sold when revenue from such contracts is recognized.

Foreign Exchange and Hedging Activity. We conduct business in many different currencies and, accordingly, are subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of our foreign subsidiaries are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. Dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of shareowners' equity.

We have used derivative instruments, including swaps, forward contracts and options, to help manage certain foreign currency, interest rate and commodity price exposures. Derivative instruments are viewed as risk management tools by us and are not used for trading or speculative purposes. Derivatives used for hedging purposes may be designated and effective as a hedge of the identified risk exposure at the inception of the contract.

All derivative instruments are recorded on the balance sheet at fair value. Derivatives used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases may be accounted for as cash flow hedges, as deemed appropriate. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.

Additional information pertaining to foreign currency forward contracts is included in Note 13 to the Consolidated Financial Statements.

Environmental. Environmental investigatory, remediation, operating and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple responsible parties, we consider our likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

Asset Retirement Obligations. We record the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which it is determined to exist, if a reasonable estimate of fair value can be made. Upon initial recognition of a liability, we capitalize the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in its present value and the capitalized cost is depreciated over the useful life of the related asset. We have determined that conditional legal obligations exist for certain of our worldwide owned and leased facilities related primarily to building materials. As of December 31, 2011 and 2010, the outstanding liability for asset retirement obligations was $164 million and $189 million, respectively.

Pension and Postretirement Obligations. Guidance under the Compensation—Retirement Benefits Topic of the FASB ASC requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under this guidance, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost.

NOTE 2: BUSINESS ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLE ASSETS

Business Acquisitions and Dispositions. Our investments in businesses in 2011, 2010 and 2009 totaled $372 million (including debt assumed of $15 million), $2.8 billion (including debt assumed of $39 million) and $703 million, respectively.

Our 2011 investments consisted of a number of smaller acquisitions in both the aerospace and commercial businesses. As a result of Sikorsky's contribution of a business into a new venture in the United Arab Emirates, we recognized a gain of approximately $73 million in the second quarter of 2011.

In November 2011, Carrier formed a venture controlled by Midea Group of China (Midea) for the manufacture and distribution of heating, ventilating, and air-conditioning (HVAC) products in Brazil, Argentina, and Chile. The venture is comprised of Carrier's existing HVAC operations in the three countries and Midea's distribution entity. Midea owns 51% of the venture and Carrier 49%. This joint venture strengthens Carrier's global strategic relationship with Midea and expands the manufacturing and distribution of residential and light commercial HVAC systems in Brazil, Argentina, and Chile. Carrier recognized a gain of approximately $80 million in 2011 as a result of this transaction.

On October 12, 2011, Pratt & Whitney and Rolls-Royce plc (Rolls-Royce), a participant in the IAE collaboration, announced an agreement to restructure their interests in IAE. Under the terms of the agreement, Rolls-Royce will sell its interests in IAE and license its V2500 intellectual property in IAE to Pratt & Whitney for $1.5 billion plus an agreed payment contingent on each hour flown by V2500-powered aircraft in service at the closing date during the fifteen year period following closing of the transaction. Consummation of this restructuring is subject to regulatory approvals and other closing conditions. The acquisition of the additional interests in IAE will give Pratt & Whitney a controlling interest with approximately 66% ownership. Upon closing, we anticipate Pratt & Whitney will begin consolidating IAE. The acquisition of the additional interests in IAE and the intellectual property licenses will be reflected as intangible assets and amortized in relation to the economic benefits received over the projected remaining life of the V2500 program.

Also, on October 12, 2011, Pratt & Whitney and Rolls-Royce announced an agreement to form a new joint venture, in which each will hold an equal share, to develop new engines to power the next generation of 120 to 230 passenger mid-size aircraft that will replace the existing fleet of mid-size aircraft currently in service or in development. With this new joint venture, Pratt & Whitney and Rolls-Royce will focus on high-bypass ratio geared turbofan technology as well as collaborate on future studies of next generation propulsion systems. Pursuant to the agreement, the formation of this new venture is subject to regulatory approvals and other closing conditions, including completion of the restructuring of the parties' interests in IAE. We expect the restructuring of the parties' interests in IAE to be completed in mid-2012. The closing of the new joint venture may take a substantially longer period of time to complete.

On September 21, 2011, we announced an agreement to acquire Goodrich Corporation (Goodrich), a global supplier of systems and services to the aerospace and defense industry with 2010 sales of $7 billion. Under the terms of the agreement, Goodrich shareholders will receive $127.50 in cash for each share of Goodrich common stock they own at the time of the closing of the transaction. This equates to a total estimated enterprise value of $18.4 billion, including $1.9 billion in net debt to be assumed. We expect to finance the total $16.5 billion to be paid to Goodrich shareholders at the closing of the acquisition through a combination of short and long term debt, equity issuance and cash. We intend to maintain our strong existing credit rating and minimize future share count dilution on earnings per share by targeting the equity component to comprise no more than 25% of the total financing (excluding the amount of Goodrich net debt to be assumed). We are also evaluating the potential disposition of a number of our non-core businesses to generate cash and minimize the level of future debt or equity issuances. The transaction is subject to customary closing conditions, including regulatory approvals and Goodrich shareholder approval. We expect that this acquisition will close in mid-2012. Goodrich products include aircraft nacelles and interior systems, actuation and landing systems, and electronic systems. Once the acquisition is complete, Goodrich and Hamilton Sundstrand will be combined to form a new segment named UTC Aerospace Systems. This segment and our Pratt & Whitney segment will be separately reportable segments although they will both be included within the UTC Propulsion & Aerospace Systems organizational structure. We expect the increased scale, financial strength and complementary products of the new combined business will strengthen our position in the aerospace and defense industry. Further, we expect that this acquisition will enhance our ability to support our customers with more integrated systems.

During 2011, we recorded other-than-temporary impairment charges totaling $66 million on an equity investment held by UTC Fire & Security, in order to write-down our investment to market value as of December 31, 2011. This impairment is recorded within "Other income, net" on our Consolidated Statement of Operations.

On March 1, 2010, we completed the acquisition of the GE Security business for approximately $1.8 billion, including debt assumed of $32 million. The GE Security business supplies security and fire safety technologies for commercial and residential applications through a broad product portfolio that includes fire detection and life safety systems, intrusion alarms, and video surveillance and access control systems. This business, which has been integrated into our UTC Fire & Security segment, enhanced UTC Fire & Security's geographic diversity through GE Security's strong North American presence, while increasing total product and technology offerings. In connection with the acquisition of GE Security, we recorded approximately $600 million of identifiable intangible assets and $1.1 billion of goodwill. The goodwill recorded reflects synergies expected to be realized through the combination of GE Security's products, resources and management talent with those of the existing UTC Fire & Security business to enhance competitiveness, accelerate the development of certain product offerings, drive improved operational performance and secure additional service channels. Additionally, the combined business has provided the opportunity for significant improvements to the cost structure through the rationalization of general and administrative expenditures as well as research and development efforts.

During 2010, we completed the acquisition of Clipper Windpower Plc (Clipper), a publicly-held California-based wind turbine manufacturer. This investment is intended to expand our power generation portfolio and allow us to enter the wind power market by leveraging our expertise in blade technology, turbines and gearbox design. In the first half of 2010, we acquired a 49.9% equity stake in Clipper. In December 2010, we completed the acquisition of all the remaining shares of Clipper. The total cost of our investment in Clipper is approximately $385 million. In connection with this transaction, we recorded approximately $650 million of goodwill and identifiable intangible assets. Prior to the December 2010 purchase of the remaining shares of Clipper, we accounted for this investment under the equity method of accounting. During the quarter ended September 30, 2010, we recorded a $159 million other-than-temporary impairment charge on our investment in Clipper, in order to write-down our investment to market value as of September 30, 2010. This impairment is recorded within "Other income, net" on our Consolidated Statement of Operations. In December 2010, as a result of the acquisition of a controlling interest and the remaining shares of Clipper, we recorded a $21 million gain from the re-measurement to fair value of our previously held equity interest. The financial results of Clipper are included within the "Eliminations and other" category in the segment financial data in Note 18 to the Consolidated Financial Statements.

During 2010, we recorded approximately $86 million of asset impairment charges, for assets that have met the "held-for-sale" criteria, related to disposition activity within both Carrier and Hamilton Sundstrand. These asset impairment charges are recorded within Cost of products sold on our Consolidated Statement of Operations. The asset impairment charges consist of an approximately $58 million charge associated with Carrier's ongoing portfolio transformation to a higher returns business and an approximately $28 million charge at Hamilton Sundstrand related to the disposition of an aerospace business as part of Hamilton Sundstrand's efforts to implement low cost sourcing initiatives.

In August 2009, we completed the acquisition of the remaining 71% interest in GST Holdings Limited (GST), a fire alarm provider in China, for approximately $250 million bringing our total investment in GST to approximately $360 million. We recorded over $200 million of goodwill and approximately $100 million of identified intangible assets in connection with GST. With the acquisition of the remaining 71% of GST, UTC Fire & Security further strengthened its presence in the Chinese fire safety industry.

In July 2009, Carrier and Watsco, Inc. (Watsco) formed Carrier Enterprise, LLC, a joint venture to distribute Carrier, Bryant, Payne and Totaline residential and light commercial HVAC products in the U.S. sunbelt region and selected territories in the Caribbean and Latin America. As part of the transaction, Carrier contributed its distribution businesses located in these regions into the new venture. In consideration of its contribution, Carrier received approximately 3 million shares of common stock of Watsco and a 40% non-controlling interest in the new venture, which included a business contributed by Watsco. Watsco owns a 60% interest in the venture with options to purchase an additional 20% interest from Carrier in future years. Carrier recognized a gain of approximately $60 million in 2009 as a result of its contribution of the majority of its U.S. residential sales and distribution businesses in this new venture.

The assets and liabilities of acquired businesses are accounted for under the purchase method of accounting and recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as an increase in goodwill of $432 million in 2011, $1.7 billion in 2010, and $630 million in 2009. The results of operations of acquired businesses have been included in the Consolidated Statement of Operations beginning as of the effective date of acquisition.

Goodwill. The changes in the carrying amount of goodwill, by segment, are as follows:

(Dollars in millions)	Balance as of January 1, 2011	Goodwill resulting from business combinations	Foreign currency translation and other	**Balance as of December 31, 2011**
Otis	$ 1,470	$ 62	$ (16)	**$ 1,516**
Carrier	3,171	52	(121)	**3,102**
UTC Fire & Security	6,646	58	(48)	**6,656**
Pratt & Whitney	1,224	—	(1)	**1,223**
Hamilton Sundstrand	4,491	(8)	(8)	**4,475**
Sikorsky	330	24	(6)	**348**
Total Segments	17,332	188	(200)	**17,320**
Eliminations and other	389	244	(10)	**623**
Total	$ 17,721	$432	$ (210)	**$17,943**

For 2011, we recorded an additional $244 million of goodwill, reflected within "Eliminations and other" in the above table, related to the finalization of purchase accounting associated with the December 2010 acquisition of Clipper.

Intangible Assets. Identifiable intangible assets are comprised of the following:

	2011		2010	
(Dollars in millions)	**Gross Amount**	**Accumulated Amortization**	Gross Amount	Accumulated Amortization
Amortized:				
Service portfolios	**$2,036**	**$(1,060)**	$ 1,950	$ (942)
Patents and trademarks	**463**	**(183)**	441	(153)
Other, principally customer relationships	**3,329**	**(1,429)**	3,229	(1,222)
	5,828	**(2,672)**	5,620	(2,317)
Unamortized:				
Trademarks and other	**762**	**—**	757	—
Total	**$6,590**	**$(2,672)**	$ 6,377	$(2,317)

Amortization of intangible assets in 2011 and 2010 was $398 million and $387 million, respectively. Amortization of these intangible assets for 2012 through 2016 is expected to approximate $325 million per year.

NOTE 3: EARNINGS PER SHARE

(Dollars in millions, except per share amounts; shares in millions)	**2011**	2010	2009
Net income attributable to common shareowners	**$4,979**	$4,373	$3,829
Basic weighted average shares outstanding	**892.3**	907.9	917.4
Stock awards	**14.5**	14.8	11.4
Diluted weighted average shares outstanding	**906.8**	922.7	928.8
Earnings Per Share of Common Stock:			
Basic	**$ 5.58**	$ 4.82	$ 4.17
Diluted	**$ 5.49**	$ 4.74	$ 4.12

The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock appreciation rights and stock options when the average market price of the common stock is lower than the exercise price of the related stock awards during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. For 2011, there were no anti-dilutive stock awards excluded from the computation. For 2010 and 2009, the number of stock awards excluded from the computation was 11.4 million and 20.2 million, respectively.

NOTE 4: COMMERCIAL AEROSPACE INDUSTRY ASSETS AND COMMITMENTS

We have receivables and other financing assets with commercial aerospace industry customers totaling $3,736 million and $3,384 million at December 31, 2011 and 2010, respectively. Customer financing assets related to commercial aerospace industry customers consist of products under lease of $665 million and notes and leases receivable of $365 million. The notes and leases receivable are scheduled to mature as follows: $37 million in 2012, $57 million in 2013, $26 million in 2014, $30 million in 2015, $30 million in 2016, and $185 million thereafter.

Financing commitments, in the form of secured debt, guarantees or lease financing, are provided to commercial aerospace customers. The extent to which the financing commitments will be utilized is not currently known, since customers may be able to obtain more favorable terms from other financing sources. We may also arrange for third-party investors to assume a portion of these commitments. If financing commitments are exercised, debt financing is generally secured by assets with fair market values equal to or exceeding the financed amounts with interest rates established at the time of funding. We may also lease aircraft and subsequently sublease the aircraft to customers under long-term non-cancelable operating leases. In some instances, customers may have minimum lease terms that result in sublease periods shorter than our lease obligation. Lastly, we have made residual value and other guarantees related to various commercial aerospace customer financing arrangements. The estimated fair market values of the guaranteed assets equal or exceed the value of the related guarantees, net of existing reserves. We also have other contractual commitments, including commitments to secure certain contractual rights to provide product on new aircraft platforms. Payments made on these contractual commitments are included within other intangible assets and are to be amortized as the related units are delivered.

Our commercial aerospace financing and other contractual commitments as of December 31, 2011 were $2,270 million and are exercisable as follows: $131 million in 2012, $252 million in 2013, $427 million in 2014, $206 million in 2015, $368 million in 2016, and $886 million thereafter. Our financing obligations with customers are contingent upon maintenance of certain levels of financial condition by the customers. In addition, we have residual value and other guarantees of $323 million as of December 31, 2011.

We have long-term aftermarket maintenance contracts with commercial aerospace industry customers for which revenue is recognized in proportion to actual costs incurred relative to total expected costs to be incurred over the respective contract periods. Billings, however, are typically based on factors such as engine flight hours. The timing differences between the billings and the maintenance costs incurred generates both deferred assets and deferred revenues. Deferred assets under these long-term aftermarket contracts totaled $235 million and $290 million at December 31, 2011 and 2010, respectively, and are included in Other assets in the accompanying Consolidated Balance Sheets. Deferred revenues generated totaled $1,708 million and $1,474 million at December 31, 2011 and 2010, respectively, and are included in Accrued liabilities and Other long-term liabilities in the accompanying Consolidated Balance Sheet.

As of December 31, 2011, we held a 33% interest in IAE, an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. Our interest in IAE is accounted for under the equity method of accounting. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 2011, IAE had financing commitments of $728 million and asset value guarantees of $50 million. Our share of IAE's financing commitments and asset value guarantees was approximately $252 million at December 31, 2011. In addition, IAE had lease obligations under long-term non-cancelable leases of approximately $211 million, on an undiscounted basis, through 2020 related to aircraft, which are subleased to customers under long-term leases. These aircraft have fair market values, which approximate the financed amounts, net of reserves. The shareholders of IAE have guaranteed IAE's financing arrangements to the extent of their respective ownership interests. In the event of default by a shareholder on certain of these financing arrangements, the other shareholders would be proportionately responsible.

Reserves related to aerospace receivables and financing assets were $169 million and $133 million at December 31, 2011 and 2010, respectively. Reserves related to financing commitments and guarantees were $73 million and $38 million at December 31, 2011 and 2010, respectively.

NOTE 5: INVENTORIES & CONTRACTS IN PROGRESS

(Dollars in millions)	2011	2010
Raw materials	**$ 1,321**	$ 1,221
Work-in-process	**3,175**	3,259
Finished goods	**3,078**	3,026
Contracts in progress	**6,899**	6,340
	14,473	13,846
Less:		
Progress payments, secured by lien, on U.S. Government contracts	**(422)**	(275)
Billings on contracts in progress	**(6,254)**	(5,805)
	$ 7,797	$ 7,766

Raw materials, work-in-process and finished goods are net of valuation reserves of $884 million and $799 million as of December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, inventory also includes capitalized contract development costs of $776 million and $804 million, respectively, related to certain aerospace programs. These capitalized costs will be liquidated as production units are delivered to the customer. The capitalized contract development costs within inventory principally relate to capitalized costs on Sikorsky's CH-148 contract with the Canadian government. The CH-148 is a derivative of the H-92, a military variant of the S-92.

Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.

Our sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. At both December 31, 2011 and 2010, approximately 75% of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, a portion of which is not scheduled for delivery within the next twelve months.

NOTE 6: FIXED ASSETS

(Dollars in millions)	Estimated Useful Lives	2011	2010
Land		$ 335	$ 342
Buildings and improvements	12-40 years	4,885	4,908
Machinery, tools and equipment	3-20 years	9,994	10,010
Other, including under construction		766	654
		15,980	15,914
Accumulated depreciation		(9,779)	(9,634)
		$ 6,201	$ 6,280

Depreciation expense was $890 million in 2011, $900 million in 2010 and $852 million in 2009.

NOTE 7: ACCRUED LIABILITIES

(Dollars in millions)	2011	2010
Advances on sales contracts and service billings	$ 5,028	$ 5,203
Accrued salaries, wages and employee benefits	1,910	1,918
Service and warranty accruals	702	449
Income taxes payable	547	504
Litigation and contract matters	535	577
Interest payable	325	294
Accrued restructuring costs	248	358
Accrued workers compensation	215	210
Accrued property, sales and use taxes	197	209
Other	2,580	2,525
	$12,287	$12,247

NOTE 8: BORROWINGS AND LINES OF CREDIT

(Dollars in millions)	2011	2010
Short-term borrowings:		
Commercial paper	$455	$ —
Other borrowings	175	116
Total short-term borrowings	$630	$116

The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2011 and 2010 were 1.5% and 6.3%, respectively. The decline in the weighted-average interest rates for short-term borrowings was due to the commercial paper borrowings outstanding at December 31, 2011, which carry favorable interest rates. At December 31, 2011, approximately $1.3 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries. In November 2011, our maximum commercial paper borrowing authority was increased from $3 billion to $4 billion. We generally use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions and repurchases of our common stock.

At December 31, 2011, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4.0 billion pursuant to a $2.0 billion revolving credit agreement and a $2.0 billion multicurrency revolving credit agreement, both of which expire in November 2016. These revolving credit agreements were signed on November 4, 2011 and replaced our previous revolving credit agreements executed in 2010 which had permitted aggregate borrowings of up to $3.0 billion. As of December 31, 2011, there were no borrowings under either of these revolving credit agreements. The undrawn portions of our revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper.

On November 8, 2011, we entered into a bridge credit agreement with various financial institutions that provides for a $15 billion unsecured bridge loan facility, available to pay a portion of the cash consideration for the Goodrich acquisition, and to finance certain related transactions and pay related fees and expenses. Any funding under the bridge credit agreement would occur substantially concurrently with the consummation of the Goodrich acquisition, subject to customary conditions for acquisition financings of this type. Any loans made pursuant to the bridge credit agreement would mature on the date that is 364 days after the funding date.

Our long-term debt consists of the following:

(Dollars in millions)	2011	2010
6.100% notes due 2012*	$ —	$ 500
4.875% notes due 2015*	1,200	1,200
5.375% notes due 2017*	1,000	1,000
6.125% notes due 2019*	1,250	1,250
8.875% notes due 2019	272	272
4.500% notes due 2020*	1,250	1,250
8.750% notes due 2021	250	250
6.700% notes due 2028	400	400
7.500% notes due 2029*	550	550
5.400% notes due 2035*	600	600
6.050% notes due 2036*	600	600
6.125% notes due 2038*	1,000	1,000
5.700% notes due 2040*	1,000	1,000
Project financing obligations	127	141
Other (including capitalized leases)	131	160
Total long-term debt	9,630	10,173
Less current portion	(129)	(163)
Long-term portion	$ 9,501	$10,010

* We may redeem the above notes, in whole or in part, at our option at any time at a redemption price in U.S. Dollars equal to the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on a semiannual basis at the adjusted treasury rate plus 10-50 basis points. The redemption price will also include interest accrued to the date of redemption on the principal balance of the notes being redeemed.

In December 2011, we redeemed the entire $500 million outstanding principal amount of our 6.100% notes that would otherwise have been due May 15, 2012. In February 2010, we issued two series of fixed rate notes that pay interest semiannually, in arrears, on April 15 and October 15 of each year beginning October 15, 2010. The $1.25 billion principal amount of fixed rate notes bears interest at a rate equal to 4.500% per year and matures on April 15, 2020. The $1.0 billion principal amount of fixed rate notes bears interest at a rate equal to 5.700% per year and matures on April 15, 2040. The proceeds from these notes were used primarily to fund a portion of the acquisition of the GE Security business, and to repay commercial paper borrowings.

The project financing obligations noted above are associated with the sale of rights to unbilled revenues related to the ongoing activity of an entity owned by Carrier. The percentage of total short-term borrowings and long-term debt at variable interest rates was 7% and 2% at December 31, 2011 and 2010, respectively. Interest rates on our commercial paper borrowings are considered variable due to their short-term duration and high-frequency of turnover.

The schedule of principal payments required on long-term debt for the next five years and thereafter is:

(Dollars in millions)	
2012	**$ 129**
2013	**20**
2014	**26**
2015	**1,221**
2016	**10**
Thereafter	**8,224**
Total	**$9,630**

We have an existing universal shelf registration statement filed with the Securities and Exchange Commission (SEC) for an indeterminate amount of securities for future issuance, subject to our internal limitations on the amount of debt to be issued under this shelf registration statement.

NOTE 9: EQUITY

Changes in non-controlling interests that do not result in a change of control, and where there is a difference between fair value and carrying value, are accounted for as equity transactions. A summary of these changes in ownership interests in subsidiaries and the pro-forma effect on Net income attributable to common shareowners had they been recorded through net income is provided below:

(Dollars in millions)	**2011**	2010	2009
Net income attributable to common shareowners	**$4,979**	$4,373	$3,829
Transfers to non-controlling interests:			
Increase in common stock for sale of subsidiary shares	**3**	—	—
Decrease in common stock for purchase of subsidiary shares	**(54)**	(12)	(67)
Net income attributable to common shareowners after transfers to non-controlling interests	**$4,928**	$ 4,361	$3,762

NOTE 10: INCOME TAXES

The income tax expense (benefit) for the years ended December 31, consisted of the following components:

(Dollars in millions)	**2011**	2010	2009
Current:			
United States:			
Federal	**$ 428**	$ 122	$ 239
State	**99**	128	54
Foreign	**1,373**	1,164	837
	1,900	1,414	1,130
Future:			
United States:			
Federal	**528**	461	370
State	**27**	—	41
Foreign	**(224)**	(48)	40
	331	413	451
Income tax expense	**$ 2,231**	$1,827	$1,581
Attributable to items credited (charged) to equity and goodwill	**$ 864**	$ 276	$(782)

Future income taxes represent the tax effects of transactions, which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. Current and non-current future income tax benefits and payables within the same tax jurisdiction are generally offset for presentation in the Consolidated Balance Sheet.

The tax effects of net temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2011 and 2010 are as follows:

(Dollars in millions)	**2011**	2010
Future income tax benefits:		
Insurance and employee benefits	**$ 2,579**	$ 1,986
Other asset basis differences	**(569)**	(540)
Other liability basis differences	**1,046**	958
Tax loss carryforwards	**723**	729
Tax credit carryforwards	**1,247**	1,371
Valuation allowances	**(977)**	(911)
	$4,049	$3,593
Future income taxes payable:		
Fixed assets	**$ 667**	$ 647
Other items, net	**248**	190
	$ 915	$ 837

Valuation allowances have been established primarily for tax credit carryforwards, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts.

It is reasonably possible that over the course of 2012, the amount of valuation allowances may decrease within a range of $150 million to $200 million resulting from potential internal reorganizations that may occur in 2012. These internal reorganizations are separate from the creation of the UTC

Climate, Controls & Security and the UTC Propulsion & Aerospace Systems organizations as described above and are a component of our ongoing efforts to improve business efficiency.

The sources of income before income taxes are:

(Dollars in millions)	2011	2010	2009
United States	**$3,293**	$2,655	$2,584
Foreign	**4,312**	3,883	3,176
	$7,605	$6,538	$5,760

With few exceptions, U.S. income taxes have not been provided on undistributed earnings of international subsidiaries. It is not practicable to estimate the amount of tax that might be payable. Our intention is to reinvest these earnings permanently outside the U.S. or to repatriate the earnings only when it is tax effective to do so. Accordingly, we believe that U.S. tax on any earnings that might be repatriated would be substantially offset by U.S. foreign tax credits.

Differences between effective income tax rates and the statutory U.S. federal income tax rate are as follows:

	2011	2010	2009
Statutory U.S. federal income tax rate	**35.0 %**	35.0 %	35.0 %
Tax on international activities	**(4.3)%**	(7.6)%	(6.9)%
Tax audit settlements	**(0.8)%**	—	(0.7)%
Other	**(0.6)%**	0.5 %	—
Effective income tax rate	**29.3 %**	27.9 %	27.4 %

The 2011 effective tax rate increased as compared to 2010 due to the absence of the repatriation of high taxed dividends which had a net favorable impact in 2010. The 2011 effective tax rate reflects approximately $63 million of favorable income tax adjustments related to the settlement of two refund claims for years prior to 2004, as well as a favorable tax impact of $17 million related to a U.K. tax rate reduction enacted in 2011. These favorable tax adjustments are partially offset by non-deductible charges accrued in 2011.

The 2010 effective tax rate reflects a non-recurring tax expense reduction associated with management's decision to repatriate additional high tax dividends from the current year to the U.S. in 2010 as a result of U.S. tax legislation enacted at the time. This is partially offset by the non-deductibility of impairment charges, the adverse impact from the health care legislation related to the Medicare Part D program and other increases to our effective tax rate.

The 2009 effective tax rate reflects approximately $38 million of tax expense reductions relating to re-evaluation of our liabilities and contingencies based on global examination activity, including the IRS's completion of 2004 and 2005 examination fieldwork and our related protest filing. As a result of the global examination activity, we recognized approximately $18 million of associated pre-tax interest income adjustments during 2009.

At December 31, 2011, tax credit carryforwards, principally state and federal, and tax loss carryforwards, principally state and foreign, were as follows:

(Dollars in millions)	Tax Credit Carryforwards	Tax Loss Carryforwards
Expiration period:		
2012-2016	$ 22	$ 523
2017-2021	164	125
2022-2031	308	397
Indefinite	753	2,157
Total	$1,247	$3,202

At December 31, 2011, we had gross tax-effected unrecognized tax benefits of $946 million, all of which, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amounts of unrecognized tax benefits and interest expense related to unrecognized tax benefits for the years ended December 31, 2011, 2010, and 2009 is as follows:

(Dollars in millions)	2011	2010	2009
Balance at January 1	**$ 891**	$793	$ 773
Additions for tax positions related to the current year	**71**	115	90
Additions for tax positions of prior years	**71**	80	174
Reductions for tax positions of prior years	**(24)**	(81)	(20)
Settlements	**(63)**	(16)	(224)
Balance at December 31	**$946**	$ 891	$ 793
Gross interest expense related to unrecognized tax benefits	**$ 23**	$ 27	$ 21
Total accrued interest balance at December 31	**$ 165**	$144	$ 142

Included in the balance at December 31, 2009 was $57 million of tax positions whose tax characterization was highly certain but for which there was uncertainty about the timing of tax return inclusion. During 2010, the uncertainty was removed as a result of an accounting method change approved by the Internal Revenue Service (IRS).

During 2011, we reached final resolution with the IRS on two refund claims that had been pending with respect to pre-2004 tax years and refunds were received in accordance with the resolutions. A reduction in tax expense in the amount of $63 million and pretax interest income in the amount of $89 million was recognized during 2011 associated with the resolution of these claims.

Tax years 2004 - 2005 are currently before the Appeals Division of the IRS for resolution discussions regarding certain proposed tax adjustments with which we do not agree. Tax years 2006 - 2008 are currently under review by the Examination Division of the IRS. It is possible that both the 2004 - 2005 appeals activity as well as 2006 - 2008 examination activity may conclude before the end of the second quarter of 2012. The Company expects the IRS to commence their review of the 2009 and 2010 tax years in the first quarter of 2012.

We expect that certain adjustments proposed by the IRS in the course of its examination of tax years 2006 - 2008 and with which we do not agree will further proceed to the Appeals Division of the IRS for resolution discussions. Any discussions with the IRS Appeals Division related to the 2006 - 2008 tax years is likely to continue beyond 2012.

We conduct business globally and, as a result, UTC or one or more of our subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Belgium, Canada, China, France, Germany, Hong Kong, Italy, Japan, South Korea, Singapore, Spain, the United Kingdom and the United States. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 1998.

It is reasonably possible that a net reduction within a range of $160 million to $260 million of unrecognized tax benefits may occur over the course of 2012 as a result of additional worldwide uncertain tax positions, the revaluation of current uncertain tax positions arising from developments in examinations, in appeals, or in the courts, or the closure of tax statutes. Not included in the range is €198 million (approximately $258 million) of tax benefits that we have claimed related to a 1998 German reorganization. These tax benefits are currently being reviewed by the German Tax Office in the course of an audit of tax years 1999 to 2000. In 2008 the German Federal Tax Court denied benefits to another taxpayer in a case involving a German tax law relevant to our reorganization. The determination of the German Federal Tax Court on this other matter was appealed to the European Court of Justice (ECJ) to determine if the underlying German tax law is violative of European Union (EU) principles. On September 17, 2009 the ECJ issued an opinion in this case that is generally favorable to the other taxpayer and referred the case back to the German Federal Tax Court for further consideration of certain related issues. In May 2010, the German Federal Tax Court released its decision, in which it resolved certain tax issues that may be relevant to our audit and remanded the case to a lower court for further development. After consideration of the ECJ decision and the latest German Federal Tax Court decision, we continue to believe that it is more likely than not that the relevant German tax law is violative of EU principles and we have not accrued tax expense for this matter. As we continue to monitor developments related to this matter, it may become necessary for us to accrue tax expense and related interest.

As a result of expected tax examination activity and associated re-evaluation of tax related liabilities and contingencies, it is possible that we may recognize non-cash gains, principally tax, in the range of $225 million to $350 million within the first half of 2012.

NOTE 11: EMPLOYEE BENEFIT PLANS

We sponsor numerous domestic and foreign employee benefit plans, which are discussed below.

Employee Savings Plans. We sponsor various employee savings plans. Our contributions to employer sponsored defined contribution plans were $218 million, $200 million and $192 million for 2011, 2010 and 2009, respectively. Effective January 1, 2010, newly hired non-union domestic employees receive all of their retirement benefits through the defined contribution savings plan.

Our non-union domestic employee savings plan uses an Employee Stock Ownership Plan (ESOP) for employer contributions. External borrowings were used by the ESOP to fund a portion of its purchase of ESOP stock from us. The external borrowings have been extinguished and only re-amortized loans remain between the company and the ESOP Trust. As ESOP debt service payments are made, common stock is released from an unreleased shares account. ESOP debt may be prepaid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of plan benefit. We may also, at our option, contribute additional common stock or cash to the ESOP.

Shares of common stock are allocated to employees' ESOP accounts at fair value on the date earned. Cash dividends on common stock held by the ESOP are used for debt service payments. Participants receive additional shares in lieu of cash dividends. Common stock allocated to ESOP participants is included in the average number of common shares outstanding for both basic and diluted earnings per share. At December 31, 2011, 33.6 million common shares had been allocated to employees, leaving 18.8 million unallocated common shares in the ESOP Trust, with an approximate fair value of $1.4 billion.

Pension Plans. We sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover the majority of our employees. Our plans use a December 31 measurement date consistent with our fiscal year.

(Dollars in millions)	2011	2010
CHANGE IN BENEFIT OBLIGATION:		
Beginning balance	**$24,445**	$ 22,271
Service cost	**444**	396
Interest cost	**1,298**	1,287
Actuarial loss	**2,185**	1,625
Total benefits paid	**(1,233)**	(1,216)
Net settlement and curtailment loss (gain)	**1**	(37)
Plan amendments	**21**	121
Other	**6**	(2)
Ending balance	**$ 27,167**	$ 24,445
CHANGE IN PLAN ASSETS:		
Beginning balance	**$22,384**	$ 19,377
Actual return on plan assets	**1,320**	2,635
Employer contributions	**1,060**	1,621
Benefits paid from plan assets	**(1,233)**	(1,216)
Other	**11**	(33)
Ending balance	**$23,542**	$ 22,384
FUNDED STATUS:		
Fair value of plan assets	**$23,542**	$ 22,384
Benefit obligations	**(27,167)**	(24,445)
Funded status of plan	**$ (3,625)**	$ (2,061)
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET CONSIST OF:		
Noncurrent assets	**$ 552**	$ 637
Current liability	**(64)**	(58)
Noncurrent liability	**(4,113)**	(2,640)
Net amount recognized	**$ (3,625)**	$ (2,061)
AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE LOSS CONSIST OF:		
Net actuarial loss	**$ 9,436**	$ 7,223
Prior service credit	**(152)**	(184)
Transition obligation	**6**	6
Net amount recognized	**$ 9,290**	$ 7,045

The amounts included in "Other" in the preceding table reflect the impact of foreign exchange translation, primarily for plans in the U.K. and Canada.

Qualified domestic pension plan benefits comprise approximately 76% of the projected benefit obligation. Benefits for union employees are generally based on a stated amount for each year of service. For non-union employees, benefits are generally based on an employee's years of service and compensation near retirement. Effective January 1, 2015, this formula will change to the existing cash balance formula that was adopted in 2003 for newly hired non-union employees and for other non-union employees who made a one-time voluntary election to have future benefit accruals determined under this formula. This plan change resulted in a $623 million reduction in the projected benefit obligation as of December 31, 2009. Certain foreign plans, which comprise approximately 23% of the projected benefit obligation, are considered defined benefit plans for accounting purposes. Nonqualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.

We made $156 million of cash contributions and contributed $450 million in UTC common stock to our domestic defined benefit pension plans and made $395 million of cash contributions to our foreign defined benefit pension plans in 2011. In 2010, we made $1,001 million of cash contributions and contributed $250 million in UTC common stock to our domestic defined benefit pension plans and made $298 million of cash contributions to our foreign defined benefit pension plans.

Information for pension plans with accumulated benefit obligation in excess of plan assets:

(Dollars in millions)	2011	2010
Projected benefit obligation	**$24,091**	$ 21,556
Accumulated benefit obligation	**23,198**	20,562
Fair value of plan assets	**19,949**	18,885

The accumulated benefit obligation for all defined benefit pension plans was $26.0 billion and $23.2 billion at December 31, 2011 and 2010, respectively.

The components of the net periodic pension cost are as follows:

(Dollars in millions)	2011	2010	2009
Pension Benefits:			
Service cost	**$ 444**	$ 396	$ 429
Interest cost	**1,298**	1,287	1,285
Expected return on plan assets	**(1,834)**	(1,735)	(1,634)
Amortization of prior service (credits) costs	**(12)**	(18)	56
Amortization of unrecognized net transition obligation	**1**	1	1
Recognized actuarial net loss	**462**	285	226
Net settlement and curtailment loss	**16**	2	102
Net periodic pension cost—employer	**$ 375**	$ 218	$ 465

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2011 are as follows:

(Dollars in millions)	
Current year actuarial loss	**$2,700**
Amortization of actuarial loss	**(462)**
Current year prior service cost	**21**
Amortization of prior service credit	**12**
Amortization of transition obligation	**(1)**
Other	**(1)**
Total recognized in other comprehensive loss	**$2,269**
Net recognized in net periodic pension cost and other comprehensive loss	**$2,644**

The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2012 is as follows:

(Dollars in millions)	
Net actuarial loss	**$722**
Prior service credit	**(12)**
Transition obligation	**1**
	$ 711

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	BENEFIT OBLIGATION		NET COST		
	2011	2010	**2011**	2010	2009
Discount rate	**4.7%**	5.4%	**5.4%**	5.9%	6.1%
Salary scale	**4.3%**	4.4%	**4.4%**	4.4%	4.4%
Expected return on plan assets	**—**	—	**7.9%**	8.0%	8.2%

In determining the expected return on plan assets, we consider the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes, and economic and other indicators of future performance. In addition, we may consult with and consider the opinions of financial and other professionals in developing appropriate capital market assumptions. Return projections are also validated using a simulation model that incorporates yield curves, credit spreads and risk premiums to project long-term prospective returns.

The plan's investment management objectives include maintaining an adequate level of diversification, to reduce interest rate and market risk, and to provide adequate liquidity to meet immediate and future benefit payment requirements. The overall investment strategy targets a mix of 65% growth seeking assets and 35% income generating assets using a wide diversification of asset types, fund strategies and investment managers. The growth seeking allocation consists of global public equities in developed and emerging countries, private equity, real estate and balanced market risk strategies. Within public equities, 9% of the portfolio is an enhanced equity strategy that invests in publicly traded equity and fixed income securities, derivatives and foreign currency. Investments in private equity are primarily via limited partnership interests in buy-out strategies with smaller allocations in distressed debt funds. The real estate strategy is principally concentrated in directly held U.S. core investments with some smaller investments in international, value-added and opportunistic strategies. Within the income generating assets, the fixed income portfolio consists of a broadly diversified portfolio of corporate bonds, global government bonds and U.S. Treasury STRIPS. These investments are designed to hedge 40% of the interest rate sensitivity of the pension plan liabilities.

The fair values of pension plan assets at December 31, 2011 and 2010 by asset category are as follows:

(Dollars in millions)	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
ASSET CATEGORY:				
Public Equities				
Global Equities	$ 5,210	$ 4	$ —	**$ 5,214**
Global Equity Commingled Funds[a]	—	2,981	—	**2,981**
Enhanced Global Equities[b]	44	1,590	239	**1,873**
Private Equities[c]	—	—	1,159	**1,159**
Fixed Income Securities				
Governments	1,564	1,199	—	**2,763**
Corporate Bonds	—	5,167	110	**5,277**
Structured Products[d]	—	67	—	**67**
Real Estate[e]	—	16	1,364	**1,380**
Other[f]	—	1,869	—	**1,869**
Cash & Cash Equivalents[g]	—	359	—	**359**
Subtotal	$ 6,818	$13,252	$2,872	**22,942**
Other Assets & Liabilities[h]				**600**
TOTAL AT DECEMBER 31, 2011				**$23,542**
Public Equities				
Global Equities	$5,332	$ 7	$ 1	$ 5,340
Global Equity Commingled Funds[a]	—	3,200	—	3,200
Enhanced Global Equities[b]	57	1,662	245	1,964
Private Equities[c]	—	—	1,134	1,134
Fixed Income Securities				
Governments	691	1,149	—	1,840
Corporate Bonds	21	5,424	—	5,445
Structured Products[d]	—	76	—	76
Real Estate[e]	—	26	944	970
Other[f]	—	1,517	—	1,517
Cash & Cash Equivalents[g]	—	293	—	293
Subtotal	$ 6,101	$13,354	$2,324	21,779
Other Assets & Liabilities[h]				605
TOTAL AT DECEMBER 31, 2010				$22,384

(a) Represents commingled funds that invest primarily in common stocks.

(b) Represents enhanced equity separate account and commingled fund portfolios. A portion of the portfolio may include long-short market neutral and relative value strategies that invest in publicly traded, equity and fixed income securities, as well as derivatives of equity and fixed income securities and foreign currency.

(c) Represents limited partner investments with general partners that primarily invest in debt and equity.

(d) Represents mortgage and asset-backed securities.

(e) Represents investments in real estate including commingled funds and directly held properties.

(f) Represents insurance contracts and global balanced risk commingled funds consisting mainly of equity, bonds and some commodities.

(g) Represents short-term commercial paper, bonds and other cash or cash-like instruments.

(h) Represents trust receivables and payables that are not leveled.

Derivatives in the plan are primarily used to manage risk and gain asset class exposure while still maintaining liquidity. Derivative instruments mainly consist of equity futures, interest rate futures, interest rate swaps and currency forward contracts.

Our common stock represents approximately 4% and 3% of total plan assets at December 31, 2011 and 2010, respectively.

We review our assets at least quarterly to ensure we are within the targeted asset allocation ranges and, if necessary, asset balances are adjusted back within target allocations. We employ a broadly diversified investment manager structure that includes diversification by active and passive management, style, capitalization, country, sector, industry and number of investment managers.

The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed due to the following:

(Dollars in millions)	Global Equities	Enhanced Global Equities	Private Equities	Corporate Bonds	Real Estate	Total
Balance, December 31, 2009	$—	$ 11	$1,045	$ —	$ 715	$ 1,771
Realized gains (losses)	—	—	157	—	(6)	151
Unrealized gains relating to instruments still held in the reporting period	—	9	51	—	63	123
Purchases, sales, and settlements, net	1	225	(119)	—	150	257
Transfers in, net	—	—	—	—	22	22
Balance, December 31, 2010	1	245	1,134	—	944	2,324
Realized (losses) gains	**—**	**(1)**	**108**	**—**	**(6)**	**101**
Unrealized (losses) gains relating to instruments still held in the reporting period	**—**	**(1)**	**17**	**6**	**137**	**159**
Purchases, sales, and settlements, net	**(1)**	**(4)**	**(100)**	**104**	**289**	**288**
BALANCE, DECEMBER 31, 2011	**$—**	**$239**	**$1,159**	**$ 110**	**$1,364**	**$2,872**

Quoted market prices are used to value investments when available. Investments in securities traded on exchanges, including listed futures and options, are valued at the last reported sale prices on the last business day of the year or, if not available, the last reported bid prices. Fixed income securities are primarily measured using a market approach pricing methodology, where observable prices are obtained by market transactions involving identical or comparable securities of issuers with similar credit ratings. Mortgages have been valued on the basis of their future principal and interest payments discounted at prevailing interest rates for similar investments. Investment contracts are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations. Real estate investments are valued on a quarterly basis using discounted cash flow models which consider long-term lease estimates, future rental receipts and estimated residual values. Valuation estimates are supplemented by third-party appraisals on an annual basis.

Private equity limited partnerships are valued quarterly using discounted cash flows, earnings multiples and market multiples. Valuation adjustments reflect changes in operating results, financial condition, or prospects of the applicable portfolio company. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources or, if not available, from other sources considered reliable, generally broker quotes. Temporary cash investments are stated at cost, which approximates fair value.

ESTIMATED FUTURE CONTRIBUTIONS AND BENEFIT PAYMENTS

We expect to make contributions of approximately $100 million to our foreign defined benefit pension plans in 2012. Although we are not required to make contributions to our domestic defined benefit pension plans through the end of 2012, we may elect to make discretionary contributions in 2012. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $1,356 million in 2012, $1,378 million in 2013, $1,433 million in 2014, $1,493 million in 2015, $1,556 million in 2016, and $8,788 million from 2017 through 2021.

Postretirement Benefit Plans. We sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans, which comprise approximately 84% of the benefit obligation. The postretirement plans are primarily unfunded. Assets in funded plans are primarily invested in cash and cash equivalents.

(Dollars in millions)	2011	2010
CHANGE IN BENEFIT OBLIGATION:		
Beginning balance	**$ 832**	$ 876
Service cost	**3**	2
Interest cost	**39**	46
Actuarial gain	**(7)**	(29)
Total benefits paid	**(104)**	(105)
Other	**21**	42
Ending balance	**$ 784**	$ 832
CHANGE IN PLAN ASSETS:		
Beginning balance	**$ 10**	$ 11
Actual return on plan assets	**2**	(1)
Employer contributions	**76**	76
Benefits paid from plan assets	**(104)**	(105)
Other	**16**	29
Ending balance	**$ —**	$ 10
FUNDED STATUS:		
Fair value of plan assets	**$ —**	$ 10
Benefit obligations	**(784)**	(832)
Funded status of plan	**$(784)**	$(822)
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET CONSIST OF:		
Current liability	**$ (74)**	$ (66)
Noncurrent liability	**(710)**	(756)
Net amount recognized	**$(784)**	$(822)
AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE LOSS CONSIST OF:		
Net actuarial gain	**$ (120)**	$ (130)
Prior service cost	**2**	1
Net amount recognized	**$ (118)**	$ (129)

The components of net periodic benefit cost are as follows:

(Dollars in millions)	2011	2010	2009
Other Postretirement Benefits:			
Service cost	**$ 3**	$ 2	$ 2
Interest cost	**39**	46	50
Expected return on plan assets	**(1)**	(1)	(1)
Amortization of prior service credit	**(2)**	(2)	(2)
Recognized actuarial net gain	**(8)**	(1)	(3)
Net settlement and curtailment gain	**(8)**	—	—
Net periodic other postretirement benefit cost	**$23**	$44	$46

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2011 are as follows:

(Dollars in millions)	
Current year actuarial gain	**$ (8)**
Amortization of prior service credit	**2**
Amortization of actuarial net gain	**8**
Net settlements and curtailments	**10**
Total recognized in other comprehensive loss	**$ 12**
Net recognized in net periodic other postretirement benefit cost and other comprehensive loss	**$35**

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2012 include actuarial net gains of $6 million.

Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	BENEFIT OBLIGATION		NET COST		
	2011	2010	2011	2010	2009
Discount rate	**4.3%**	4.9%	**4.9%**	5.5%	6.0%
Expected return on plan assets	**—**	—	**5.0%**	5.0%	5.8%

Assumed health care cost trend rates are as follows:

	2011	2010
Health care cost trend rate assumed for next year	**8.5%**	9.0%
Rate that the cost trend rate gradually declines to	**5.0%**	5.0%
Year that the rate reaches the rate it is assumed to remain at	**2019**	2019

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2011 One-Percentage-Point	
(Dollars in millions)	Increase	Decrease
Effect on total service and interest cost	$ 2	$ (2)
Effect on postretirement benefit obligation	47	(40)

ESTIMATED FUTURE BENEFIT PAYMENTS

Benefit payments, including net amounts to be paid from corporate assets and reflecting expected future service, as appropriate, are expected to be paid as follows: $79 million in 2012, $74 million in 2013, $72 million in 2014, $69 million in 2015, $63 million in 2016, and $265 million from 2017 through 2021.

Multiemployer Benefit Plans. We contribute to various domestic and foreign multiemployer defined benefit pension plans. The risks of participating in these multiemployer plans are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. Lastly, if we choose to stop participating in some of our multiemployer plans, we may be required to pay those plans a withdrawal liability based on the underfunded status of the plan.

Our participation in these plans for the annual periods ended December 31 is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2011 and 2010 is for the plan's year-end at June 30, 2010, and June 30, 2009, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. Our significant plan is in the green zone which represents at least 80 percent funded and does not require a financial improvement plan (FIP) or a rehabilitation plan (RP).

(Dollars in millions)		PENSION PROTECTION ACT ZONE STATUS		FIP/RP STATUS	CONTRIBUTIONS				
Pension Fund	EIN/Pension Plan Number	2011	2010	Pending/ Implemented	2011	2010	2009	Surcharge Imposed	Expiration Date of Collective-Bargaining Agreement
National Elevator Industry Plan	23-2694291	**Green**	Green	No	**$56**	$55	$60	No	July 8, 2012
Other funds					**38**	35	37		
					$94	$90	$97		

For the plan years ended June 30, 2010 and 2009, respectively, we were listed in the National Elevator Industry Plan's Forms 5500 as providing more than 5% of the total contributions for the plan. At the date these financial statements were issued, Forms 5500 were not available for the plan year ending June 30, 2011.

In addition, we participate in several multiemployer arrangements that provide postretirement benefits other than pensions, with the National Elevator Industry Plan being the most significant. These arrangements generally provide medical and life benefits for eligible active employees and retirees and their dependents. Contributions to multiemployer plans that provide postretirement benefits other than pensions were $10 million, $10 million and $11 million for 2011, 2010 and 2009, respectively.

Stock-based Compensation. We have long-term incentive plans authorizing various types of market and performance based incentive awards that may be granted to officers and employees. Our Long Term Incentive Plan (LTIP) was initially approved on April 13, 2005 and amended in 2011 to increase the maximum number of shares available for award under the LTIP to 119 million shares. Following initial approval of the LTIP, we may not grant any new awards under previously existing equity compensation plans. As of December 31, 2011, approximately 56 million shares remain available for awards under the LTIP. The LTIP does not contain an annual award limit. We expect that the shares awarded on an annual basis will range from 1% to 1.5% of shares outstanding. The LTIP will expire after all shares have been awarded or April 30, 2017, whichever is sooner.

Under all long-term incentive plans, the exercise price of awards is set on the grant date and may not be less than the fair market value per share on that date. Generally, stock appreciation rights and stock options have a term of ten years and a minimum three-year vesting period. In the event of retirement, awards held for more than one year shall immediately become vested and exercisable. In addition, under the LTIP, awards with performance-based vesting generally have a minimum three-year vesting period and vest based on performance against pre-established metrics. In the event of retirement, awards held more than one year remain eligible to vest. We have historically repurchased shares of our common stock in an amount at least equal to the number of shares issued under our equity compensation arrangements and will continue to evaluate this policy in conjunction with our overall share repurchase program.

We measure the cost of all share-based payments, including stock options, at fair value on the grant date and recognize this cost in the statement of operations. For the years ended December 31, 2011, 2010 and 2009, $229 million, $154 million and $153 million, respectively, of compensation cost was recognized in operating results. The associated future income tax benefit recognized was $75 million, $47 million and $49 million for the years ended December 31, 2011, 2010 and 2009, respectively.

For the years ended December 31, 2011, 2010 and 2009, the amount of cash received from the exercise of stock options was $226 million, $386 million and $342 million, respectively, with an associated tax benefit realized of $101 million, $139 million and $95 million, respectively. In addition, for the years ended December 31, 2011, 2010 and 2009, the associated tax benefit realized from the vesting of performance share units was $19 million, $20 million and $33 million, respectively. Also, in accordance with the Compensation – Stock Compensation Topic of the FASB ASC, for the years ended December 31, 2011, 2010 and 2009, $81 million, $94 million and $50 million, respectively, of certain tax benefits have been reported as operating cash outflows with corresponding cash inflows from financing activities.

At December 31, 2011, there was $152 million of total unrecognized compensation cost related to non-vested equity awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 1.9 years.

A summary of the transactions under all long-term incentive plans for the year ended December 31, 2011 follows:

	STOCK OPTIONS		STOCK APPRECIATION RIGHTS		PERFORMANCE SHARE UNITS		Other Incentive
(shares and units in thousands)	Shares	Average Price*	Shares	Average Price*	Units	Average Price**	Shares / Units
Outstanding at:							
December 31, 2010	27,337	$44.82	31,220	$ 64.72	3,024	$65.96	807
Granted	**320**	**78.99**	**4,916**	**79.09**	**946**	**78.99**	**455**
Exercised/Earned	**(6,551)**	**37.36**	**(1,249)**	**64.96**	**(746)**	**75.21**	**(116)**
Cancelled	**(77)**	**53.78**	**(849)**	**68.30**	**(262)**	**71.40**	**(37)**
DECEMBER 31, 2011	**21,029**	**$47.63**	**34,038**	**$66.70**	**2,962**	**$ 67.31**	**1,109**

* weighted-average exercise price

** weighted-average grant stock price

The weighted-average grant date fair value of stock options and stock appreciation rights granted during 2011, 2010 and 2009 was $20.26, $17.86 and $16.01, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, granted during 2011, 2010, and 2009 was $87.65, $78.73 and $61.56, respectively. The total fair value of awards vested during the years ended December 31, 2011, 2010 and 2009 was $170 million, $172 million and $235 million, respectively.

The total intrinsic value (which is the amount by which the stock price exceeded the exercise price on the date of exercise) of stock options and stock appreciation rights exercised during the years ended December 31, 2011, 2010 and 2009 was $336 million, $446 million and $296 million, respectively. The total intrinsic value (which is the stock price at vesting) of performance share units vested was $59 million, $62 million and $100 million during the years ended December 31, 2011, 2010 and 2009, respectively.

The following table summarizes information about equity awards outstanding that are vested and expected to vest and equity awards outstanding that are exercisable at December 31, 2011:

	EQUITY AWARDS VESTED AND EXPECTED TO VEST				EQUITY AWARDS THAT ARE EXERCISABLE			
(shares in thousands, aggregate intrinsic value in millions)	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**
Stock Options/Stock Appreciation Rights	54,779	$59.01	$ 771	5.0	37,362	$55.03	$675	3.6
Performance Share Units/Restricted Stock	3,065	—	224	1.3				

* weighted-average exercise price per share

** weighted-average contractual remaining term in years

The fair value of each option award is estimated on the date of grant using a binomial lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2011, 2010 and 2009. Because lattice-based option models incorporate ranges of assumptions for inputs, those ranges are as follows:

	2011	2010	2009
Expected volatility	**26% - 32%**	24% - 28%	30% - 42%
Weighted-average volatility	**26%**	25%	30%
Expected term (in years)	**7.5 - 8.0**	7.4 - 7.9	7.4 - 7.9
Expected dividends	**2.4%**	2.7%	2.1%
Risk-free rate	**0.1% - 3.5%**	0.1% - 4.0%	0% - 2.5%

Expected volatilities are based on the returns of our stock, including implied volatilities from traded options on our stock for the binomial lattice model. We use historical data to estimate equity award exercise and employee termination behavior within the valuation model. Separate employee groups and equity award characteristics are considered separately for valuation purposes. The expected term represents an estimate of the period of time equity awards are expected to remain outstanding. The risk-free rate is based on the term structure of interest rates at the time of equity award grant.

NOTE 12: RESTRUCTURING COSTS

During 2011, we recorded net pre-tax restructuring costs totaling $336 million for new and ongoing restructuring actions. We recorded charges in the segments as follows:

(Dollars in millions)	
Otis	$ 73
Carrier	46
UTC Fire & Security	80
Pratt & Whitney	67
Hamilton Sundstrand	16
Sikorsky	53
Eliminations and other	1
Total	$336

The net costs consist of $180 million recorded in cost of sales, $154 million in selling, general and administrative expenses and $2 million in other income, net. As described below, these charges primarily relate to actions initiated during 2011 and 2010.

2011 Actions. During 2011, we initiated restructuring actions relating to ongoing cost reduction efforts, including workforce reductions and consolidation of field operations. We recorded net pre-tax restructuring costs totaling $286 million for restructuring actions initiated in 2011, consisting of $136 million in cost of sales, $147 million in selling, general and administrative expenses and $3 million in other income, net.

We expect the actions that were initiated in 2011 to result in net workforce reductions of approximately 5,000 hourly and salaried employees, the exiting of approximately 2 million net square feet of facilities and the disposal of assets associated with exited facilities. As of December 31, 2011, we have completed, with respect to the actions initiated in 2011, net workforce reductions of approximately 2,200 employees and 50,000 net square feet of facilities have been exited. We are targeting to complete in 2012 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2011. No specific plans for significant other actions have been finalized at this time.

The following table summarizes the accrual balances and utilization by cost type for the 2011 restructuring actions:

(Dollars in millions)	Severance	Asset Write-Downs	Facility Exit, Lease Termination and Other Costs	Total
Net pre-tax restructuring charges	$259	$ 4	$ 23	$ 286
Utilization and foreign exchange	(115)	(4)	(13)	(132)
BALANCE AT DECEMBER 31, 2011	**$144**	**$—**	**$ 10**	**$ 154**

The following table summarizes expected, incurred and remaining costs for the 2011 restructuring actions by type:

(Dollars in millions)	Severance	Asset Write-Downs	Facility Exit, Lease Termination and Other Costs	Total
Expected costs	$ 290	$ 4	$ 74	$ 368
Costs incurred during 2011	(259)	(4)	(23)	(286)
REMAINING COSTS AT DECEMBER 31, 2011	**$ 31**	**$—**	**$ 51**	**$ 82**

The following table summarizes expected, incurred and remaining costs for the 2011 restructuring actions by segment:

(Dollars in millions)	Expected Costs	**Costs Incurred During 2011**	**Remaining Costs at December 31, 2011**
Otis	$100	**$ (76)**	**$24**
Carrier	47	**(31)**	**16**
UTC Fire & Security	68	**(62)**	**6**
Pratt & Whitney	65	**(52)**	**13**
Hamilton Sundstrand	14	**(13)**	**1**
Sikorsky	73	**(51)**	**22**
Eliminations and other	1	**(1)**	**—**
Total	$368	**$(286)**	**$82**

2010 Actions. During 2011, we recorded net pre-tax restructuring costs totaling $55 million for restructuring actions initiated in 2010, consisting of $36 million in cost of sales and $19 million in selling, general and administrative expenses. The 2010 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of field operations.

As of December 31, 2011, we have completed net workforce reductions of approximately 4,000 employees of an expected 5,000, and have exited 2.5 million net square feet of facilities of an expected 3.9 million net square feet. The remaining workforce and facility reduction actions are targeted for completion during 2012.

The following table summarizes the restructuring accrual balances and utilization by cost type for the 2010 programs:

(Dollars in millions)	Severance	Asset Write-Downs	Facility Exit, Lease Termination and Other Costs	Total
Restructuring accruals at January 1, 2011	$203	$ —	$ 24	$227
Net pre-tax restructuring charges	9	11	35	55
Utilization and foreign exchange	(156)	(11)	(44)	(211)
BALANCE AT DECEMBER 31, 2011	**$ 56**	**$—**	**$ 15**	**$ 71**

The following table summarizes expected, incurred and remaining costs for the 2010 programs by type:

(Dollars in millions)	Severance	Asset Write-Downs	Facility Exit, Lease Termination and Other Costs	Total
Expected costs	$ 319	$30	$ 98	$447
Costs incurred during 2010	(301)	(19)	(51)	(371)
Costs incurred during 2011	(9)	(11)	(35)	(55)
REMAINING COSTS AT DECEMBER 31, 2011	**$ 9**	**$ —**	**$ 12**	**$ 21**

The following table summarizes expected, incurred and remaining costs for the 2010 programs by segment:

(Dollars in millions)	Expected Costs	Costs Incurred During 2010	**Costs Incurred During 2011**	**Remaining Costs at December 31, 2011**
Otis	$ 87	$ (87)	**$ —**	**$—**
Carrier	98	(74)	**(19)**	**5**
UTC Fire & Security	94	(64)	**(23)**	**7**
Pratt & Whitney	93	(84)	**(8)**	**1**
Hamilton Sundstrand	40	(29)	**(3)**	**8**
Sikorsky	17	(15)	**(2)**	**—**
Eliminations and other	18	(18)	**—**	**—**
Total	$447	$(371)	**$(55)**	**$21**

NOTE 13: FINANCIAL INSTRUMENTS

We enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments under the Derivatives and Hedging Topic of the FASB ASC and those utilized as economic hedges. We operate internationally and, in the normal course of business, are exposed to fluctuations in interest rates, foreign exchange rates and commodity prices. These fluctuations can increase the costs of financing, investing and operating the business. We have used derivative instruments, including swaps, forward contracts and options to manage certain foreign currency, interest rate and commodity price exposures.

By their nature, all financial instruments involve market and credit risks. We enter into derivative and other financial instruments with major investment grade financial institutions and have policies to monitor the credit risk of those counterparties. We limit counterparty exposure and concentration of risk by diversifying counterparties. While there can be no assurance, we do not anticipate any material non-performance by any of these counterparties.

Foreign Currency Forward Contracts. We manage our foreign currency transaction risks to acceptable limits through the use of derivatives that hedge forecasted cash flows associated with foreign currency transaction exposures which are accounted for as cash flow hedges, as deemed appropriate. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, and otherwise meet the hedge accounting criteria of the Derivatives and Hedging Topic of the FASB ASC, changes in the derivatives' fair values are not included in current earnings but are included in Accumulated other comprehensive loss. These changes in fair value will subsequently be reclassified into earnings as a component of product sales or expenses, as applicable, when the forecasted transaction occurs. To the extent that a previously designated hedging transaction is no longer an effective hedge, any ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs.

To the extent the hedge accounting criteria are not met, the foreign currency forward contracts are utilized as economic hedges and changes in the fair value of these contracts are recorded currently in earnings in the period in which they occur. These include hedges that are used to reduce exchange rate risks arising from the change in fair value of certain foreign currency denominated assets and liabilities (e.g. payables, receivables) and other economic hedges where the hedge accounting criteria were not met.

The four quarter rolling average of the notional amount of foreign exchange contracts hedging foreign currency transactions was $10.4 billion and $8.5 billion at December 31, 2011 and 2010, respectively.

Additional information pertaining to foreign exchange and hedging activities is included in Note 1 to the Consolidated Financial Statements.

Commodity Forward Contracts. We enter into commodity forward contracts to reduce the risk of fluctuations in the price we pay for certain commodities (for example, nickel) which are used directly in the production of our products, or are components of the products we procure to use in the production of our products. These hedges are economic hedges and the changes in fair value of these contracts are recorded currently in earnings in the period in which they occur. The fair value and outstanding notional amount of contracts hedging commodity exposures were insignificant at December 31, 2011 and 2010, respectively.

The following table summarizes the fair value of derivative instruments as of December 31:

(Dollars in millions)	Balance Sheet Asset Location	2011	2010
Derivatives designated as hedging instruments:			
Foreign Exchange Contracts	Other assets, current	**$ 69**	$ 73
Foreign Exchange Contracts	Other assets	**3**	24
		72	97
Derivatives not designated as hedging instruments:			
Foreign Exchange Contracts	Other assets, current	**40**	31
Foreign Exchange Contracts	Other assets	**2**	5
		42	36
Total Asset Derivative Contracts		**$ 114**	$133
	Balance Sheet Liability Location		
Derivatives designated as hedging instruments:			
Foreign Exchange Contracts	Accrued liabilities	**$ 81**	$ 16
Foreign Exchange Contracts	Other long-term liabilities	**43**	1
		124	17
Derivatives not designated as hedging instruments:			
Foreign Exchange Contracts	Accrued liabilities	**40**	33
Foreign Exchange Contracts	Other long-term liabilities	**1**	3
		41	36
Total Liability Derivative Contracts		**$165**	$ 53

The impact from foreign exchange derivative instruments that qualified as cash flow hedges for the period was as follows:

	December 31,	
(Dollars in millions)	2011	2010
(Loss) gain recorded in Accumulated other comprehensive loss	**$(46)**	$ 72
Gain reclassified from Accumulated other comprehensive loss into Product sales (effective portion)	**96**	119

Assuming current market conditions continue, a $31 million pre-tax loss is expected to be reclassified from Accumulated other comprehensive loss into Product sales to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months. At December 31, 2011, all derivative contracts accounted for as cash flow hedges mature by February 2014.

The effect on the Consolidated Statement of Operations from foreign exchange contracts not designated as hedging instruments was as follows:

	December 31,	
(Dollars in millions)	2011	2010
(Loss) gain recognized in Other income, net	**$(39)**	$153

Fair Value Disclosure. The Fair Value Measurements and Disclosure Topic of the FASB ASC defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Topic indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, and also defines fair value based upon an exit price model.

During 2011, we recorded other-than-temporary impairment charges of $66 million on an equity investment. The impairment charge recorded on our investment was determined by comparing the carrying value of our investment to the closing market value of the shares on the dates the investment was deemed to be impaired.

During 2010, we had certain non-recurring measurements resulting in impairment charges as well as a gain on the re-measurement to fair value of a previously held equity interest. As previously disclosed, during 2010, we recorded approximately $86 million of asset impairment charges associated with disposition activity within both Carrier and Hamilton Sundstrand and also recorded an other-than-temporary impairment charge of $159 million on our equity investment in Clipper, which had a previous carrying value of approximately $248 million. The impairment charge recorded on our investment in Clipper was determined by comparing the carrying value of our investment to the closing market value of the shares on September 30, 2010. In December 2010, as a result of the acquisition of a controlling interest and all of the remaining shares of Clipper, we recorded a $21 million gain from the re-measurement to fair value of our previously held equity interest. Refer to Note 2 to the Consolidated Financial Statements for further discussion.

Valuation Hierarchy. The Fair Value Measurements and Disclosure Topic of the FASB ASC establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from or corroborated by observable market data through correlation. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2011 and 2010:

(Dollars in millions)	**Total Carrying Value at December 31, 2011**	Quoted price in active markets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Available-for-sale securities	**$ 926**	$926	$ —	$—
Derivative assets	**114**	—	114	—
Derivative liabilities	**(165)**	—	(165)	—

(Dollars in millions)	Total Carrying Value at December 31, 2010	Quoted price in active markets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Available-for-sale securities	$829	$829	$ —	$—
Derivative assets	133	—	133	—
Derivative liabilities	(53)	—	(53)	—

Valuation Techniques. Our available-for-sale securities include equity investments that are traded in active markets, either domestically or internationally. They are measured at fair value using closing stock prices from active markets and are classified within Level 1 of the valuation hierarchy. Our derivative assets and liabilities include foreign exchange contracts and commodity derivatives that are measured at fair value using internal models based on observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties' credit risks. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the valuation hierarchy. Based on our continued ability to trade securities and enter into forward contracts, we consider the markets for our fair value instruments to be active. As of December 31, 2011, there were no significant transfers in and out of Level 1 and Level 2.

As of December 31, 2011, there has not been any significant impact to the fair value of our derivative liabilities due to our own credit risk. Similarly, there has not been any significant adverse impact to our derivative assets based on our evaluation of our counterparties' credit risks.

The following table provides carrying amounts and fair values of financial instruments that are not carried at fair value at December 31, 2011 and 2010:

	2011		2010	
(Dollars in millions)	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Long-term receivables	**$ 283**	**$ 276**	$ 300	$ 276
Customer financing notes receivable	**309**	**297**	376	346
Long-term debt (excluding capitalized leases)	**(9,575)**	**(11,639)**	(10,117)	(11,500)

The above fair values were computed based on comparable transactions, quoted market prices, discounted future cash flows or an estimate of the amount to be received or paid to terminate or settle the agreement, as applicable. Differences from carrying amounts are attributable to interest and or credit rate changes subsequent to when the transaction occurred. The fair values of Cash and cash equivalents, Accounts receivable, net, Short-term borrowings, and Accounts payable approximate the carrying amounts due to the short-term maturities of these instruments.

We had outstanding commercial aerospace financing and other contractual commitments totaling approximately $2,270 million and $2,032 million at December 31, 2011 and 2010, respectively. Risks associated with changes in interest rates on these commitments are mitigated by the fact that interest rates are variable during the commitment term, and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4 to the Consolidated Financial Statements.

NOTE 14: CREDIT QUALITY OF LONG-TERM RECEIVABLES

In July 2010, the FASB issued ASU No. 2010-20, "Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." This ASU is intended to enhance a financial statement user's ability to evaluate the entity's credit risk exposures and adequacy of its allowance for credit losses by requiring additional disclosure about the nature of credit risk inherent in the portfolio of receivables, factors and methodologies used in estimating the allowance for credit losses and activity that occurs during a period for both financing receivables and allowance for credit losses. The scope of this ASU is limited to financing receivables, as defined by the ASU, and excludes short-term trade accounts receivable and receivables measured at fair value or lower of cost or fair value. We adopted the disclosures under this ASU for the reporting period ended December 31, 2010, with the exception of disclosures about activity that occurs during a reporting period, which became effective for interim and annual periods beginning on or after December 15, 2010. We adopted the interim disclosures required under this ASU during the quarter ended March 31, 2011.

A long-term or financing receivable represents a contractual right to receive money on demand or on fixed and determinable dates, including trade receivable balances with maturity dates greater than one year. Our long-term and financing receivables primarily represent balances related to the aerospace businesses such as long-term trade accounts receivable, leases, and notes receivable. We also have other long-term receivables in our commercial businesses; however, both the individual and aggregate amounts are not significant.

Our classes within aerospace long-term receivables are comprised of long-term trade accounts receivable and notes and leases receivable. Long-term trade accounts receivable represent amounts arising from the sale of goods and services with a contractual maturity date of greater than one year and are recognized as "Other assets" in our Consolidated Balance Sheet. Notes and leases receivable represent notes and lease receivables other than receivables related to operating leases, and are recognized as "Customer financing assets" in our Consolidated Balance Sheet. The following table summarizes the balance by class of aerospace long-term receivables as of December 31, 2011 and 2010:

(Dollars in millions)	**December 31, 2011**	December 31, 2010
Long-term trade accounts receivable	**$204**	$198
Notes and leases receivable	**365**	416
Total long-term receivables	**$569**	$614

Economic conditions and air travel influence the operating environment for most airlines, and the financial performance of our aerospace businesses is directly tied to the economic conditions of the commercial aerospace and defense industries. Additionally, the value of the collateral is also closely tied to commercial airline performance and may be subject to exposure of reduced valuation as a result of market declines. We determine a receivable is impaired when, based on current information and events, it is probable that we will be unable to collect amounts due according to the contractual terms of the receivable agreement. Factors considered in assessing collectability and risk include, but are not limited to, examination of credit quality indicators and other evaluation measures, underlying value of any collateral or security interests, significant past due balances, historical losses, and existing economic conditions.

Long-term receivables can be considered delinquent if payment has not been received in accordance with the underlying agreement. If determined delinquent, long-term trade accounts receivable and notes and leases receivable balances accruing interest may be placed on nonaccrual status. We record potential losses related to long-term receivables when identified. The reserve for credit losses on these receivables relates to specifically identified receivables that are evaluated individually for impairment. For notes and leases receivable we determine a specific reserve for exposure based on the difference between the carrying value of the receivable and the estimated fair value of the related collateral in connection with the evaluation of credit risk and collectability. For long-term trade accounts receivable we evaluate credit risk and collectability individually to determine if an allowance is necessary. Uncollectible long-term receivables are written-off when collection of the indebtedness has been pursued for a reasonable period of time without collection; the customer is no longer in operation; or judgment has been levied, but the underlying assets are not adequate to satisfy the indebtedness. At both December 31, 2011 and 2010, we do not have any significant balances that are considered to be delinquent, on non-accrual status, past due 90 days or more, or considered to be impaired.

The following table provides the balance of aerospace long-term receivables at December 31, 2011 and 2010 and summarizes the associated reserve for estimated credit losses and exposures at December 31, 2011 and 2010, and the changes in the reserve for the year ended December 31, 2011:

(Dollars in millions)	
Beginning balance of the reserve for credit losses and exposure as of January 1, 2011	**$ 42**
Provision	**25**
Charge-offs	**—**
Recoveries	**(9)**
Other	**12**
Ending balance of the reserve for credit losses and exposure: individually evaluated for impairment as of December 31, 2011	**$ 70**
Ending balance of long-term receivables: individually evaluated for impairment as of December 31, 2011	**$569**
Ending balance of the reserve for credit losses and exposure: individually evaluated for impairment as of December 31, 2010	$ 42
Ending balance of long-term receivables: individually evaluated for impairment as of December 31, 2010	$ 614

We determine credit ratings for each customer in the portfolio based upon public information and information obtained directly from our customers. We conduct a review of customer credit ratings, published historical credit default rates for different rating categories, and multiple third party aircraft value publications as a basis to validate the reasonableness of the allowance for losses on these balances quarterly or when events and circumstances warrant. The credit ratings listed below range from "A" which indicates an extremely strong capacity to meet financial obligations and the receivable is either collateralized or uncollateralized, to "D" which indicates that payment is in default and the receivable is uncollateralized. There can be no assurance that actual results will not differ from estimates or that consideration of these factors in the future will not result in an increase or decrease to the allowance for credit losses on long-term receivables.

The following table summarizes the credit risk profile by creditworthiness category for aerospace long-term receivable balances at December 31, 2011 and 2010:

(Dollars in millions)	**December 31, 2011** Long-term trade accounts receivable	**Notes and leases receivable**	December 31, 2010 Long-term trade accounts receivable	Notes and leases receivable
A—(low risk, collateralized / uncollateralized)	**$ 201**	**$ —**	$193	$ —
B—(moderate risk, collateralized / uncollateralized)	**3**	**295**	5	336
C—(high risk, collateralized / uncollateralized)	**—**	**70**	—	80
D—(in default, uncollateralized)	**—**	**—**	—	—
Total	**$204**	**$365**	$198	$ 416

NOTE 15: GUARANTEES

We extend a variety of financial guarantees to third parties. As of December 31, 2011 and 2010 the following financial guarantees were outstanding:

(Dollars in millions)	**2011** Maximum Potential Payment	**Carrying Amount of Liability**	2010 Maximum Potential Payment	Carrying Amount of Liability
IAE's financing arrangements* (See Note 4)	**$989**	**$20**	$992	$12
Commercial aerospace financing arrangements (See Note 4)	**323**	**30**	336	12
Credit facilities and debt obligations—unconsolidated subsidiaries (expire 2012 to 2034)	**239**	**3**	225	3
Performance guarantees	**33**	**—**	40	—
Commercial customer financing arrangements	**—**	**—**	191	1

* Represents IAE's gross obligation; at December 31, 2011 and 2010 our proportionate share of IAE's obligations was 33%.

We also have obligations arising from sales of certain businesses and assets, including from representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $138 million and $139 million at December 31, 2011 and 2010, respectively. For additional information regarding the environmental indemnifications, see Note 17 to the Consolidated Financial Statements.

We accrue for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued. In accordance with the Guarantees Topic of FASB ASC, we record a liability for the fair value of such guarantees in the balance sheet.

We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond our normal service and warranty policies on some of our products, particularly commercial aircraft engines. In addition, we incur discretionary costs to service our products in connection with specific product performance issues. Liabilities for performance and operating cost guarantees are based upon future product performance and durability, and are largely estimated based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2011 and 2010 are as follows:

(Dollars in millions)	**2011**	2010
Balance as of January 1	**$ 1,136**	$1,072
Warranties and performance guarantees issued	**475**	440
Settlements made	**(440)**	(379)
Other	**297**	3
Balance as of December 31	**$1,468**	$ 1,136

For 2011, the increase reflected within "Other" in the above table primarily related to the finalization of purchase accounting associated with the December 2010 acquisition of Clipper.

NOTE 16: COLLABORATIVE ARRANGEMENTS

In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into certain collaboration arrangements in which sales, costs and risks are shared. Sales generated from engine programs, spare parts, and aftermarket business under collaboration arrangements are recorded as earned in our financial statements. Amounts attributable to our collaborative partners for their share of sales are recorded as an expense in our financial statements based upon the terms and nature of the arrangement. Costs associated with engine programs under collaborative arrangements are expensed as incurred. Under these arrangements, collaborators contribute their program share of engine parts, incur their own production costs and make certain payments to Pratt & Whitney for shared or joint program costs. The reimbursement of the collaborators' share of program costs is recorded as a reduction of the related expense item at that time. As of December 31, 2011, the collaborators' interests in all commercial engine programs ranged from 12% to 48%, inclusive of a portion of Pratt & Whitney's interests held by other participants. Pratt & Whitney is the principal participant in all existing collaborative arrangements. There are no individually significant collaborative arrangements and none of the partners exceed a 31% share in an individual program.

In September 2011, Pratt & Whitney announced a new collaboration with JAEC and MTU to provide the PurePower PW1100G-JM engine for the Airbus A320neo program. Under the collaboration agreement, MTU will hold an 18% share and be responsible for the engine's low pressure turbine and participate jointly with Pratt & Whitney to provide the high pressure compressor for the engine. JAEC will hold a 23% share and be responsible for the engine fan, low pressure compressor and combustor/diffuser. Pratt & Whitney will hold the remaining shares and will be responsible for the remainder of the PurePower PW1100G-JM engine and systems integration.

On October 12, 2011, Pratt & Whitney and Rolls-Royce announced an agreement to restructure their interests in IAE and to form a new joint venture to develop engines to power the next generation of 120 to 230 passenger mid-size aircraft that will replace the existing fleet of mid-size aircraft currently in service or in development. Consummation of each of these transactions is subject to regulatory approvals and other closing conditions. We expect the restructuring of the parties' interests in IAE to be completed in mid-2012. The closing of the new joint venture is also subject to the completion of the restructuring of the parties' interests in IAE and may take a substantially longer period of time to complete. See Note 2 to the Consolidated Financial Statements for further discussion.

The following table illustrates the income statement classification and amounts attributable to transactions arising from the collaborative arrangements between participants for each period presented:

(Dollars in millions)	2011	2010	2009
Collaborator share of sales:			
Cost of products sold	**$ 963**	$850	$772
Cost of services sold	**36**	38	29
Collaborator share of program costs (reimbursement of expenses incurred):			
Cost of products sold	**(88)**	(83)	(66)
Research and development	**(220)**	(135)	(97)
Selling, general and administrative	**(4)**	(5)	(4)

NOTE 17: CONTINGENT LIABILITIES

Leases. We occupy space and use certain equipment under lease arrangements. Rental commitments of $1,883 million at December 31, 2011 under long-term non-cancelable operating leases are payable as follows: $515 million in 2012, $404 million in 2013, $292 million in 2014, $184 million in 2015, $115 million in 2016 and $373 million thereafter. Rent expense was $453 million in 2011, $445 million in 2010 and $463 million in 2009.

Additional information pertaining to commercial aerospace rental commitments is included in Note 4 to the Consolidated Financial Statements.

Environmental. Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As described in Note 1 to the Consolidated Financial Statements, we have accrued for the costs of environmental remediation activities and periodically reassess these amounts. We believe that the likelihood of incurring losses materially in excess of amounts accrued is remote. At December 31, 2011, we had $617 million reserved for environmental remediation. Additional information pertaining to environmental matters is included in Note 1 to the Consolidated Financial Statements.

Government. We are now, and believe that in light of the current U.S. government contracting environment we will continue to be, the subject of one or more U.S. government investigations. If we or one of our business units were charged with wrongdoing as a result of any of these investigations or other government investigations (including violations of certain environmental or export laws) the U.S. government could suspend us from bidding on or receiving awards of new U.S. government contracts pending the completion of legal proceedings. If convicted or found liable, the U.S. government could fine and debar us from new U.S. government contracting for a period generally not to exceed three years. The U.S. government could void any contracts found to be tainted by fraud.

Our contracts with the U.S. government are also subject to audits. Like many defense contractors, we have received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate, have settled some allegations and continue to litigate certain cases. In addition, we accrue for liabilities associated with those matters that are probable and can be reasonably estimated. The most likely settlement amount to be incurred is accrued based upon a range of estimates. Where no amount within a range of estimates is more likely, then we accrued the minimum amount.

As previously disclosed, the U.S. Department of Justice (DOJ) sued us in 1999 in the U.S. District Court for the Southern District of Ohio, claiming that Pratt & Whitney violated the civil False Claims Act and common law. This lawsuit relates to the "Fighter Engine Competition" between Pratt & Whitney's F100 engine and General Electric's F110 engine. The DOJ alleges that the government overpaid for F100 engines under contracts awarded by the U.S. Air Force in fiscal years 1985 through 1990 because Pratt & Whitney inflated its estimated costs for some purchased parts and withheld data that would have revealed the overstatements. At trial of this matter, completed in December 2004, the government claimed Pratt & Whitney's liability to be $624 million. On August 1, 2008, the trial court judge held that the Air Force had not suffered any actual damages because Pratt & Whitney had made significant price concessions. However, the trial court judge found that Pratt & Whitney violated the False Claims Act due to inaccurate statements contained in the 1983 offer. In the absence of actual damages, the trial court judge awarded the DOJ the maximum civil penalty of $7.09 million, or $10,000 for each of the 709 invoices Pratt & Whitney submitted in 1989 and later under the contracts. In September 2008, both the DOJ and UTC appealed the decision to the Sixth Circuit Court of Appeals. In November 2010, the Sixth Circuit affirmed Pratt & Whitney's liability under the False Claims Act and remanded the case to the

U.S. District Court for further proceedings on the question of damages. Should the government ultimately prevail, the outcome of this matter could result in a material effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid.

As previously disclosed, in December 2008, the U.S. Department of Defense (DOD) issued a contract claim against Sikorsky to recover overpayments the DOD alleges it has incurred since January 2003 in connection with cost accounting changes approved by the DOD and implemented by Sikorsky in 1999 and 2006. These changes relate to the calculation of material overhead rates in government contracts. The DOD claims that Sikorsky's liability is approximately $92 million (including interest through December 2011). We believe this claim is without merit and Sikorsky filed an appeal in December 2009 with the U.S. Court of Federal Claims, which is pending. We do not believe the resolution of this matter will have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

A significant portion of our activities are subject to export control regulation by the U.S. Department of State (State Department) under the U.S. Arms Export Control Act and International Traffic in Arms Regulations (ITAR). From time to time, we identify, investigate, remediate and voluntarily disclose to the State Department's Office of Defense Trade Controls Compliance (DTCC) potential violations of the ITAR. DTCC administers the State Department's authority under the ITAR to impose civil penalties and other administrative sanctions for violations, including debarment from engaging in the export of defense articles or defense services. Most of our voluntary disclosures are resolved without the imposition of penalties or other sanctions. However, in November 2011, DTCC informed us that it considers certain of our voluntary disclosures filed since 2005 to reflect deficiencies warranting penalties and sanctions. We are currently in discussions with DTCC to reach a consent agreement, which we anticipate will provide for a payment by the Company and commitments regarding additional remedial compliance efforts.

The voluntary disclosures that we anticipate will be addressed in the consent agreement currently under discussion include 2006 and 2007 disclosures regarding the export by Hamilton Sundstrand to P&WC of certain modifications to dual-use electronic engine control software, and the re-export by P&WC of those software modifications and subsequent P&WC-developed patches to China during the period 2002-2004 for use in the development of the Z-10 Chinese military helicopter. The DOJ has also separately conducted a criminal investigation of the matters addressed in these disclosures, as well as the accuracy and adequacy of the disclosures. We have been cooperating with the DOJ's investigation. Since November 2011, we have been in discussions with the DOJ to resolve this matter.

We continue to evaluate the range of possible outcomes of these separate but related export compliance matters, and have recognized a potential liability at December 31, 2011 of $45 million. We are currently unable to predict the precise timing or outcome of the discussions. We do not believe the ultimate resolution of these matters, individually or collectively, will have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Other. Except as otherwise noted, we do not believe that resolution of any of the above matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

As described in Note 15 to the Consolidated Financial Statements, we extend performance and operating cost guarantees beyond our normal warranty and service policies for extended periods on some of our products. We have accrued our estimate of the liability that may result under these guarantees and for service costs that are probable and can be reasonably estimated.

We have accrued for environmental investigatory, remediation, operating and maintenance costs, performance guarantees and other litigation and claims based on our estimate of the probable outcome of these matters. While it is possible that the outcome of these matters may differ from the recorded liability, we believe that resolution of these matters will not have a material impact on our competitive position, results of operations, cash flows or financial condition.

We also have other commitments and contingent liabilities related to legal proceedings, self-insurance programs and matters arising out of the normal course of business. We accrue contingencies based upon a range of possible outcomes. If no amount within this range is a better estimate than any other, then we accrue the minimum amount.

We are also subject to a number of routine lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the ordinary course of our business. We do not believe that these matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

NOTE 18: SEGMENT FINANCIAL DATA

Our operations for the periods presented herein are classified into six principal segments. The segments are generally determined based on the management of the businesses and on the basis of separate groups of operating companies, each with general operating autonomy over diversified products and services.

Otis products include elevators, escalators, moving walkways and service sold to customers in the commercial and residential property industries around the world.

Carrier products include HVAC and refrigeration systems, controls, services and energy efficient products for residential, commercial, industrial and transportation applications.

UTC Fire & Security products include fire and special hazard and suppression systems and firefighting equipment, security, monitoring and rapid response systems and service and security personnel for a diversified international customer base principally in the industrial, commercial and residential property sectors.

Pratt & Whitney products include commercial, military, business jet and general aviation aircraft engines, parts and services, industrial gas turbines, geothermal power systems and space propulsion sold to a diversified customer base, including international and domestic commercial airlines and aircraft leasing companies, aircraft manufacturers, and U.S. and foreign governments. Pratt & Whitney also provides product support and a full range of overhaul, repair and fleet management services and produces land-based power generation equipment.

Hamilton Sundstrand provides aerospace and industrial products and aftermarket services for diversified industries worldwide. Aerospace products include power generation, management and distribution systems, flight systems, engine control systems, environmental control systems, fire protection and detection systems, auxiliary power units and propeller systems. Industrial products include air compressors, metering pumps and heavy duty process pumps.

Sikorsky products include military and commercial helicopters, aftermarket helicopter and aircraft parts and services.

On September 28, 2011, we announced a new organizational structure to better serve customers and drive growth and achieve greater efficiencies through greater integration across certain product lines. This new structure combines Carrier and UTC Fire & Security into a new segment called UTC Climate, Controls & Security. Beginning with the first quarter of 2012, Carrier and UTC Fire & Security will report combined financial and operational results as part of this new segment. As part of this new organizational structure, we also created UTC Propulsion & Aerospace Systems, a new organization consisting of Pratt & Whitney and Hamilton Sundstrand. Pratt & Whitney and Hamilton Sundstrand will continue to report their financial and operational results as separate segments, which is consistent with how we will allocate resources and measure the financial performance of these businesses. We have reported our financial and operational results for the periods presented herein under the six principal segments noted above, consistent with how we have reviewed our business operations for decision-making purposes, resource allocation and performance assessment during 2011.

Segment Information. Total sales by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Segment information for the years ended December 31 is as follows:

	NET SALES			OPERATING PROFITS		
(Dollars in millions)	**2011**	2010	2009	**2011**	2010	2009
Otis	**$ 12,437**	$ 11,579	$ 11,723	**$ 2,815**	$2,575	$2,447
Carrier	**11,969**	11,386	11,335	**1,520**	1,062	740
UTC Fire & Security	**6,895**	6,490	5,503	**692**	714	493
Pratt & Whitney	**13,430**	12,935	12,392	**1,999**	1,987	1,835
Hamilton Sundstrand	**6,150**	5,608	5,560	**1,082**	918	857
Sikorsky	**7,355**	6,684	6,287	**840**	716	608
Total segment	**58,236**	54,682	52,800	**8,948**	7,972	6,980
Eliminations and other	**(46)**	(356)	(375)	**(430)**	(409)	(255)
General corporate expenses	**—**	—	—	**(419)**	(377)	(348)
Consolidated	**$ 58,190**	$54,326	$ 52,425	**$8,099**	$ 7,186	$ 6,377

	TOTAL ASSETS			CAPITAL EXPENDITURES			DEPRECIATION & AMORTIZATION		
(Dollars in millions)	**2011**	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Otis	**$ 8,717**	$ 8,097	$ 7,908	**$ 75**	$ 55	$ 67	**$ 223**	$ 211	$ 204
Carrier	**9,432**	9,472	9,804	**189**	138	90	**164**	183	191
UTC Fire & Security	**12,198**	12,365	10,304	**116**	96	72	**268**	274	214
Pratt & Whitney	**10,705**	10,139	10,063	**290**	321	288	**332**	340	329
Hamilton Sundstrand	**8,593**	8,540	8,509	**163**	117	114	**172**	172	174
Sikorsky	**4,628**	4,521	4,167	**92**	108	95	**84**	83	68
Total segment	**54,273**	53,134	50,755	**925**	835	726	**1,243**	1,263	1,180
Eliminations and other	**7,179**	5,359	5,007	**58**	30	100	**104**	93	78
Consolidated	**$ 61,452**	$58,493	$55,762	**$983**	$865	$826	**$1,347**	$1,356	$1,258

Geographic External Sales and Operating Profit. Geographic external sales and operating profits are attributed to the geographic regions based on their location of origin. U.S. external sales include export sales to commercial customers outside the U.S. and sales to the U.S. government, commercial and affiliated customers, which are known to be for resale to customers outside the U.S. Long-lived assets are net fixed assets attributed to the specific geographic regions.

	EXTERNAL NET SALES			OPERATING PROFITS			LONG-LIVED ASSETS		
(Dollars in millions)	**2011**	2010	2009	**2011**	2010	2009	**2011**	2010	2009
United States Operations	**$30,438**	$ 28,911	$27,990	**$4,586**	$ 4,112	$ 3,771	**$2,974**	$ 3,013	$3,096
International Operations									
Europe	**12,601**	11,957	12,216	**2,136**	1,872	1,743	**1,210**	1,282	1,346
Asia Pacific	**9,394**	7,986	7,173	**1,513**	1,229	990	**883**	839	845
Other	**5,380**	5,374	4,991	**713**	759	476	**760**	804	714
Eliminations and other	**377**	98	55	**(849)**	(786)	(603)	**374**	342	363
Consolidated	**$ 58,190**	$54,326	$52,425	**$8,099**	$7,186	$6,377	**$ 6,201**	$6,280	$6,364

Sales from U.S. operations include export sales as follows:

(Dollars in millions)	**2011**	2010	2009
Europe	**$ 2,310**	$ 1,918	$2,089
Asia Pacific	**2,506**	2,688	2,430
Other	**3,141**	2,690	2,477
	$ 7,957	$7,296	$6,996

Major Customers. Net Sales include sales under prime contracts and subcontracts to the U.S. government, primarily related to Pratt & Whitney, Hamilton Sundstrand and Sikorsky products, as follows:

(Dollars in millions)	**2011**	2010	2009
Pratt & Whitney	**$3,696**	$ 4,081	$3,942
Hamilton Sundstrand	**1,043**	1,137	1,230
Sikorsky	**4,967**	4,529	3,979
Other	**125**	153	127
	$ 9,831	$9,900	$9,278

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2011 Quarters				2010 Quarters			
(Dollars in millions, except per share amounts)	**First**	**Second**	**Third**	**Fourth**	First	Second	Third	Fourth
Net Sales	**$13,344**	**$15,076**	**$14,804**	**$14,966**	$12,040	$13,802	$13,620	$14,864
Gross margin	**3,703**	**4,171**	**4,048**	**4,115**	3,308	3,787	3,953	3,864
Net income attributable to common shareowners	**1,012**	**1,318**	**1,324**	**1,325**	866	1,110	1,198	1,199
Earnings per share of Common Stock:								
Basic—net income	**$ 1.13**	**$ 1.48**	**$ 1.49**	**$ 1.49**	$ .95	$ 1.22	$ 1.32	$ 1.33
Diluted—net income	**$ 1.11**	**$ 1.45**	**$ 1.47**	**$ 1.47**	$ .93	$ 1.20	$ 1.30	$ 1.31

COMPARATIVE STOCK DATA (UNAUDITED)

	2011			2010		
Common Stock	**High**	**Low**	**Dividend**	High	Low	Dividend
First quarter	**$85.46**	**$77.05**	**$.425**	$74.85	$ 65.01	$.425
Second quarter	**$90.67**	**$ 81.19**	**$.480**	$77.09	$62.88	$.425
Third quarter	**$ 91.83**	**$ 67.12**	**$.480**	$ 73.81	$63.62	$.425
Fourth quarter	**$80.36**	**$66.87**	**$.480**	$79.70	$70.23	$.425

Our common stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 23,633 registered shareholders at January 31, 2012.

PERFORMANCE GRAPH (UNAUDITED)

The following graph presents the cumulative total shareholder return for the five years ending December 31, 2011 for our common stock, as compared to the Standard & Poor's 500 Stock Index and to the Dow Jones 30 Industrial Average. Our common stock price is a component of both indices. These figures assume that all dividends paid over the five-year period were reinvested, and that the starting value of each index and the investment in common stock was $100.00 on December 31, 2006.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN


$150
$100
$50
$0
12/06
12/07
12/08
12/09
12/10
12/11
United Technologies Corporation
S&P 500 Index
Dow Jones Industrials

	December					
	2006	2007	2008	2009	2010	**2011**
United Technologies Corporation	$100.00	$124.44	$89.06	$ 118.71	$137.98	**$ 131.12**
S&P 500 Index	$100.00	$105.49	$66.46	$84.05	$ 96.71	**$98.76**
Dow Jones Industrial Average	$100.00	$108.87	$ 74.12	$ 90.91	$103.70	**$112.39**

BOARD OF DIRECTORS

Louis R. Chênevert
Chairman & Chief
Executive Officer
United Technologies Corporation
(Diversified Manufacturer)

John V. Faraci
Chairman and Chief
Executive Officer
International Paper
(Paper, Packaging and Distribution)

Jean-Pierre Garnier
Operating Partner
Advent International
(Global Private Equity Firm)
Retired Chief Executive Officer
GlaxoSmithKline

Jamie S. Gorelick
Partner
WilmerHale
(Law Firm)
Former Deputy Attorney
General of the United States
Former General Counsel of the
Department of Defense

Edward A. Kangas
Former Chairman and CEO
Deloitte, Touche, Tohmatsu
(Audit and Tax Services)

Ellen J. Kullman
Chair of the Board & CEO
DuPont
*(Diversified Chemicals
and Materials)*

Charles R. Lee
Retired Chairman and
Co-Chief Executive Officer
Verizon Communications
(Telecommunications)

Richard D. McCormick
Retired Chairman, President
and Chief Executive Officer
US West, Inc.
(Telecommunications)

Harold McGraw III
Chairman, President and
Chief Executive Officer
The McGraw-Hill Companies
(Global Information Services)

Richard B. Myers
General, U.S. Air Force (Ret.)
and former Chairman of the
Joint Chiefs of Staff
(Military Leadership)

H. Patrick Swygert
President Emeritus
Howard University
(Educational Institution)

André Villeneuve
Chairman, International
Regulatory Strategy Group
City of London
(Advisory Group)

Christine Todd Whitman
President
The Whitman Strategy Group
*(Environment and Public
Policy Consulting)*
Former EPA Administrator
Former Governor of New Jersey

PERMANENT COMMITTEES

Audit Committee
John V. Faraci, Chair
Edward A. Kangas
Richard D. McCormick
Richard B. Myers
H. Patrick Swygert
André Villeneuve

Committee on Compensation and Executive Development
Jean-Pierre Garnier, Chair
Jamie S. Gorelick
Edward A. Kangas
Charles R. Lee
Richard D. McCormick
Harold McGraw III
H. Patrick Swygert

Executive Committee
Louis R. Chênevert, Chair
Charles R. Lee
Richard D. McCormick

Finance Committee
Charles R. Lee, Chair
Louis R. Chênevert
John V. Faraci
Jamie S. Gorelick
Ellen J. Kullman
Richard B. Myers
André Villeneuve
Christine Todd Whitman

Committee on Nominations and Governance
Richard D. McCormick, Chair
John V. Faraci
Jean-Pierre Garnier
Charles R. Lee
Harold McGraw III
Christine Todd Whitman

Public Issues Review Committee
Christine Todd Whitman, Chair
Jean-Pierre Garnier
Jamie S. Gorelick
Ellen J. Kullman
Harold McGraw III
Richard B. Myers
H. Patrick Swygert
André Villeneuve

Paul R. Adams
Senior Vice President,
Operations and Engineering,
Pratt & Whitney

David Adler
President,
Sikorsky Aerospace Services

David G. Appel
President, Transicold,
UTC Climate, Controls & Security

Mark J. Barry
President, Automation &
Controls Solutions,
UTC Climate, Controls & Security

Alain M. Bellemare
President &
Chief Operating Officer,
UTC Propulsion & Aerospace
Systems

Richard H. Bennett, Jr.
Vice President,
Environment, Health & Safety

Patrick Blethon
President, Pacific Asia, Otis

Carey E. Bond
President, Sikorsky Global
Helicopters, and Chief
Marketing Officer

J. Thomas Bowler, Jr.
Senior Vice President,
Human Resources and
Organization

Matthew F. Bromberg
Vice President, Corporate
Strategy and Development

Benoit Brossoit
Vice President, Operations

David B. Carter
Vice President,
Engineering and Technology,
Hamilton Sundstrand

Louis R. Chênevert
Chairman &
Chief Executive Officer

Peter C. Christman, Jr.
President, Pratt & Whitney
Power Systems

Bennett M. Croswell
President, Military Engines,
Pratt & Whitney

Geraud Darnis
President &
Chief Executive Officer,
UTC Climate, Controls & Security

Nancy M. Davis
Vice President and
Chief Information Officer

Pierre Dejoux
President, North Europe
and Africa, Otis

Philippe Delpech
President, EMEA,
UTC Climate, Controls & Security

John J. Doucette
President, Industrial,
Hamilton Sundstrand

Michael R. Dumais
President,
Hamilton Sundstrand

Charles D. Gill, Jr.
Senior Vice President and
General Counsel

David L. Gitlin
Vice President,
Integration, UTC Propulsion
& Aerospace Systems

Lindsay Harvey
President, United Kingdom,
Central and East Europe,
Otis

Gregory J. Hayes
Senior Vice President and
Chief Financial Officer

David P. Hess
President,
Pratt & Whitney

Kathleen M. Hopko
Vice President, Secretary and
Associate General Counsel

Todd J. Kallman
President, Commercial
Engines and Global Services,
Pratt & Whitney

Robert F. Leduc
President, 787, Space Systems
and U.S. Classified Programs,
Hamilton Sundstrand

Peter F. Longo
Vice President,
Controller

James G. Maser
President,
Pratt & Whitney Rocketdyne

Michael B. Maurer
President,
Sikorsky Military Systems

Robert J. McDonough
President, Americas,
UTC Climate, Controls & Security

J. Michael McQuade
Senior Vice President,
Science and Technology

Raymond J. Moncini
Senior Vice President,
Operations,
UTC Climate, Controls & Security

Michael A. Monts
Vice President,
Business Practices

David E. Parekh
Vice President, Research, and
Director, United Technologies
Research Center

Jeffrey P. Pino
President,
Sikorsky

Thomas I. Rogan
Vice President, Treasurer

John Saabas
President,
Pratt & Whitney Canada

Pedro Sainz de Baranda
President,
Otis

Ross B. Shuster
President, Asia,
UTC Climate, Controls & Security

Tobin J. Treichel
Vice President, Tax

Thomas R. Vining
President,
China, Otis

Gregg Ward
Senior Vice President,
Government Affairs

Randal E. Wilcox
President, North and
South America, Otis

CORPORATE OFFICE
United Technologies Corporation
United Technologies Building
Hartford, Connecticut 06101
Telephone: 860.728.7000

This report is made available to shareowners in advance of the annual meeting of shareowners to be held at 2 p.m., April 11, 2012, in Charleston, S.C. The proxy statement will be made available to shareowners on or about February 24, 2012, at which time proxies for the meeting will be requested.

Information about UTC, including financial information, can be found at our website: **www.utc.com**.

STOCK LISTING
New York Stock Exchange

TICKER SYMBOL
UTX

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N.A., is the transfer agent, registrar and dividend disbursing agent for UTC's common stock. Questions and communications regarding transfer of stock, replacement of lost certificates, dividends and address changes, and the Direct Stock Purchase and Dividend Reinvestment Plan should be directed to:

Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021
Telephone:
Within the U.S.: 1.800.488.9281
Outside the U.S.: 1.781.575.2724
Website: **www.computershare.com/investor**

TDD: 1.800.952.9245
Telecommunications device for the hearing impaired.

CERTIFICATIONS
UTC has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2011 filed with the Securities and Exchange Commission certificates of its Chief Executive Officer, Chief Financial Officer and Controller certifying, among other things, the information contained in the Form 10-K.

Annually UTC submits to the New York Stock Exchange (NYSE) a certificate of UTC's Chief Executive Officer certifying that he was not aware of any violation by UTC of NYSE corporate governance listing standards as of the date of the certification.

DIVIDENDS
Dividends are usually paid on the 10th day of March, June, September and December.

ELECTRONIC ACCESS
Rather than receiving mailed copies, registered shareowners may sign up at the following website for electronic communications, including annual meeting materials, stock plan statements and tax documents:
www.computershare-na.com/green.

For annual meeting materials, your enrollment is revocable until a week before each year's record date for the annual meeting. Beneficial shareowners may be able to request electronic access by contacting their broker or bank, or Broadridge Financial Solutions at:
http://enroll.icsdelivery.com/utc.

ADDITIONAL INFORMATION
Shareowners may obtain a copy of the UTC Annual Report on Form 10-K for fiscal year 2011 filed with the Securities and Exchange Commission by writing to:

Corporate Secretary
United Technologies Corporation
United Technologies Building
Hartford, Connecticut 06101

For additional information about UTC, please contact Investor Relations at the above corporate office address, or visit our website at: **www.utc.com**.

SHAREOWNER INFORMATION SERVICES
Our Internet and telephone services give shareowners fast access to UTC financial results. The 24-hour-a-day, toll-free telephone service includes recorded summaries of UTC's quarterly earnings information and other company news. Callers also may request copies of our quarterly earnings and news releases, by either fax or mail, and obtain copies of the UTC Annual Report and Form 10-K.

To access the service, dial 1.800.881.1914 from any touchtone phone and follow the recorded instructions.

DIRECT REGISTRATION SYSTEM
If your shares are held in street name through a broker and you are interested in participating in the Direct Registration System, you may have your broker transfer the shares to Computershare Trust Company, N.A., electronically through the Direct Registration System. Interested investors can request a description of this book-entry form of registration by calling Shareholder Direct at: 1.800.881.1914.

ENVIRONMENTALLY FRIENDLY REPORT
This annual report is printed on recycled and recyclable paper.

www.utc.com
www.carrier.com
www.hamiltonsundstrand.com
www.otis.com
www.pw.utc.com
www.sikorsky.com
www.utcfireandsecurity.com
www.utcpower.com

AWARDS/RECOGNITION

UTC named No. 1 **Most Admired** aerospace and defense company by *Fortune* magazine.

UTC included in **World's Most Respected Companies** by *Barron's* magazine.

UTC named to the **Dow Jones sustainability indexes** for the 13th consecutive year.

UTC given the highest rating in 2011 for **workplace equality** from the Human Rights Campaign.

UTC named one of the nation's most diverse companies on DiversityBusiness.com's list of the **Top 50 Organizations for Multicultural Business Opportunities**.

UTC ranked fourth in the Capital Goods category and 65th overall in the 2011 **Green Rankings** by *Newsweek* magazine.

UTC Chairman & Chief Executive Officer Louis R. Chênevert named **Person of the Year** by *Aviation Week* magazine for the steps he has taken to strengthen the company and the aerospace and defense industries.

UTC Chairman & Chief Executive Officer Louis R. Chênevert honored with the National Minority Supplier Development Council **2011 Minority Business Leadership Award** for his ongoing commitment to developing a global network of diverse suppliers.

UTC's chief executive officer, chief financial officer and investor relations team given top rankings in the **2011 All-America Executive Team**, Capital Goods/Industrials/Aerospace & Defense Electronics sector, *Institutional Investor* magazine.

Hamilton Sundstrand named a **Thomson Reuters 2011 Top 100 Global Innovator**, an honor given to companies that invent on a significant scale, work on developments that are acknowledged as innovative by others and whose inventions are globally protected due to their importance.

Pratt & Whitney's PurePower PW1000G engine named by *TIME* magazine as one of **The 50 Best Inventions of 2011**, describing it as "the most important development in aviation in 2011."

Sikorsky Aircraft Corp. X2 Technology demonstrator team named winner of the **Robert J. Collier Trophy**, awarded annually to recognize the greatest achievements in aeronautics or astronautics in the United States.

UTC Fire & Security awarded the National Safety Council's **2011 Robert W. Campbell Award**, which recognizes organizations that achieve business excellence by integrating environmental, health and safety management into their business operating systems.

STAKEHOLDER ENGAGEMENT

For seven years, UTC has sought feedback on its corporate responsibility reporting and performance. Throughout 2011, across the globe, we engaged stakeholders in all our activities and efforts, which include, but are not limited to, environment; health and safety; ethics; governance; human rights; and overall community affairs. These relationships and partnerships help inform our approach and its integration with our business efforts.

This report and its associated Web content at www.utc.com provide detailed examples of how our approach to integrating responsibility into our operations fosters a culture of innovation and delivers results.

Your feedback is important to us. Please visit www.utc.com/responsibility and tell us what you think of our financial and corporate responsibility performance and reporting.

All paper used in this report is certified to the Forest Stewardship Council™ (FSC®) standards. The cover and narrative section are printed on paper made with 100 percent post-consumer recycled content, using 100 percent renewable electricity and manufactured carbon neutral. The financial section is printed on paper that utilizes 10 percent post-consumer recycled content and is made with improved energy efficiency and the use of cogeneration and hydroelectricity.


FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C015782

PHOTO CREDITS
Inside front cover, courtesy U.S. Navy
Page 9, top, courtesy gkkworks
Page 10, the Empire State Building image® is a registered trademark of ESBC and is used with permission
Page 11, top, courtesy Silverstein Properties



United Technologies

UNITED TECHNOLOGIES BUILDING
HARTFORD, CONNECTICUT 06101
U.S.A.
www.utc.com

HAMILTON SUNDSTRAND
OTIS
PRATT & WHITNEY
SIKORSKY
UTC CLIMATE, CONTROLS & SECURITY